







SEC MAIL PROCESSING
RECEIVED
APR 22 2013
WASH, D.C.
193
SECTION

NORTHEAST
COMMUNITY BANCORP, INC.

NOTICE OF 2013 ANNUAL MEETING, PROXY STATEMENT AND 2012 ANNUAL REPORT

NORTHEAST COMMUNITY BANCORP, INC.

Corporate Profile

Northeast Community Bancorp, Inc., headquartered in White Plains, New York, is the holding company for Northeast Community Bank. Established in 1934, Northeast Community Bank is a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. We conduct our lending activities throughout the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, New Hampshire and Pennsylvania. We attract deposits from the general public and use those funds to originate multi-family residential, mixed-use and non-residential real estate and consumer loans, which we hold for investment.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948
www.RTCO.com

Stock Listing

Northeast Community Bancorp, Inc.'s common stock is quoted on the Nasdaq Global Market under the symbol "NECB."

Locations

Corporate Headquarters and Main Office Annex

325 Hamilton Avenue
White Plains, New York 10601

55 Church Street
White Plains, New York 10601

Bank Branches

325 Hamilton Avenue
White Plains, New York 10601

590 East 187th Street
Bronx, New York 10458

242 West 23rd Street
New York, New York 10011

8 No. Park Avenue
Plymouth, Massachusetts 02360

66 Elm Street
Danvers, Massachusetts 01923

1470 First Avenue
New York, New York 10021

1751 Second Avenue
New York, New York 10218

87 Elm Street
Danvers, Massachusetts 01923

35 Edgell Road
Framingham, Massachusetts 01017

281 Quincy Avenue
Quincy, Massachussetts 02169

Other Properties

1353-55 First Avenue
New York, New York 10021

830 Post Road East
Westport, Connecticut 06880



NorthEast
Community Bancorp, Inc.

April 17, 2013

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of NorthEast Community Bancorp, Inc. The meeting will be held at the Crowne Plaza Hotel, 66 Hale Avenue, White Plains, New York on Tuesday, May 21, 2013 at 10:00 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Officers and directors of the Company, as well as a representative of ParenteBeard LLC, the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Kenneth A. Martinek
Chairman and Chief Executive Officer

Important Notice Regarding Attending the Meeting and Voting Shares Held in Street Name

If your shares are registered directly in your name at our transfer agent, Registrar and Transfer Company, you will need photo identification to be admitted to the annual meeting.

If you hold your shares in street name, you will need photo identification *and* proof of ownership to be admitted to the annual meeting. Examples of proof of ownership include a recent brokerage statement or letter from a bank or broker. If you want to vote your shares of NorthEast Community Bancorp common stock held in street name in person at the annual meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.



NORTHEAST
COMMUNITY BANCORP, INC.

325 Hamilton Avenue
White Plains, New York 10601
(914) 684-2500

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE . . . . 10:00 a.m. on Tuesday, May 21, 2013

PLACE . . . . Crowne Plaza Hotel
66 Hale Avenue
White Plains, New York

ITEMS OF BUSINESS . . . .

(1) To elect four directors to serve for a term of three years;

(2) To ratify the appointment of ParenteBeard LLC as our independent registered public accounting firm for fiscal year 2013;

(3) To vote on a non-binding resolution to approve the compensation of the named executive officers;

(4) To vote on the frequency of the advisory vote on the compensation of our named executive officers; and

(5) To transact other business as may properly come before the meeting and any adjournment or postponement thereof.

RECORD DATE . . . . In order to vote, you must have been a stockholder at the close of business on March 28, 2013.

PROXY VOTING . . . . It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy card or voting instruction card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

Anne Stevenson-DeBlasi
Corporate Secretary
April 17, 2013

IMPORTANT: Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

NORTHEAST COMMUNITY BANCORP, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of NorthEast Community Bancorp, Inc. for the 2013 annual meeting of stockholders and for any adjournment or postponement of the meeting. NorthEast Community Bancorp is the holding company for NorthEast Community Bank.

We are holding the 2013 annual meeting at the Crowne Plaza Hotel, 66 Hale Avenue, White Plains, New York on Tuesday, May 21, 2013 at 10:00 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 17, 2013.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote the shares of NorthEast Community Bancorp common stock that you owned as of the close of business on March 28, 2013. As of the close of business on March 28, 2013, a total of 12,644,752 shares of NorthEast Community Bancorp common stock were outstanding, including 7,273,750 shares of common stock held by NorthEast Community Bancorp, MHC. Each share of common stock has one vote.

Ownership of Shares; Attending the Meeting

You may own shares of NorthEast Community Bancorp in one or more of the following ways:

- Directly in your name as the stockholder of record;
- Indirectly through a broker, bank or other holder of record in "street name;" or
- Indirectly through the NorthEast Community Bank Employee Stock Ownership Plan ("ESOP").

If your shares are registered directly in your name at our transfer agent, Registrar and Transfer Company, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the annual meeting. **If you plan to attend the annual meeting you must bring photo identification to be admitted to the meeting.**

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the voting instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. **If you hold your shares in street name, you will need photo identification and proof of ownership to be admitted to the annual meeting.** Examples of proof of ownership include a recent brokerage statement or letter from a bank or broker. If you want to vote your shares of NorthEast Community Bancorp common stock held in street name in person at the annual meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares. If you hold shares through the ESOP or the NorthEast Community Bank 401(k) Plan (the "401(k) Plan") you will receive a voting instruction card for each plan in which you participate that reflects all shares that you may direct the trustee to vote on your behalf under such plan.

For information on your voting rights as a participant under the ESOP or the 401(k) Plan, see "*—Participants in the Bank's ESOP or 401(k) Plan.*"

Quorum and Votes Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Vote Required for Proposals. At this year's annual meeting, stockholders will elect four directors to each serve a term of three years. In voting on the election of directors, you may vote in favor of all the nominees for director, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the four nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve this matter, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote at the annual meeting is required.

In the advisory vote on the non-binding resolution to approve the compensation of the named executive officers, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the non-binding resolution on an advisory basis, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote at the annual meeting is required.

In the advisory vote on the frequency of the stockholder vote to approve the compensation of the named executive officers, you may vote for a frequency of every one, two, or three years or abstain from voting. The option of one year, two years or three years that receives the highest number of votes cast will be the frequency selected by the Company's shareholders.

Effect of Not Casting Your Vote. If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement), the non-binding resolution to approve the compensation of the named executive officers (Item 3 of this Proxy Statement) and the proposal with respect to the frequency of the stockholder vote to approve the compensation of the named executive officers (Item 4 of this Proxy Statement). Current regulation restricts the ability of your bank or broker to vote your uninstructed shares on these matters on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote on these matters, no votes will be cast on your behalf. These are referred to as broker non-votes. Your bank or broker does, however, have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 2 of this Proxy Statement).

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes withheld and broker non-votes will have no effect on the outcome of the election. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm and on the non-binding resolution to approve the compensation of the named executive officers, abstentions and broker non-votes will have the same effect as a vote against the proposal. In counting votes on the proposal with respect to the frequency of the stockholder vote to approve the compensation of the named executive officers, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Because NorthEast Community Bancorp, MHC owns in excess of 50% of the outstanding shares of NorthEast Community Bancorp, Inc. common stock, the votes it casts will ensure the presence of a quorum and control the outcome of the vote on all proposals.

Voting by Proxy

The Company's Board of Directors is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named on the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends that you vote:

- **"FOR" each of the nominees for director;**
- **"FOR" ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm;**
- **"FOR" the approval of the compensation of the named executive officers; and**
- **To hold the advisory vote to approve the compensation of the Company's named executive officers every three years.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your Company common stock may be voted by the persons named in the proxy card on the new annual meeting date, provided you have not revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not itself constitute revocation of your proxy.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the NorthEast Community Bank Employee Stock Ownership Plan (the "ESOP") or if you hold Company common stock through the NorthEast Community Bank 401(k) Plan (the "401(k) Plan"), you will receive a voting instruction card for each plan in which you participate that reflects all shares that you may direct the trustee to vote on your behalf under such plan. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which the trustee has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares in the NorthEast Community Bancorp, Inc. Stock Fund credited to his or her account. If the 401(k) Plan trustee does not receive timely voting instructions for the shares of Company common stock held in the 401(k) Plan, the shares will not be voted. **The deadline for returning your voting instructions to each plan's trustee is May 14, 2013.**

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Company's Board of Directors currently consists of ten members, all of whom are independent under the listing requirements of The NASDAQ Stock Market, except for Kenneth A. Martinek, President and Chief Executive Officer of the Company and the Bank, Salvatore Randazzo, Executive Vice President and Chief Financial Officer of the Company and the Bank and Charles A. Martinek, Vice President and Internal Loan Review Officer of the Bank and brother of Kenneth A. Martinek. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including: (i) consultant services provided to the Bank by director Kenneth H. Thomas; and (ii) legal services provided to the Bank by a law firm in which director Diane B. Cavanaugh's husband is a partner.

Board Leadership Structure

The Company's Board of Directors endorses the view that one of its primary functions is to protect stockholders' interests by providing independent oversight of management, including the Chief Executive Officer. However, the Board does not believe that mandating a particular structure, such as designating an independent lead director or having a separate Chairman and Chief Executive Officer, is necessary to achieve effective oversight. The Board of the Company is currently comprised of ten directors, seven of whom are independent directors under the listing standards of The NASDAQ Global Market. The Chairman of the Board has no greater nor lesser vote on matters considered by the Board than any other director, and the Chairman does not vote on any related party transaction. All directors of the Company, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve the best interests of the stockholders. Accordingly, separating the offices of Chairman and Chief Executive Officer would not serve to enhance or diminish the fiduciary duties of any director of the Company.

The Chairman of the Board and Chief Executive Officer positions are held by the same person, due in part to the fact that the Chief Executive Officer is the Director most familiar with the Company's business and industry and is best situated to lead discussions on important matters affecting the business of the Company. Combining the Chief Executive Officer and Chairman positions creates a firm link between the Company's management and the Board and promotes the development and implementation of sound corporate strategy. The Chairman of the Board provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. The Board of Directors does not currently have a lead director position. As a result of the current structure of the Board, the independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through the Audit, Compensation and Nominating/Corporate Governance Committees and, when necessary, special meetings of independent directors.

The Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Board meets regularly with management to discuss strategy and risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Committees of the Board of Directors

The following table identifies the members of our Audit, Compensation, and Nominating/Corporate Governance Committees as of December 31, 2012. All members of each committee are independent in accordance with the listing requirements of The NASDAQ Global Market. Each of the committees operates under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Investor Relations section of the Company's website, *www.necommunitybank.com*.

Director	Audit Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Diane B. Cavanaugh		X*	X
Arthur M. Levine	X*	X	
Eugene M. Magier			X
John F. McKenzie	X		
Harry (Jeff) A.S. Read		X	
Linda M. Swan	X		
Kenneth H. Thomas			X*
Number of Meetings in 2012	5	1	2

* Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's accounting and reporting practices, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Board of Directors has determined that Arthur M. Levine is an audit committee financial expert under the rules of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See "*Report of the Audit Committee.*"

Compensation Committee

The Compensation Committee approves the compensation objectives for the Company and the Bank and establishes the compensation for the Chief Executive Officer and other executives. Our Chief Executive Officer makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other executives. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer and other highly compensated executive officers' compensation including base salary, annual incentive, long-term incentives and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

Nominating/Corporate Governance Committee

The Company's Nominating/Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing the Company's corporate governance guidelines. The Nominating/Corporate Governance Committee also considers and recommends the nominees for director to stand for election at the Company's annual meeting of stockholders. Further, when identifying nominees to serve as director, the Nominating/Corporate Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. The procedures of the Nominating/Corporate Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are set forth below.

Minimum Qualifications For Director Nominees. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's bylaws, which include a minimum stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

Candidates deemed eligible for election to the Board of Directors are evaluated by the Nominating/Corporate Governance Committee using the following criteria for selecting nominees:

- financial, regulatory and business experience and skills;
- familiarity with and participation in the local community;
- integrity, honesty and reputation in connection with upholding a position of trust with respect to customers;
- ability to devote sufficient time and energy to diligently perform duties; and
- independence.

The Nominating/Corporate Governance Committee will also consider any other factors the Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, before nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's integrity; Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria described above. If such individual fulfills these criteria, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the stockholder making the recommendation, the name and address of such stockholder as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Director Compensation

The following table provides the compensation received by individuals, other than our named executive officers listed in the "Summary Compensation Table," who served as directors of the Company during the 2012 fiscal year.

Name	*Fees Earned or Paid in Cash(1)*	*All Other Compensation*	*Total*
Diane B. Cavanaugh	$ 45,250	$ —	$ 45,250
Arthur M. Levine	50,750	—	50,750
Eugene M. Magier (2)	13,500	1,664[4]	15,164
Charles A. Martinek	—	—	—[3]
John F. McKenzie	45,250	—	45,250
Linda M. Swan	46,250	—	46,250
Harry (Jeff) A.S. Read	43,750	—	43,750
Kenneth H. Thomas	39,250	90,000[5]	129,250

(1) Includes fees earned for service with the Company and the Bank.
(2) Mr. Magier was appointed to the Board of Directors on September 30, 2012.
(3) As an employee of the Bank, Mr. Charles Martinek did not receive any fees for his service as a director of the Company or the Bank. Mr. Martinek is not a named executive officer listed in the *Summary Compensation Table.*
(4) Amount listed represents payment for legal work performed for the Bank.
(5) Amount listed represents payment for consulting work performed for the Bank on matters relating to bank branching and the Community Reinvestment Act. Dr. Thomas has been a consultant to the Bank since 1978.

Cash Retainer and Meeting Fees for Non-Employee Directors. Each non-employee director of the Bank receives a $3,000 quarterly retainer plus $1,000 per meeting attended. Non-employee directors also receive a $750 quarterly retainer plus $750 per meeting attended for their service on the Board of Directors of the Company, $500 per meeting attended for service on the Audit, Compensation, and Nominating/Corporate Governance Committees of the Board of the Company, and $1,000 per meeting attended for service on the Strategic Planning Committee. In addition, the Chairperson of the Audit Committee receives a $2,500 quarterly retainer and the Chairpersons of the Compensation and Nominating/Corporate Governance Committee each receive a $1,250 quarterly retainer. Directors do not receive any fees for their service on the Board of Directors of NorthEast Community Bancorp, MHC.

Directors' Deferred Compensation Plan. The Bank maintains the NorthEast Community Bank Directors' Deferred Compensation Plan to provide director participants with a vehicle to defer fees until termination of service or a change in control. Director participants may elect on or before December 31st of each year to defer all or part of their fees earned during the following year. All deferrals are credited with interest on an annual basis at the prevailing rate payable by the Bank on its 60-month certificate of deposit. Directors are fully vested at all times in their deferrals. Directors must determine when their account balances will be distributed at the time a deferral election is made and all plan distributions will be made in cash. Plan account balances are also payable upon disability, termination of service, death, following a change in control or upon the occurrence of an unforeseeable emergency. Currently, there are no participants in the Director Deferred Compensation Plan.

Outside Director Retirement Plan. The Bank maintains the NorthEast Community Bank Outside Director Retirement Plan to provide non-employee directors with long standing service with a supplemental retirement benefit. All current non-employee directors are participants in the plan. Participating directors are entitled to receive a retirement benefit calculated based on years of service and director fees paid during the 12 completed calendar months preceding a director's termination of service multiplied by a vesting percentage. Participating directors with less than 10 years of service will receive no benefit under the plan. Participating directors with 10 years but less than 15 years of service will receive a benefit based on 50% of the total directors fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 15 years but less than 20 years will receive 75% of the total directors fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 20 or more years of service will receive a benefit calculated using 100% of the director fees paid during the 12 months preceding the directors termination. Participating directors vest in their retirement benefit at a rate of 20% per year for years of service after January 1, 2006. The annual director retirement benefit is generally paid monthly over a 120-month period following the month in which a director terminates his service on the Board of Directors. In the event a participating director dies while in pay status, the director's beneficiary will receive his or her remaining installments beginning in the month immediately following the director's death. In the event a participating director is terminated in connection with a change in control (as defined in the plan), the director will receive a lump sum payment equal to the actuarial equivalent of the director's monthly benefit. In the event a participating director is removed from the Board of Directors for cause, the director will forfeit all rights and benefits under the plan.

Board and Committee Meetings

During 2012, the Board of Directors held 18 meetings. Each of our current directors attended at least 95% of the Board meetings and the committee meetings on which such director served during 2012.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages each director to attend annual meetings of stockholders. All of the directors then in office attended the 2012 Annual Meeting of Stockholders.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to promote the highest standards of ethical conduct by the Company's directors, executive officers and employees. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct can be found in the Investor Relations section of the Company's website, *www.necommunitybank.com.*

REPORT OF THE AUDIT COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent registered public accounting firm ("independent accountants") are responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent accountants the independent accountants' independence. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with their independence.

The Audit Committee discussed with the Company's independent accountants the overall scope and plans for their audit. The Audit Committee meets with the independent accountants, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accountants who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent accountants do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent accountants are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors of
NorthEast Community Bancorp, Inc.

Arthur M. Levine (Chairperson)
John F. McKenzie
Linda M. Swan

STOCK OWNERSHIP

The following table provides information as of March 28, 2013, with respect to persons known by the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
NorthEast Community Bancorp, MHC(2) 325 Hamilton Avenue White Plains, New York 10601	7,273,750	57.52%
Stilwell Value Partners IV, L.P., Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Value LLC, and Joseph Stilwell 111 Broadway, 12th Floor New York, New York 10006	1,252,000(3)	9.90%
Manulife Financial Corporation Manulife Asset Management LLC 200 Bloor Street East Toronto, Ontario, Canada, M4W1E5	634,262(4)	5.02%

(1) Based on 12,644,752 shares of the Company's common stock outstanding and entitled to vote as of March 28, 2013.

(2) The members of the Board of Directors of NorthEast Community Bancorp and NorthEast Community Bank also constitute the Board of Directors of NorthEast Community Bancorp, MHC.

(3) Based on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on March 26, 2013, which indicates that Stilwell Value Partners IV, L.P. Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Value LLC, and Joseph Stilwell have shared voting and dispositive power over 1,252,000 shares.

(4) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012 which indicates that Manulife Financial Corporation has no sole or shared voting or dispositive power over any Company common stock and Manulife Financial Corporation's indirect wholly-owned subsidiary, Manulife Asset Management (US) LLC, has sole voting and dispositive power over 634,262 shares. The address of Manulife Asset Management (US) LLC is 101 Huntington Avenue, Boston, Massachusetts 02199.

The following table provides information as of March 28, 2013 about the shares of Company common stock that may be considered to be beneficially owned by each director, nominee for director, executive officers named in the *Summary Compensation Table* and by all directors, nominees for director and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting power and sole investment power with respect to the shares shown. All directors and executive officers as a group do not own over 1% of the Company's outstanding shares based on 12,644,752 shares of the Company's common stock outstanding and entitled to vote as of March 28, 2013.

Name	Number of Shares Owned (1)(2)
Diane B. Cavanaugh	500
Jose M. Collazo	12,418
Arthur M. Levine	2,076 (3)
Eugene M. Magier	5,000 (4)
Charles A. Martinek	9,287
Kenneth A. Martinek	56,801
John F. McKenzie	5,000
Salvatore Randazzo	7,107
Harry (Jeff) A.S. Read	6,031
Linda M. Swan	730
Kenneth H. Thomas	10,000 (5)
All Executive Officers, Directors and Director Nominees, as a Group (11 persons)	

(1) Includes shares allocated to the account of individuals under the Bank's ESOP with respect to which individuals have voting but not investment power as follows: Mr. Charles Martinek – 3,767 shares, Mr. Kenneth Martinek – 11,070 shares (including 935 shares allocated to Mr. Martinek's spouse), Mr. Salvatore Randazzo – 7,107 shares, and Mr. Collazo – 6,432 shares (including 2,158 shares allocated to Mr. Collazo's spouse).
(2) Includes shares held in trust in the 401(k) Plan as to which each individual has investment and voting power as follows: Mr. Charles Martinek – 3,965 shares, Mr. Kenneth Martinek – 45,731 shares, Mr. Collazo – 2,095 shares and Mr. Collazo's spouse – 3,866. These amounts reflect ownership units in the employer stock fund of the 401(k) Plan, which consists of both issuer stock and a reserve of cash. The actual number of shares held by the individual may vary when such units are actually converted into shares upon distribution of the units to the individual.
(3) Includes 1,000 shares held by Mr. Levine's spouse as trustee.
(4) Includes 1,900 shares held by Mr. Magier's spouse's IRA.
(5) Includes 370 shares held by Mr. Thomas' spouse's IRA.

ITEMS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

The Board of Directors of NorthEast Community Bancorp is presently composed of ten members. The Board is divided into three classes, each with three-year staggered terms, with one-third of the directors elected each year. The nominees for election this year are Arthur M. Levine, Eugene M. Maier, Kenneth A. Martinek and John F. McKenzie, all of whom are current directors of the Company and the Bank.

Unless you indicate on your proxy card that your shares should not be voted for certain directors, the Board of Directors intends that the proxies solicited by it will be voted for the election of all of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve. **The Board of Directors recommends a vote "FOR" the election of all nominees.**

Information regarding the Board of Director's nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2012 and the indicated period of service as a director includes service as a director of the Bank. Based on their respective experiences, qualifications, attributes and skills set forth below, the Board of Directors determined that each current director and nominee should serve as a director.

Board Nominees for Terms Ending in 2016

Arthur M. Levine is a certified public accountant and Member of the accounting firm A.L. Wellen LLC. Age 78. Director since 1995.

Mr. Levine's accounting and business experience for over 50 years provides the Board with valuable insight and expertise with regard to various financial and accounting matters affecting the Company.

Eugene M. Magier is an attorney and has been President of the Law Offices of Eugene M. Magier, P.C. since 1994. Mr. Magier is a licensed Massachusetts Real Estate Broker and has managed residential and commercial real estate. Prior to starting his own law firm, Mr. Magier served as Legal Counsel for CVS Corporation. Age 51. Director since 2012.

Mr. Magier's experience and background as an attorney specializing in commercial real estate, acquisitions, workouts and contracts provides the Board with valuable knowledge and expertise directly related to the business issues facing the Company and the Bank.

Kenneth A. Martinek has served as Chairman of the Board and Chief Executive Officer of NorthEast Community Bancorp since its formation in 2006 and as President from 2006 until January 2013. He has served with NorthEast Community Bank since 1976 and has been the Chief Executive Officer of the Bank since 1991 and was the President from 1991 until January 2013. Mr. Martinek was first elected as a director of the Bank in 1983 and was appointed Chairman of the Board in 2002. Mr. Martinek's brother, Charles A. Martinek, also serves on the Board of Directors. Age 60.

Since becoming President and Chief Executive Officer of the Bank in 1991, Mr. Martinek has successfully completed a mutual holding company reorganization and minority stock offering and navigated the issues facing a public company in the banking sector. Mr. Martinek's knowledge of all aspects of the business and its history, combined with his success and strategic vision, position him well to continue to serve as our Chairman and Chief Executive Officer.

John F. McKenzie is a retired insurance executive. Prior to his retirement in early 2008, Mr. McKenzie was the owner of an insurance agency in Orange, Connecticut, providing multiline personal and commercial insurance products. Age 69. Director since November 2006.

Mr. McKenzie provides the Board with significant management, strategic and operational knowledge through his previous experience as owner of an insurance agency.

Directors with Terms Ending in 2014

Salvatore Randazzo has served as Executive Vice President and Chief Financial Officer of NorthEast Community Bancorp since its formation in 2006, and Chief Operating Officer since December 2009. He has served as Executive Vice President and Chief Financial Officer of NorthEast Community Bank since 2002, and Chief Operating Officer since December 2009. Mr. Randazzo joined the Bank as senior accountant in 1997. Prior to joining NorthEast Community Bancorp, he served as an internal auditor with JP Morgan & Chase's Private Banking division and as an accountant in the controllers department of JP Morgan & Chase. He began his tenure with JP Morgan & Chase upon his graduation from Baruch College. Mr. Randazzo holds a Bachelor of Business Administration degree in Accounting. Age 45. Director since 2003.

Since becoming Chief Financial Officer of the Bank in 2002 and Chief Operating Officer in December 2009, Mr. Randazzo has successfully assisted the Bank in its mutual holding company reorganization and minority stock offering and navigated the various financial and accounting issues facing public companies in the banking sector. Mr. Randazzo's financial discipline, expertise and knowledge of all aspects of the business and its history, position him well to continue to serve as a Director and Chief Financial Officer.

Harry (Jeff) A.S. Read is a retired registered investment adviser who previously worked with Geneos Wealth Management, Inc. from January 2006 until January 2011. From January 2004 to December 2005, Mr. Read served as a registered investment adviser with Financial Network Investment Corp., an ING company. Before serving with Financial Network Investment Corp., Mr. Read worked as a registered investment adviser with Allmerica Financial of Worcester, MA, for over twenty years. Mr. Read has served several terms in the Massachusetts House of Representatives. Age 76. Director since 2005.

Mr. Read brings a wealth of varied experience to the Board as a former lobbyist keying on important issues affecting business, trustee of a non-profit corporation and as a registered investment adviser. Not only does Mr. Read provide the Board with substantial knowledge regarding the financial sector and investments, but he also provides valuable regulatory and political insight.

Linda M. Swan is a retired Director of the Corporate Activities Division of the Office of Thrift Supervision. Age 63. Director since 1991.

Ms. Swan is a critical member of a well rounded Board of Directors. As a former Vice President for the Office of Thrift Supervision, Ms. Swan provides knowledge and expertise directly related to the various regulatory matters affecting the Company and the Bank.

Directors with Terms Ending in 2015

Diane B. Cavanaugh is an attorney with Lyons McGovern, LLP. Age 56. Director since 1992.

As an attorney specializing in commercial litigation, Ms. Cavanaugh has the ability to provide the Board with the legal knowledge necessary to assess issues facing the Board effectively.

Charles A. Martinek has served as Vice President and Internal Loan Review and Community Reinvestment Officer of NorthEast Community Bank since May, 2007. Prior to that time, Mr. Martinek served as a commercial loan officer with the Bank since 2001, and as an assistant vice president since 2002. Before serving with the Bank, Mr. Martinek was a quality control analyst with C. Cowles & Co. Mr. Martinek is also the owner of Martinek Investment Properties, LLC. Mr. Martinek's brother, Kenneth Martinek, also serves on the Board of Directors. Age 51. Director since 2002.

Mr. Martinek's commercial loan experience is crucial to the Board's ability comprehend and adequately advise the Company on the specific business issues facing the Company.

Kenneth H. Thomas has been an independent bank analyst and consultant since 1969 and has been President of K.H. Thomas Associates, LLC since 1975. Dr. Thomas holds a Ph.D. in Finance from the Wharton School and has written extensively on the Community Reinvestment Act of 1977. He has been a consultant to the Bank since 1978. Age 65. Director since 2001.

As an independent bank analyst for over 40 years, Dr. Thomas offers the Board essential industry experience. In addition, Dr. Thomas is a critical advisor to the Bank for operational, branching and Community Reinvestment Act matters.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed ParenteBeard LLC to be the Company's independent registered public accounting firm for the 2013 fiscal year, subject to ratification by stockholders. A representative of ParenteBeard LLC is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of ParenteBeard LLC is not approved by the stockholders at the annual meeting, the Audit Committee may consider other independent registered public accounting firms.

Auditor Fees

The following table sets forth the fees billed to the Company for the fiscal years ending December 31, 2012 and December 31, 2011 by ParenteBeard LLC.

	2012	2011
Audit Fees[(1)]	$141,690	$145,025
Audit-Related Fees	—	—
Tax Fees[(2)]	25,600	29,500
All other fees[(3)]	45,362	20,000

(1) Includes professional services rendered for the audit of the Company's annual financial statements and review of financial statements included in Forms 10-Q, including out-of-pocket expenses.
(2) Tax fees include the following: preparation of federal, state and city tax returns.
(3) XBRL service fees.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for appointing and setting the compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor to ensure that the independent auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services. During the year ended December 31, 2012, all services provided by the independent auditor were approved, in advance, by the Audit Committee in compliance with these procedures.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm.

Item 3 — Advisory Vote on Executive Compensation

The Board of Directors of the Company is committed to excellence in governance. As part of that commitment, and as required by federal securities laws, the Board of Directors is providing our stockholders with an opportunity to provide a non-binding advisory vote, on the compensation of our named executive officers as disclosed in this proxy statement. This vote, which is often referred to as the "say-on-pay" vote, provides stockholders with the opportunity to endorse or not endorse the following resolution:

"Resolved, that the compensation of the named executive officers, as described in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in this proxy statement is hereby approved."

Because the vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors unanimously recommends a vote "FOR" approval of the compensation of the named executive officers.

Item 4 — Advisory Vote on the Frequency of a Stockholder Vote to Approve Executive Compensation

As part of the Board of Director's commitment to excellence in governance, and as required by federal securities laws, the Board of Directors is providing our stockholders with an opportunity to provide a non-binding advisory vote on the frequency of the stockholder votes on executive compensation.

This proposal gives the Company's stockholders the opportunity to determine whether the frequency of stockholder votes on executive compensation will be every one, two or three years. Stockholders are not being asked to approve or disapprove of the Board's recommendation, but rather to indicate their own choice as among the frequency options. Stockholders may also abstain from voting on the frequency of stockholder votes on executive compensation.

For the reasons described below, the Board of Directors recommends that our stockholders select a frequency of every three years.

- Company performance should be evaluated by stockholders using a long-term approach. Our compensation program emphasizes long-term goals and our Compensation Committee, in considering executive performance, also gives great weight to long-term results, including growth and business trends.

- The Board believes that a three-year schedule permits stockholders sufficient time to review and draw conclusions on significant executive compensation issues and trends, reducing the potential for rapid and extreme reactions based on short-term developments and results.

- A three-year schedule would provide investors sufficient time to evaluate the effectiveness of both short- and long-term compensation strategies and related business outcomes of the Company.

- Stockholders have the opportunity, and have taken the opportunity, to communicate with us throughout the year on their concerns, including concerns regarding executive compensation. We will continue to offer our stockholders that opportunity. The formality of a vote on our compensation practices every year should not be necessary.

Because the vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering the frequency of stockholder votes on executive compensation.

The Board of Directors unanimously recommends conducting a vote to approve the compensation of the named executive officers every three years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served in such capacities at December 31, 2012. These three officers are referred to as the "named executive officers" in this proxy statement.

Name and Principal Position	*Year*	*Salary*	*Bonus*	*All Other Compensation(1)*	*Total*
Kenneth A. Martinek Chief Executive Officer	2012	$275,750	$ —	$ —	$275,750
	2011	$273,427	$ —	$76,513	$349,940
Jose M. Collazo (2) President and Chief Operating Officer	2012	$141,250	$ —	$10,756	$152,006
Salvatore Randazzo Executive Vice President and Chief Financial Officer	2012	$185,100	$ —	$ —	$185,100
	2011	$181,868	$5,000	$ 6,721	$193,589

(1) Amounts do not include perquisites which, in the aggregate, were less than $10,000 for each named executive officer. As of the date of printing of this proxy statement the Company's ESOP allocation calculations for the year ended December 31, 2012 were not available. For Mr. Collazo, amount in 2012 consists of tuition reimbursement.

(2) Mr. Collazo was appointed Chief Operating Officer of the Company and the Bank on April 6, 2012 and President of the Company and the Bank on January 3, 2013.

Employment Agreements. The Company and the Bank each maintain employment agreements with Kenneth A. Martinek, Jose M. Collazo and Salvatore Randazzo. The employment agreements with the Company and the Bank for each executive, which have essentially identical terms, provide that the Company will make any payments not made by the Bank, but the executives will not receive any duplicative payments. Messrs. Martinek, Collazo and Randazzo are also referred to below as the "executives" or the "executive."

The employment agreements with Messrs. Martinek, Collazo and Randazzo provide for three-year terms, subject to annual renewal by the Boards of Directors. In connection with a review of the executive officers' job performance, the Board of Directors of the Bank and the Company approved the extension of the employment agreements with Mr. Martinek and Mr. Randazzo through March 25, 2016. The current term of Mr. Collazo's employment agreement expires on May 11, 2015 if not extended or terminated in accordance with the terms of the agreement. The current base salaries under the employment agreements are $275,750 for Mr. Martinek, $170,000 for Mr. Collazo and $185,100 for Mr. Randazzo. The agreements also provide for participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and fringe benefits.

Under the terms of the agreements, the executives are subject to a one year non-compete if they terminate their employment for good reason (as defined in the agreement) or if they are terminated without cause (as defined in the agreement). This non-compete provision shall not apply if the executives are terminated within one year of a change of control.

See *"Potential Post-Termination Benefits"* for a discussion of the benefits and payments the executives may receive under their employment agreements upon retirement or termination of employment.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under the employment agreements, an executive who is terminated for cause will receive base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon Retirement. Under the terms of the employment agreements with the executives, the executives will be entitled to their base salary earned as of the date of retirement, as well as all vested benefits under the Bank-sponsored tax-qualified retirement plans. In addition, the Bank maintains supplemental executive retirement plans for Messrs. Martinek, Collazo and Randazzo. Under the terms of the plans, upon termination of employment on or after the normal retirement age of 60 for Mr. Martinek and 65 for Messrs. Collazo and Randazzo, the executives each receive an annual retirement benefit equal to fifty percent (50%) of average base salary over the three-year period preceding termination of employment. Upon termination on or after age 60 and upon completing a minimum of 20 years of service Mr. Collazo and Mr. Randazzo may receive an early retirement benefit equal to the normal retirement benefit, reduced by .25% for each month by which Mr. Collazo's and Mr. Randazzo's age at termination is less than age 65. The early or normal retirement benefit is payable in equal monthly installments for the greater of the executive's lifetime or 15 years following retirement. All unvested equity awards granted to the executives will be forfeited upon retirement.

Payments Made Upon Voluntarily Termination and Termination without Cause or for Good Reason. If the Bank and the Company terminate the executives for reasons other than cause, or if the executives terminate voluntarily under certain circumstances outlined in the employment agreements that constitute constructive termination, the executives, or their beneficiaries should they die prior to receipt of payment, each receive an amount equal to their base salary and employer contributions to benefit plans payable for the remaining term of the agreement. The Bank and the Company also agree to continue and/or pay for the executives' life, health and dental coverage for the remaining term of the agreements. The executives will be entitled to their supplemental benefits under the supplemental executive retirement plan as described under "Payments Made Upon Retirement" depending on their age as of the termination date.

Payments Made Upon Disability. Under the employment agreements, if the executives become disabled, the Bank and the Company agree to provide them with monthly disability pay equal to 75% of their monthly base salaries for a period ending on the earliest to occur of (1) a return to full-time employment with the Bank and the Company; (2) death; (3) attainment of age 65; or (4) the expiration of the employment agreement. The disability payments under the agreement would be reduced, however, by the amount of any short- or long-term disability benefits that would become payable to the executives under the terms of any disability insurance programs sponsored by the Bank and the Company.

In the event of termination due to disability, the executives will receive the early retirement benefit or normal retirement benefit due under the supplemental executive retirement plan if they have reached age 65 (or age 60 in the case of Mr. Martinek), respectively, prior to termination. If they have not attained early retirement age prior to termination due to disability, they will receive a benefit equal to their accrued benefit under the plan as of the date of termination.

Payments Made Upon Death. Upon the death of an executive, the executive's employment agreement terminates and the executive's beneficiary will receive base salary and accrued benefits through the last day of the month of death.

The supplemental executive retirement plan provides that upon the death of the executive while actively employed, they, or their beneficiary, would receive an actuarially equivalent lump sum benefit, calculated as if the executive had attained the normal retirement age prior to his death.

Payments Made Upon a Change in Control. Under the employment agreements, if an executive is involuntarily or constructively terminated within one year of a change in control (as defined in the agreements), the executive will receive a severance payment equal to three times his or her average annual compensation over the five preceding years, as well as continued life, medical and dental benefits for three years following termination of employment.

The benefits provided to the executives under the employment agreements upon a change in control are limited to avoid adverse tax consequences to the Company and the Bank under Section 280G of the Internal Revenue Code of 1986. The "280G Limit" provides that total payments and benefits to the executives that are contingent upon a change in control shall not equal or exceed in the aggregate three times the individual's average annual taxable income over the five preceding years.

The supplemental executive retirement plan provides that upon termination in connection with a change in control Messrs. Martinek, Collazo and Randazzo, or their beneficiary, would receive an actuarially equivalent lump sum benefit, calculated as if they had attained age 60 for Mr. Martinek and age 65 for Messrs. Collazo and Randazzo prior to termination of employment.

Under the terms of our employee stock ownership plan, upon a change in control (as defined in the plan), the plan will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan do not count towards the executives' 280G Limits.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals or entities are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2012.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public, except for loans made pursuant to programs generally available to all employees. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although the Bank does not currently have such a program in place.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 18, 2013. If next year's annual meeting is held on a date more than 30 calendar days from May 21, 2014, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that, in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 days before the date of the annual meeting. However, if less than 40 days' notice or prior public disclosure of the date of the annual meeting is given to stockholders, such notice of stockholder nominations or proposals must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. All communications from stockholders should be addressed to NorthEast Community Bancorp, Inc., 325 Hamilton Avenue, White Plains, New York 10601. Communications to the Board of Directors should be in the care of Anne Stevenson-DeBlasi, Corporate Secretary. Communications to individual directors should be sent to such director at the Company's address. Stockholders who wish to communicate with a Committee of the Board should send their communications to the care of the Chairperson of the particular committee, with a copy to Linda M. Swan, the Chair of the Nominating/Corporate Governance Committee. It is in the discretion of the Nominating/Corporate Governance Committee whether any communication sent to the full Board should be brought before the full Board.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on May 21, 2013.

The Proxy Statement and Annual Report to Stockholders are available at http://www.necommunitybank.com/proxy.asp

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been included with this proxy statement. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS



Anne Stevenson-DeBlasi
Corporate Secretary

White Plains, New York
April 17, 2013

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RECEIVED
APR 2 2 2013
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission File Number: **0-51852**

NORTHEAST COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

UNITED STATES	**06-1786701**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
325 Hamilton Avenue, White Plains, New York	**10601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (914) 684-2500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[X]

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2012 was approximately $27.8 million.

The number of shares outstanding of the registrant's common stock as of March 15, 2013 was 12,644,752.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I

Part II

Part III

Part IV

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts; rather, they are statements based on Northeast Community Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Northeast Community Bancorp, Inc. operates, as well as nationwide, Northeast Community Bancorp, Inc.'s ability to control costs and expenses, competitive products and pricing, loan delinquency rates, demand for loans and deposits, changes in quality or composition of our loan portfolio and changes in federal and state legislation and regulation. For further discussion of factors that may affect our results, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K ("Form 10-K"). These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Northeast Community Bancorp, Inc. assumes no obligation to update any forward-looking statements.

PART I

Item 1. BUSINESS

General

Northeast Community Bancorp, Inc. ("Northeast Community Bancorp" or the "Company") is a federally chartered stock holding company established on July 5, 2006 to be the holding company for Northeast Community Bank (the "Bank"). Northeast Community Bancorp's business activity is the ownership of the outstanding capital stock of the Bank. Northeast Community Bancorp does not own or lease any property but instead uses the premises, equipment and other property of the Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement.

Northeast Community Bancorp, MHC (the "MHC") is the Company's federally chartered mutual holding company parent. As a mutual holding company, the MHC is a non-stock company that has as its members the depositors of Northeast Community Bank. The MHC does not engage in any business activity other than owning a majority of the common stock of Northeast Community Bancorp. So long as we remain in the mutual holding company form of organization, the MHC will own a majority of the outstanding shares of Northeast Community Bancorp.

Northeast Community Bank was originally chartered in 1934 as a federal savings association. In 2006, Northeast Community Bank changed its name from "Fourth Federal Savings Bank" to "Northeast Community Bank." The Bank completed its conversion from a federally-chartered savings bank to a New York State-chartered savings bank effective as of the close of business on June 29, 2012.

We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area and our lending territory. We attract deposits from the general public and use those funds to originate multi-family residential and mixed-use real estate and non-residential loans, which we hold for investment. We have been originating multi-family, mixed-use and non-residential real estate loans for over 75 years. In 2007, we established a new commercial and industrial loan department and have increased this portfolio from no commercial and industrial loans at March 31, 2007 to $48.7 million of commercial and industrial loans committed with $26.3 million drawn at December 31, 2012. We on occasion originate owner occupied one- to four-family residential mortgage loans as investment vehicles as an accommodation to develop and/or maintain relationships with our deposit and certain of our multi-family, mixed-use, non-residential, and commercial and industrial loan customers. We offer investment advisory and financial planning services under the name Hayden Wealth Management Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor.

Available Information

Our website address is www.necommunitybank.com. Information on our website should not be considered a part of this Form 10-K.

Market Area

We are headquartered in White Plains, New York, which is located in Westchester County and we operate through our main and annex offices in White Plains (which also serves as a loan production office), our four full-service branch offices in the New York City boroughs of Manhattan (New York County) and Bronx (Bronx County), our four full-service branches in Danvers (Essex County), Plymouth (Plymouth County), Framingham (Middlesex County) and Quincy (Norfolk County), Massachusetts and our loan production office in Danvers, Massachusetts. We generate deposits through our main office and eight branch offices. We conduct lending activities throughout the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, New Hampshire and Pennsylvania.

Our primary market area includes a population base with a broad cross section of wealth, employment and ethnicity. We operate in markets that generally have experienced relatively slow demographic growth, a characteristic typical of mature urban markets located throughout the Northeast region. New York County is a relatively affluent market, reflecting the influence of Wall Street along with the presence of a broad spectrum of Fortune 500 companies. Comparatively, Bronx County is home to a broad socioeconomic spectrum, with a significant portion of the respective populations employed in relatively low and moderate wage blue collar jobs. Westchester County is also an affluent market, serving as a desired suburban location for commuting into New York City as well as reflecting growth of higher paying jobs in the county, particularly in White Plains. The counties in which the Danvers, Plymouth, Framingham, and Quincy offices currently operate include a mixture of rural, suburban and urban markets. The economies of these areas were historically based on manufacturing, but, similar to many areas of the country, the underpinnings of these economies are now more service oriented, with employment spread across many economic sectors including service, finance, health-care, technology, real estate and government.

While each of the states in our lending area has different economic characteristics, our customer base in these states tends to be similar to our customer base in New York and is comprised mostly of owners of low to moderate income apartment buildings or non-residential real estate in low to moderate income areas. Outside the State of New York, our largest concentration of real estate loans is in Massachusetts.

Competition

We face significant competition for the attraction of deposits. The New York and Boston metropolitan areas have a significant concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Over the past 10 years, consolidation of the banking industry in the New York and Boston metropolitan areas has continued, resulting in larger and increasingly efficient competitors. We also face competition for depositors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2012, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held less than 1.00% of the deposits in each of the counties in New York and Massachusetts in which our offices are located.

We also face significant competition for the origination of loans. Our competition for loans comes primarily from financial institutions in our lending territory, and, to a lesser extent, from other financial service providers such as insurance companies, hedge funds and mortgage companies. As our lending territory is based around densely populated areas surrounding urban centers, we face significant competition from regional banks, savings banks and commercial banks in the New York and Boston metropolitan areas as well as in the other states that we designate as our lending territory. The competition for loans that we encounter, as well as the types of institutions with which we compete, varies from time to time depending upon certain factors, including the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. We originate loans primarily for investment purposes. The largest segment of our loan portfolio is multi-family residential real estate loans. We also originate mixed-use real estate loans and non-residential loans and in 2007 we began originating commercial and industrial loans. To a limited degree, we make consumer loans. We on occasion originate non-owner occupied one- to four-family residential mortgage loans as investment vehicles as an accommodation to develop and/or maintain relationships with our deposit and certain of our multi-family, mixed-use, non-residential, and commercial and industrial loan customers. We consider our lending territory to be the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, and Pennsylvania.

Due to market conditions in 2009, we discontinued purchasing participation interests in construction loans. In 2012, we commenced originating construction loans secured by multi-family or non-residential properties as an accommodation to maintain and/or develop relationships with our deposit and loan customers.

Multi-family and Mixed-use Real Estate Loans. We offer adjustable rate mortgage loans secured by multi-family and mixed-use real estate. These loans are comprised primarily of loans on moderate income apartment buildings located in our lending territory and include, loans on cooperative apartment buildings (in the New York area), and loans for Section 8 multi-family housing. In New York, most of the apartment buildings that we lend on are rent-stabilized. Mixed-use real estate loans are secured by properties that are intended for both residential and business use. Until 2004, our policy had been to originate multi-family and mixed-use real estate loans primarily in the New York metropolitan area. In January 2004, we opened our first location outside of New York and now originate multi-family and mixed-use real estate loans in several northeastern states.

We originate a variety of adjustable-rate and balloon multi-family and mixed-use real estate loans. The adjustable-rate loans have fixed rates for a period of up to five years and then adjust every one, two, three or five years thereafter, based on the terms of the loan. Maturities on these loans can be up to 15 years, and typically they amortize over a 20 to 30-year period. Interest rates on our adjustable-rate loans are adjusted to a rate that equals the applicable one-, two-, three- or five-year FHLB-NY or FHLBB advance rate plus a margin. The balloon loans have a maximum maturity of five years. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with one-, two- and three-year terms). Due to the nature of our borrowers and our lending niche, the typical multi-family or mixed-use real estate loan refinances within the first five-year period and, in doing so, generates prepayment penalties ranging from five points to one point of the outstanding loan balance. Under our loan-refinancing program, borrowers who are current under the terms and conditions of their contractual obligations can apply to refinance their existing loans to the rates and terms then offered on new loans after the payment of their contractual prepayment penalties. These refinances are not considered troubled debt restructures.

In making multi-family and mixed-use real estate loans, we primarily consider the net operating income generated by the real estate to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and our lending experience with the borrower. We typically require a personal guarantee of the borrower. We rate the property underlying the loan as Class A, B or C. Our current policy is to require a minimum debt service coverage ratio (the ratio of earnings after subtracting all operating expenses to debt service payments) of 1.25x depending on the rating of the underlying property. On multi-family and mixed-use real estate loans, our current policy is to finance up to 75% of the lesser of the appraised value or purchase price of the property securing the loan on purchases and refinances of Class A and B properties and up to 65% of the lesser of the appraised value or purchase price for properties that are rated Class C. Properties securing multi-family and mixed-use real estate loans are appraised by independent appraisers, inspected by us and generally require Phase 1 environmental surveys.

We have been originating multi-family and mixed-use real estate loans in the New York market area for more than 75 years. In the New York market area, our ability to continue to grow our portfolio is dependent on the continuation of our relationships with mortgage brokers, as the multi-family and mixed-use real estate loan market is primarily broker driven. We have longstanding relationships with mortgage brokers in the New York market area, who are familiar with our lending practices and our underwriting standards. We also deal directly with building owners throughout our lending territory.

In the Massachusetts market area, the primary source of mortgage loan originations are from personal contacts by our loan officers, referrals from existing customers and advertising. We generally retain for our portfolio all of the loans that we originate in the Massachusetts market area.

The majority of the multi-family real estate loans in our portfolio are secured by twenty unit to one hundred unit apartment buildings. At December 31, 2012, the majority of our mixed-use real estate loans are secured by properties that are at least 75% residential, but contain some non-residential space.

On December 31, 2012, the largest outstanding multi-family real estate loan had a balance of $8.6 million and was performing according to its terms at December 31, 2012. This loan is secured by a 216 unit apartment complex located in Philadelphia, Pennsylvania. The largest mixed-use real estate loan had a balance of $3.0 million and was performing according to its terms at December 31, 2012. This loan is secured by a mixed-use building with 7 apartment units and 1 commercial unit located in New York, New York. As of December 31, 2012, the average loan balance in our multi-family and mixed-use portfolio was approximately $659,000.

Non-residential Real Estate Loans. Our non-residential real estate loans are generally secured by office buildings, medical facilities and retail shopping centers that are primarily located within our lending territory.

Our non-residential real estate loans are structured in a manner similar to our multi-family and mixed-use real estate loans, typically at a fixed rate of interest for three to five years and then a rate that adjusts every three to five years over the term of the loan, which is typically 15 years. Interest rates and payments on these loans generally are based on the one-, two-, three- or five-year Federal Home Loan Bank of New York or Federal Home Loan Bank of Boston advance rate plus a margin. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with one-, two- and three-year terms). Loans are secured by first mortgages that generally do not exceed 75% of the property's appraised value. Properties securing non-residential real estate loans are appraised by independent appraisers and inspected by us.

We also charge prepayment penalties, with five points of the outstanding loan balance generally being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. Our non-residential real estate loans tend to refinance within the first five-year period.

Our assessment of credit risk and our underwriting standards and procedures for non-residential real estate loans are similar to those applicable to our multi-family and mixed-use real estate loans. In reaching a decision on whether to make a non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing non-residential real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.25x. Phase 1 environmental surveys and property inspections are required for all loans.

At December 31, 2012, we had $82.3 million in non-residential real estate loans outstanding, or 24.4% of total loans. Due to market conditions, we did not originate any non-residential real estate loans during 2010. During the second half of 2011, we resumed originations of non-residential real estate loans.

At December 31, 2012, the largest outstanding non-residential real estate loan had an outstanding balance of $3.8 million. This loan is secured by an office building located in Syracuse, New York, and was performing according to its terms at December 31, 2012. At December 31, 2012, the largest outstanding non-residential real estate loan relationship with one borrower was comprised of the aforementioned loan and four other loans totaling $8.6 million secured by five office buildings located in the Syracuse, New York area. These five loans were performing according to their terms at December 31, 2012. As of December 31, 2012, the average balance of loans in our non-residential loan portfolio was $897,000.

Equity Lines of Credit on Real Estate Loans. Northeast Community Bank offers equity lines of credit on multi-family, mixed-use and non-residential real estate properties on which it holds the first mortgage.

For existing borrowers only, we offer an equity line of credit program secured by a second mortgage on the borrower's multi-family and mixed-use property. All lines of credit are underwritten separately from the first mortgage and support debt service ratios and loan-to-value ratios that when combined with the first mortgage meet or exceed our current underwriting standards for multi-family and mixed-use real estate loans. Borrowers typically hold these lines in reserve and use them for ongoing property improvements or to purchase additional properties when the opportunity arises.

Our equity lines of credit are typically interest only for the first five years and then the remaining term of the line of credit is tied to the remaining term on the first mortgage on the multi-family or mixed-use property. After the first five years, a payment of both principal and interest is required. Interest rates and payments on our equity lines of credit are indexed to the prime rate as published in *The Wall Street Journal* and adjusted as the prime rate changes. Interest rate adjustments on equity lines of credit are limited to a specified maximum percentage over the initial interest rate.

Commercial and Industrial (C&I) Loans. Continuing our plan to diversify our portfolio, both geographically and by product type, in March 2007 we hired two individuals with significant commercial and industrial lending experience, a senior lending officer and a commercial underwriter, for our new commercial and industrial lending department. Interest rates and payments on our commercial and industrial loans are typically indexed to the prime rate as published in the *Wall Street Journal* and adjusted as the prime rate changes. Our commercial and industrial loan portfolio increased from $35.9 million of commercial and industrial loans committed with $23.7 million drawn at December 31, 2011 to $48.7 million of commercial and industrial loans committed with $26.3 million drawn at December 31, 2012.

At December 31, 2012, the largest commercial and industrial line of credit was a line of credit totaling $5.0 million, with a $1.0 million outstanding balance and a remaining available line of credit of $4.0 million. This loan is secured by the assets of a civil contractor's construction business.

At December 31, 2012, the largest outstanding commercial and industrial loan and the largest outstanding commercial and industrial line of credit relationship with one borrower was comprised of two lines of credit totaling $5.7 million, with outstanding balances totaling $2.9 million and remaining available lines of credit totaling $2.8 million. One of the lines of credit totaling $3.8 million, with a $2.9 million outstanding balance and a remaining available line of $833,000, is the Company's largest outstanding commercial and industrial line of credit. The two lines of credit serve as a warehousing line of credit for an originator of Small Business Administration guaranteed loans located in New York City and are secured by these Small Business Administration loans.

All the aforementioned commercial and industrial loans were performing according to their terms at December 31, 2012.

Construction Loans. Historically, we have purchased participation interests in loans to finance the construction of multi-family, mixed-use and non-residential buildings. We perform our own underwriting analysis on each of our participation interests before purchasing such loans. Construction loans are typically for twelve to twenty-four month terms and pay interest only during that period. All construction loans are underwritten as if they will be rental properties and must meet our normal debt service and loan to value ratio requirements on an as completed basis.

At December 31, 2012, we had three construction loan participations that we purchased in August 2007 that subsequently converted into permanent loans in 2012 with an aggregate outstanding balance of $6.0 million at

December 31, 2012. This balance represents our 25% participation ownership in the loans, which are secured by a hotel. As of December 31, 2012, these loans were current with their modified terms.

Due to market conditions, we discontinued purchasing participation interests in construction loans in 2009. In 2012, we originated construction loans secured by multi-family and non-residential properties as an accommodation to maintain and/or develop relationships with our deposit and loan customers.

At December 31, 2012, our construction loan portfolio consisted of three loans totaling $841,000, net of loans in process of $5.2 million. The largest outstanding construction loan, which subsequently converted to a permanent loan, had a balance of $451,000, net of loans in process of $24,000, and was performing according to its terms at December 31, 2012. This loan is secured by a day care center located in Cambridge, Massachusetts. The largest potential outstanding construction loan had a zero balance, net of loans in process of $4.5 million at December 31, 2012. This loan is secured by the construction of a condominium building located in Danvers, Massachusetts and will be paid-off upon completion of the construction through a conversion to a permanent loan with another lender.

Consumer Loans. We offer personal loans, loans secured by savings accounts or certificates of deposit (share loans), and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. At December 31, 2012, our portfolio of consumer loans was $77,000, or 0.02% of total loans.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the lifetime interest rate adjustment limits.

Multi-family, Mixed-use and Non-residential Real Estate Loans. Loans secured by multi-family, mixed-use and non-residential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family, mixed-use and non-residential real estate lending is the current and potential cash flow of the property and the borrower's demonstrated ability to operate that type of property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income producing properties, we require borrowers to provide annual financial statements for all multi-family, mixed-use and non-residential real estate loans. In reaching a decision on whether to make a multi-family, mixed-use or non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to non-residential real estate properties, we also consider the term of the lease and the quality of the tenants. An appraisal of the real estate used as collateral for the real estate loan is also obtained as part of the underwriting process. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.25x. In underwriting these loans, we take into account projected increases in interest rates in determining whether a loan meets our debt service coverage ratios at the higher interest rate under the adjustable rate mortgage. Environmental surveys and property inspections are utilized for all loans.

Commercial and Industrial Loans. Unlike residential mortgage loans, which are generally made on the basis of a borrower's ability to make repayment from the operation and cash flow from the real property whose value tends to be more ascertainable, commercial and industrial loans are of higher risk and tend to be made on the basis of a borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction Loans. In past years, we had purchased participation interests in loans to finance the construction of multi-family, mixed-use and non-residential buildings. Due to market conditions, we discontinued purchasing participation interests in construction loans in 2009. In 2012, we commenced originating construction loans secured by multi-family or non-residential properties as an accommodation to maintain and/or develop relationships with our deposit and loan customers.

Construction financing affords us the opportunity to achieve higher interest rates and fees with shorter terms to maturity than does residential mortgage loans. However, construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate due to (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. We have sought to minimize this risk by limiting the amount of construction loans outstanding at any time and by spreading the loans among multi-family, mixed-use and non-residential projects. In connection with construction loans that convert to permanent loans with us, we underwrite these loans using the same underwriting standards as our multi-family, mixed-use and non-residential real estate loans. If we do not offer permanent financing to the borrower, we minimize risks by requiring the borrower to obtain permanent financing from another financial institution.

Consumer Loans. Because the only consumer loans we offer are personal loans, loans secured by passbook savings accounts, certificates of deposit accounts or statement savings accounts, and overdraft protection for checking accounts, we do not believe these loans represent a risk of loss to the Bank.

Mortgage and Construction Loan Originations and Participations. Our mortgage loan originations come from a number of sources. In the New York Region, the primary source of mortgage loan originations are referrals from brokers, existing customers, advertising and personal contacts by our loan officers. Over the years, we have developed working relationships with many mortgage brokers in our lending territory. Under the terms of the agreements with such brokers, the brokers refer potential loans to us. The loans are underwritten and approved by us utilizing our underwriting policies and standards. The mortgage brokers typically receive a fee from the borrower upon the funding of the loans by us. Historically, mortgage brokers have been the source of the majority of the multi-family, mixed-use and non-residential real estate loans originated by us. We generally retain for our portfolio all of the loans that we originate in the New York Region.

In the Massachusetts market area, the primary source of mortgage loan originations are from personal contacts by our loan officers, referrals from existing customers and advertising. We generally retain for our portfolio all of the loans that we originate in the Massachusetts market area.

During 2012, we continued our policy of not purchasing participation interests in loans to finance the construction of multi-family, mixed-use and non-residential properties. We perform our own underwriting analysis on each of our participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings, all of which are reviewed and approved in advance of any participation transaction. We review all of the documentation relating to any loan in which we participate, including annual financial statements provided by a borrower. Additionally, we receive monthly statements on the loan from the lead lender.

Commercial and Industrial (C&I) Loan Originations. We originate commercial and industrial loans from contacts made by our commercial loan officers in New York and Massachusetts. Our commercial and industrial lending department does not utilize the services of loan brokers.

The Bank will consider granting credit to commercial and industrial businesses located within our lending area, which is defined as the Northeastern United States. The Bank will consider the credit needs of businesses located in our lending area if we can effectively service the credit and if the customer has a strong financial position.

We will consider loans to small businesses with revenues normally not to exceed $30.0 million. The small business may be one that manufactures wholesale or retail products and/or services. Generally, we will consider loans to small businesses such as: retail sales and services, such as grocery, restaurants, clothing, furniture, appliances, hardware, automotive parts, automobiles and trucks; wholesale businesses, such as automotive parts and industrial parts and equipment; manufacturing businesses, such as tool and die shops and commercial manufacturers and contractors with strong financials and well-known principals, attorneys, accountants, and dental groups.

Mortgage and Construction Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Prior to December 2012, the board granted the "Loan Committee" (which is comprised of the chief executive officer, president, chief financial officer, and an executive vice president) with loan approval authority for mortgage loans up to $2.0 million. Mortgage loans in amounts greater than $2.0 million must be approved by the Loan Committee and a majority of the non-employee directors. At each monthly meeting of the board of directors, the board ratifies all commitments issued, regardless of size.

In December 2012, the board of directors approved a revision to the approval process granting the Loan Committee approval authority for mortgage loans up to the Bank's legal limit for loans to one borrower. Approved loans must then be reported to the board of directors at each monthly board meeting.

Commercial and Industrial Loan Approval Procedures and Authority. Our commercial and industrial lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Prior to December 2012, the board granted the "C&I Loan Committee" (which is comprised of the chief executive officer, president, chief financial officer, executive vice president, and the senior commercial and industrial credit officer) with loan approval authority for commercial and industrial loans up to $2.0 million. Loans in amounts greater than $2.0 million, in addition to being approved by the C&I Loan Committee, must be approved by a majority of the non-employee directors. At each monthly meeting of the board of directors, the board ratifies all commitments issued, regardless of size.

In December 2012, the board of directors approved a revision to the approval process granting the Loan Committee approval authority for commercial and industrial loans up to the Bank's legal limit for loans to one borrower. Approved loans must then be reported to the board of directors at each monthly board meeting.

Loan Commitments. We issue commitments for adjustable-rate loans conditioned upon the occurrence of certain events. Commitments to originate adjustable-rate loans are legally binding agreements to lend to our customers. Generally, our adjustable-rate loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, deposits at the Federal Home Loan Bank of New York and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities at December 31, 2012.

At December 31, 2012, our interest-bearing deposits, securities, and short-term investments totaled $60.3 million and consisted primarily of $46.2 million in interest earning deposits with the Federal Home Loan Bank of New York, $9.7 million in mortgage-backed securities issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, $2.5 million in collateralized mortgage obligations issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, $1.4 million in Federal Home Loan Bank of New York common stock, $399,000 in short-term certificates of deposits at other financial institutions, and $226,000 in the Federal Reserve Bank of New York. At December 31, 2012, we had no investments in callable securities.

Our investment management policy is designed to provide adequate liquidity to meet any reasonable decline in deposits and any anticipated increase in the loan portfolio through conversion of secondary reserves to cash and to provide safety of principal and interest through investment in securities under limitations and restrictions prescribed in banking regulations. Consistent with liquidity and safety requirements, our policy is designed to generate a significant amount of stable income and to provide collateral for advances and repurchase agreements.

The policy is also designed to serve as a counter-cyclical balance to earnings in that the investment portfolio will absorb funds when loan demand is low and will infuse funds when loan demand is high.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Except for certificates of deposit previously obtained through two nationwide listing services, as described below, substantially all of our depositors are residents of the States of New York and Massachusetts. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposits principally consist of interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts, noninterest-bearing demand accounts (such as checking accounts) and certificates of deposit.

Although we did not utilize brokered deposits during 2011 and 2012, at December 31, 2012, we had $981,000 in certificates of deposits that are fully-insured brokered deposits as defined in the FDIC call report instructions. These certificates of deposits were obtained from one of our retail depositors and then transferred into the Certificate of Deposit Account Registry Service ("CDARS") Network in order to obtain full FDIC insurance coverage for our customer. These types of deposits are known in the CDARS Network as reciprocal deposits, which the Company considers as core deposits and not brokered deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, maturity matching deposit and loan products, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the lower to middle of the market for rates on all types of deposit products.

Our deposits are typically obtained from customers residing in or working in the communities in which our branch offices are located, and we rely on our long-standing relationships with our customers and competitive interest rates to retain these deposits. In the future, as we open new branches in other states, we expect our deposits will also be obtained from those states. We may also, in the future, utilize our website to attract deposits.

Borrowings. We may utilize advances from the Federal Home Loan Bank of New York to supplement our supply of investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a bank's net worth or on the Federal Home Loan Bank's assessment of the bank's creditworthiness.

Mortgage Brokering Operations

In 2011, we initiated a program under which we acted as a residential mortgage loan broker for nationally recognized third-party mortgage originators. Under this program, our mortgage brokerage team marketed one- to four-family residential mortgage loans, collected loan applications and forwarded such documentation to the third-party mortgage originator who made all credit decisions and originates all loans. We received an agreed upon fee from the third-party mortgage originator upon the closing of the loan. We marketed these services solely through our branch network in Massachusetts. In January 2013, we discontinued this program and laid off our mortgage brokerage staff.

Investment Advisory and Financial Planning Activities

Hayden Wealth Management Group, a division of the Bank, performs a wide range of financial planning and investment advisory services based on the needs of a diversified client base including, but not limited to: wealth management based on a clients' time dimension, risk aversion/tolerance, value system and specific purposes of a portfolio; transition planning from one career to another, especially the transition to retirement; conducting risk assessment and management on issues related to various kinds of insurance covered contingencies; and providing assistance relating to the ultimate disposition of assets. In this capacity, Hayden Wealth Management Group coordinates with estate planning attorneys as needed. Investment advisory and financial planning services are offered through a networking arrangement with a registered broker-dealer and investment advisor.

Personnel

As of December 31, 2012, we had 122 full-time employees and two part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

On October 31, 2011 a complaint was filed by Stilwell Value Partners IV, L.P. in the Supreme Court of New York, New York County (the "Court"), against the Company, the MHC and each of the directors of the Company and the MHC. The complaint alleged that the directors had breached their fiduciary duties by not expanding the Company board to allow for disinterested consideration of a "second-step" conversion of the MHC. As relief, the complaint requested, among other things, that the Company's board of directors be increased by at least three new members, that such new members be given sole responsibility to determine whether the Company should engage in a second-step conversion and that the Court order the Company to engage in a second-step conversion. A motion to dismiss the Complaint was filed on December 14, 2011. On September 27, 2012, the Court granted the Company's motion to dismiss and dismissed the complaint granting Stilwell leave to file an amended complaint within 20 days. On December 14, 2012 Stilwell filed an amended complaint, alleging that the directors had breached their fiduciary duties by not voting to authorize a second step conversion. Stilwell asserted claims against the MHC, as majority shareholder of the Company, for breach of fiduciary duty and for aiding and abetting the directors' alleged breach of fiduciary duty. The Company filed a motion to dismiss on February 1, 2013. Stilwell filed his opposition on March 8, 2013, and the Company filed its reply brief on March 29, 2013. It is anticipated that the Court will rule on the motion in the next several months.

The Company and Bank are also subject to claims and litigation that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company and Bank in connection with such claims and litigation, it is the opinion of management that the disposition or ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Subsidiaries

Northeast Community Bancorp's only subsidiary is Northeast Community Bank. The Bank has two wholly owned subsidiaries, New England Commercial Properties LLC, a New York limited liability company, and NECB Financial Services Group LLC, a New York limited liability company.

New England Commercial Properties was formed in October 2007 to facilitate the purchase or lease of real property by the Bank and to hold real estate owned acquired by the Bank through foreclosure or deed-in-lieu of foreclosure. As of December 31, 2012, New England Commercial Properties, LLC had no assets other than title to a foreclosed multi-family property located in Newark, New Jersey, a foreclosed office building located in Lawrenceville, New Jersey, and a foreclosed commercial property that formerly housed a restaurant with 23 boat slips located in Broad Channel, New York.

NECB Financial Services Group LLC was formed in April 2012 as a complement to the Bank's existing investment advisory and financial planning services division, Hayden Wealth Management, to sell life insurance products and fixed-rate annuities.

REGULATION AND SUPERVISION

General

Northeast Community Bank, is a New York state-chartered savings bank and its deposit accounts are insured under the Deposit Insurance Fund (the "DIF") up to applicable legal limits. The Bank is subject to extensive regulation, examination and supervision by the New York State Department of Financial Services (the "NYDFS"), as its chartering agency and by the Federal Deposit Insurance Corporation (the "FDIC"), as its insurer of deposits. Northeast Community Bank must file reports with the NYDFS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the NYDFS and, under certain circumstances, the FDIC to evaluate Northeast Community Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the NYDFS, the FDIC or Congress, could have a material adverse impact on Northeast Community Bancorp, Northeast Community Bancorp, MHC and Northeast Community Bank and their operations.

Northeast Community Bancorp and Northeast Community Bancorp, MHC, as savings and loan holding companies that have elected to be treated as financial holding companies, are required to file certain reports with, are subject to examination by, and otherwise must comply with the rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Northeast Community Bancorp also is subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") made extensive changes to the regulation of financial institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision was eliminated and responsibility for the supervision and regulation of savings and loan holding companies like Northeast Community Bancorp, MHC and Northeast Community Bancorp was transferred to the Federal Reserve Board. Additionally, the Dodd-Frank Act created a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements. However, institutions of less than $10 billion in assets, such as Northeast Community Bank, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the enforcement authority of, their prudential regulators. Many of the provisions of the Dodd-Frank Act require the issuance of regulations before their impact on operations can be fully assessed by management. However, there is a significant possibility that the Dodd-Frank Act will, at a minimum, result in increased regulatory burden and compliance costs for Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC.

Certain of the regulatory requirements that are applicable to Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of the Bank

New York State Law

The Bank derives its lending, investment, and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the NYDFS, as limited by FDIC regulations. Under these laws and regulations, banks, including the Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities (including certain corporate debt securities, and obligations of federal, state, and local governments and agencies), certain types of corporate equity securities, and certain other assets. The lending powers of New York State-chartered savings banks are not subject to percentage-of-assets or capital limitations, although there are limits applicable to loans to individual borrowers.

The exercise by an FDIC-insured savings bank of the lending and investment powers under New York State Banking Law is limited by FDIC regulations and other federal laws and regulations. In particular, the applicable provisions of New York State Banking Law and regulations governing the investment authority and activities of an FDIC-insured state-chartered savings bank have been effectively limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the FDIC regulations issued pursuant thereto.

With certain limited exceptions, a New York state-chartered savings bank may not make loans or extend credit for commercial, corporate, or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank's net worth or up to 25% for loans secured by collateral having an ascertainable market value at least equal to the excess of such loans over the bank's net worth. The Bank currently complies with all applicable loans-to-one-borrower limitations.

Under New York State Banking Law, New York state-chartered stock-form savings banks may declare and pay dividends out of their net profits, unless there is an impairment of capital, but approval of the NYDFS Superintendent (the "Superintendent") is required if the total of all dividends declared by the bank in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid.

New York State Banking Law gives the Superintendent authority to issue an order to a New York state-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices, and to keep prescribed books and accounts. Upon a finding by the NYDFS that any director, trustee, or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee, or officer may be removed from office after notice and an opportunity to be heard. The Superintendent also has authority to appoint a conservator or a receiver for a savings bank under certain circumstances.

FDIC Regulations

Capital Requirements

The FDIC has adopted risk-based capital guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations. The Bank is required to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as a "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide an institution's capital into two tiers. The first tier ("Tier 1") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatorily convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, and up to 45% of pre-tax net unrealized gains on equity securities with readily determinable fair market values, less required deductions. Savings banks are required to maintain a total risk-based capital ratio of at least 8%, of which at least 4% must be Tier 1 capital.

In addition, the FDIC has established regulations prescribing a minimum Tier 1 leverage capital ratio (the ratio of Tier 1 capital to adjusted average assets as specified in the regulations). These regulations provide for a minimum Tier 1 leverage capital ratio of 3% for institutions that meet certain specified criteria, including that they have the highest examination rating and are not experiencing or anticipating significant growth. All other institutions are required to maintain a Tier 1 leverage capital ratio of at least 4%. The FDIC may, however, set higher leverage and risk-based capital requirements on individual institutions when particular circumstances warrant. Institutions experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

As of December 31, 2012, the Bank was deemed to be well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a bank must maintain a minimum Tier 1 leverage capital ratio of 5%, a minimum Tier 1 risk-based capital ratio of 6%, and a minimum total risk-based capital ratio of 10%.

The regulatory capital regulations of the FDIC and other federal banking agencies provide that the agencies will take into account the exposure of an institution's capital and economic value to changes in interest rate risk in assessing capital adequacy. According to such agencies, applicable considerations include the quality of the institution's interest rate risk management process, overall financial condition, and the level of other risks at the institution for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital. The agencies have issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy. Institutions that engage in specified amounts of trading activity may be subject to adjustments in the calculation of the risk-based capital requirement to assure sufficient additional capital to support market risk.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe, for the depository institutions under its jurisdiction, standards that relate to, among other things, internal controls; information and audit systems; loan documentation; credit underwriting; the monitoring of interest rate risk; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to provide it with an acceptable plan to achieve compliance with the standard, as required by the Federal Deposit Insurance Act, as amended, (the "FDI Act"). The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Real Estate Lending Standards

The FDIC and the other federal banking agencies have adopted regulations that prescribe standards for extensions of credit that (i) are secured by real estate, or (ii) are made for the purpose of financing construction or improvements on real estate. The FDIC regulations require each institution to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices, and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FDIC Guidelines, which include loan-to-value limitations for the different types of real estate loans. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The Guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

In 2006, the FDIC, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but, rather, reinforces and enhances existing banking regulations and guidelines for such lending and portfolio management.

Dividend Limitations

The FDIC has authority to use its enforcement powers to prohibit a savings bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law prohibits the payment of dividends that will result in the institution failing to meet applicable capital requirements on a pro forma basis. The Bank is also subject to dividend declaration restrictions imposed by New York State law as previously discussed under "New York State Law."

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For such purposes, the law establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement prompt corrective action. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage capital ratio of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage capital ratio of 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage capital ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage capital ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

"Undercapitalized" institutions are subject to growth, capital distribution (including dividend), and other limitations, and are required to submit a capital restoration plan. An institution's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the bank's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized institutions are subject to one or more additional restrictions including, but not limited to, an order by the FDIC to sell sufficient voting stock to become adequately capitalized; requirements to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss directors or officers; and restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company.

Beginning 60 days after becoming "critically undercapitalized," critically undercapitalized institutions also may not make any payment of principal or interest on certain subordinated debt, or extend credit for a highly leveraged transaction, or enter into any material transaction outside the ordinary course of business. In addition, subject to a narrow exception, the appointment of a receiver is required for a critically undercapitalized institution within 270 days after it obtains such status.

Enforcement

The FDIC has extensive enforcement authority over insured banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders, and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured institution under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured institution if that institution was critically undercapitalized on average during the calendar quarter beginning 270 days after the date on which the institution became critically undercapitalized. For this purpose, "critically undercapitalized" means having a ratio of tangible equity to total assets of less than 2%. Please see "Prompt Corrective Regulatory Action" earlier in this report.

The FDIC may also appoint a conservator or receiver for an insured institution on the basis of the institution's financial condition or upon the occurrence of certain events, including (i) insolvency (whereby the assets of the bank are less than its liabilities to depositors and others); (ii) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (iii) existence of an unsafe or unsound condition to transact business; (iv) likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and (v) insufficient capital, or the incurrence or likely incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

Insurance of Deposit Accounts

The Bank's deposits are insured up to applicable limits, which have been increased to $250,000 per depositor, by the Deposit Insurance Fund of the FDIC.

Under the FDIC's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. Effective April 1, 2009, assessment rates ranged from seven to 77.5 basis points. On February 7, 2011, the FDIC issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. Initially, the base assessment rates will range from two and one half to 45 basis points. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The prepaid FDIC assessment was $300,000 as of December 31, 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 31, 2009. As of June 30, 2010, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to difficult economic conditions, deposit insurance per account owner was raised to $250,000. That change was made permanent by the Dodd-Frank Act. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts (defined to include IOLTA and certain NOW accounts) would receive unlimited insurance coverage until December 31, 2010 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2010 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. The Bank participated in the unlimited non-interest bearing transaction account coverage and the Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC opted not to participate in the unsecured debt guarantee program. The Dodd-Frank Act extended the unlimited coverage for certain non-interest bearing transaction accounts through December 31, 2012.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the four quarters ended December 31, 2012 averaged 1.04 basis points of assessable deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Transactions with Affiliates and Loans to Insiders

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and the FRB's Regulation W promulgated thereunder. An affiliate of a savings bank is any company or entity that controls, is controlled by, or is under common control with, the institution, other than a subsidiary. Generally, an institution's subsidiaries are not treated as affiliates unless they are engaged in activities as principal that are not permissible for national banks. In a holding company context, at a minimum, the parent holding company of an institution, and any companies that are controlled by such parent holding company, are affiliates of the institution. Generally, Section 23A limits the extent to which the institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the institution's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans or other extensions of credit to an affiliate; the purchase of assets from an affiliate; the purchase of, or an investment in, the securities of an affiliate; the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person; or issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees or acceptances on letters of credit issued on behalf of, an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same as, or at least as favorable to, the institution or its subsidiary as similar transactions with non-affiliates.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption for loans by an institution to its executive officers and directors in compliance with federal banking laws. Section 22(h) of the Federal Reserve Act, and FRB Regulation O adopted thereunder, governs loans by a savings bank or commercial bank to directors, executive officers, and principal shareholders. Under Section 22(h), loans to directors, executive officers, and shareholders who control, directly or indirectly, 10% or more of voting securities of an institution, and certain related interests of any of the foregoing, may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and shareholders who control 10% or more of the voting securities of an institution, and their respective related interests, unless such loan is approved in advance by a majority of the board of the institution's directors. Any "interested" director may not participate in the voting. The loan amount (which includes all other outstanding loans to such person) as to which such prior board of director approval is required, is the greater of $25,000 or 5% of capital and surplus or any loans aggregating over $500,000. Further, pursuant to Section 22(h), loans to directors, executive officers, and principal shareholders must be made on terms substantially the same as those offered in comparable transactions to other persons. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to executive officers over other employees. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.

Community Reinvestment Act

Federal Regulation

Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, an institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examinations, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and further requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Bank's Community Reinvestment Act rating has been an "Outstanding" for the past 18 years.

New York State Regulation

The Bank is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community (the "NYCRA"). Such obligations are substantially similar to those imposed by the CRA. The NYCRA requires the NYDFS to make a periodic written assessment of an institution's compliance with the NYCRA, utilizing a four-tiered rating system, and to make such assessment available to the public. The NYCRA also requires the Superintendent to consider the NYCRA rating when reviewing an application to engage in certain transactions, including mergers, asset purchases, and the establishment of branch offices or ATMs, and provides that such assessment may serve as a basis for the denial of any such application. The NYDFS has not yet conducted an examination of the Bank to determine the Bank's latest NYCRA rating subsequent to the Bank's conversion to a New York State charter in June 2012.

Holding Company Regulation

General. Northeast Community Bancorp and Northeast Community Bancorp, MHC are savings and loan holding companies within the meaning of federal law. As such, they are subject to Federal Reserve Board regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Federal Reserve Board has enforcement authority over Northeast Community Bancorp and Northeast Community Bancorp, MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to Northeast Community Bank. In November 2012, Northeast Community Bancorp and Northeast Community Bancorp, MHC provided notice to the Federal Reserve Board of their election to be treated as financial holding companies.

Financial Holding Companies. Savings and loan holding companies that elect to be treated as financial holding companies may also engage in a broad range of activities. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for savings and loan holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The Federal Reserve Board and the Department of the Treasury are also authorized to permit additional activities for financial holding companies if the activities are "financial in nature" or "incidental" to financial activities. The Dodd-Frank Act specifies that a savings and loan holding company may only engage in financial holding company activities if it meets the qualitative criteria for a bank holding company to engage in such activities. A savings and loan holding companies may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a "satisfactory" Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible.

In November 2012 Northeast Community Bancorp and Northeast Community Bancorp, MHC elected to be treated as financial holding companies and such election was effective on December 1, 2012.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Federal Reserve Board regulations, a mutual holding company, such as Northeast Community Bancorp, MHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual savings bank through the merger of such savings bank into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and (4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by Federal Reserve Board for multiple savings and loan holding companies. In addition, mutual holding companies may engage in activities permitted for financial holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or its holding company, without prior written approval of the Federal Reserve Board. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law, or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings association in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Stock Holding Company Subsidiary Regulation. The Federal Reserve Board has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. Northeast Community Bancorp is the stock holding company subsidiary of Northeast Community Bancorp, MHC. Northeast Community Bancorp is permitted to engage in activities that are permitted for Northeast Community Bancorp, MHC, subject to the same restrictions and conditions.

Capital Requirements. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. There is a five year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before the capital requirements will apply to savings and loan holding companies. The Dodd-Frank Act also requires the Federal Reserve Board to promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Source of Strength. The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must issue regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital and other support to their subsidiary institutions in times of financial distress.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that it has made applicable to savings and loan holding companies as well. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is not consistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. Moreover, a company should inform the Federal Reserve Board reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid. The policy statement also provides for regulatory review prior to a holding company redeeming or repurchasing regulatory capital instruments when the holding company is experiencing financial weaknesses or redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Waivers of Dividends by Northeast Community Bancorp, MHC. The Federal Reserve Board has adopted an interim final rule which requires the MHC to notify the Federal Reserve Board if it proposes to waive receipt of dividends from the Company. In addition, the interim final rule also requires that the MHC obtain the approval of a majority of the eligible votes of members of the MHC (generally Bank depositors) before it can waive dividends. For a grandfathered company such as the MHC that waived dividends prior to December 1, 2009, the Federal Reserve Board may not object to a dividend waiver request if the board of directors of the mutual holding company expressly determines that a waiver of the dividend is consistent with its fiduciary duties to members and the waiver would not be detrimental to the safe and sound operation of the savings association subsidiaries of the holding company. The Federal Reserve Board's interim final rule regarding dividend waiver requests is subject to comment and there can be no assurances as to the timing of changes to the interim final rule, if any, the form of the final dividend waiver regulations or the effect of such regulations on the MHC's ability to waive dividends.

On December 13, 2012, the MHC received notice from the Federal Reserve Board that it did not object to the waiver of dividends to be paid by the Company in the twelve months following MHC member approval of the dividend waiver, which occurred on November 9, 2012.

Conversion of Northeast Community Bancorp, MHC to Stock Form. Federal Reserve Board regulations permit Northeast Community Bancorp, MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the board of directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Northeast Community Bancorp, Northeast Community Bancorp, MHC's corporate existence would end, and certain depositors of Northeast Community Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Northeast Community Bancorp, MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than Northeast Community Bancorp, MHC own the same percentage of common stock in the new holding company as they owned in Northeast Community Bancorp immediately before conversion. The total number of shares held by stockholders other than Northeast Community Bancorp, MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the Federal Reserve Board has found that the acquisition will not result in a change of control. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Future Legislation. Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of the Company or any of its subsidiaries. With the recent enactments of the Dodd-Frank Act, the nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors annually elects the executive officers of Northeast Community Bancorp, MHC, Northeast Community Bancorp and Northeast Community Bank, who serve at the Board's discretion. Our executive officers are:

Name	Position
Kenneth A. Martinek	Chief Executive Officer of the MHC, the Company and the Bank
Jose Collazo	President and Chief Operating Officer of the MHC, the Company and the Bank
Salvatore Randazzo	Executive Vice President and Chief Financial Officer of the MHC, the Company and the Bank

ITEM 1A. RISK FACTORS

Our non-performing assets could expose us to increased risk of loss, which may negatively affect our earnings.

Our non-performing assets have increased in the past few years as a result of the economic recession. At December 31, 2012, we had total non-performing assets of $8.2 million, or 1.8% of total assets, a $12.8 million decrease from December 31, 2011 and a $14.5 million decrease from December 31, 2010. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or investments or on real estate owned. We must reserve for probable losses, which are established through a current period charge to income in the provision for loan losses, and from time to time, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract us from the overall supervision of operations and other income-producing activities of Northeast Community Bank. Finally, if our estimate of the allowance for loan losses is inadequate, we will have to increase the allowance accordingly. At December 31, 2012, our allowance for loan losses amounted to 1.4% of total loans outstanding and 117.4% of nonperforming loans.

Our emphasis on multi-family residential, mixed-use and non-residential real estate lending and our recent expansion into commercial and industrial lending and participation in construction loans could expose us to increased lending risks.

Our primary business strategy centers on continuing our emphasis on multi-family and mixed-use real estate loans. At December 31, 2012, $302.9 million, or 89.7%, of our loan portfolio consisted of multi-family residential, mixed-use and non-residential real estate loans. As a result, our credit risk profile is generally higher than traditional thrift institutions that have higher concentrations of one- to four-family residential loans.

Loans secured by multi-family, mixed-use and non-residential real estate generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the underlying property. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified on the basis of the property's net income and debt service ratio; however, there is no assurance that our underwriting policies will protect us from credit-related losses.

As with loans secured by multi-family, mixed-use and non-residential real estate, commercial and industrial loans tend to be of higher risk than one- to four-family residential mortgage loans. We seek to minimize the risks involved in commercial and industrial lending by underwriting such loans on the basis of the cash flows produced by the business; by requiring that such loans be collateralized by various business assets, including inventory, equipment, and accounts receivable, among others; and by requiring personal guarantees, whenever possible. However, the capacity of a borrower to repay a commercial and industrial loan is substantially dependent on the degree to which his or her business is successful. In addition, the collateral underlying such loans may depreciate over time, may not be conducive to appraisal, or may fluctuate in value, based upon the business' results. At December 31, 2012, $26.3 million, or 7.8%, of our loan portfolio consisted of commercial and industrial loans.

Our participation interests in construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. We have sought to minimize this risk by limiting the amount of construction loan participation interests outstanding at any time and spreading the participations between multi-family, mixed-use and non-residential projects.

At December 31, 2012, we had three construction loan participations that we purchased in August 2007 that subsequently converted into permanent loans in 2012 with an aggregate outstanding balance of $6.0 million at December 31, 2012. This balance represents our 25% participation ownership in the loans, which are secured by a hotel. We currently do not buy participation interests in construction loans.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for loan losses amounted to 1.3% of total loans outstanding and 95.7% of nonperforming loans at December 31, 2012. Our allowance for loan losses at December 31, 2012 may not be sufficient to cover loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. Please see "*Allowance for Loan Losses*" under "*Critical Accounting Policies*" in Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*," for a discussion of the procedures we follow in establishing our loan loss allowance.

Changes in interest rates may have a negative impact on earnings and asset values.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Risk Management.*"

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Following a national home price peak in mid-2006, falling home prices and sharply reduced sales volumes, along with the collapse of the United States' subprime mortgage industry in early 2007, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial banks, which have caused many financial banks to seek additional capital, to merge with other banks and, in some cases, to fail. Concerns over the United States' credit rating (which was recently downgraded by Standard & Poor's), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued high unemployment levels may result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Strong competition within our primary market area and our lending territory could hurt our profits and slow growth.

We face intense competition both in making loans in our lending territory and attracting deposits in our primary market area. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2012, the most recent date for which information is available from the FDIC, we held approximately 0.02% of the deposits in New York County, New York, approximately 0.57% and 0.09% of the deposits in Bronx and Westchester Counties, New York, respectively, and 0.28%, 0.90%, 0.00% and 0.00% of the deposits in Essex, Plymouth, Norfolk and Middlesex Counties, Massachusetts, respectively. Competition also makes it more difficult to hire and retain experienced employees. Some of the banks with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our primary market area and our lending territory.

The market price of our common stock may be materially adversely affected by market volatility.

Many publicly traded financial services companies have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. We may experience market fluctuations that are not directly related to our operating performance but are influenced by the market's perception of the state of the financial services industry in general and, in particular, the market's assessment of general credit quality conditions, including default and foreclosure rates in the industry.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $205,000. In lieu of imposing an additional special assessment post-2009, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $1.5 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the New York State Department of Financial Services and by the Federal Deposit Insurance Corporation. Northeast Community Bancorp, MHC and Northeast Community Bancorp are subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Northeast Community Bank rather than for holders of Northeast Community Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Recently enacted financial regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act restructures the regulation of depository institutions. Savings and loan holding companies, including Northeast Community Bancorp and Northeast Community Bancorp, MHC, are now regulated by the Federal Reserve Board. Also included is the creation of a new federal agency to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The Dodd-Frank Act also imposes consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in Northeast Community Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the current economic crisis. The actions include the entering into written agreements and cease and desist orders that place certain limitations on their operations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plans, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations. See *"Regulation and Supervision – Federal Banking Regulation – Capital Requirements"* for a discussion of regulatory capital requirements.

Northeast Community Bancorp, MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may like.

The MHC owns a majority of Northeast Community Bancorp's common stock and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Northeast Community Bancorp and Northeast Community Bank also manage the MHC. As a federally chartered mutual holding company, the board of directors of the MHC must ensure that the interests of depositors of Northeast Community Bank are represented and considered in matters put to a vote of stockholders of Northeast Community Bancorp. Therefore, the votes cast by the MHC may not be in your personal best interests as a stockholder. For example, the MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Northeast Community Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of the MHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

The amount of dividends we pay on our common stock, if any, may be limited by the ability of Northeast Community Bancorp, MHC to waive receipt of dividends.

The MHC owns a majority of the Company's outstanding stock. As a result, when and if the Company pays dividends to its shareholders, it also is required to pay dividends to the MHC unless the MHC is permitted by its federal regulator to waive the receipt of dividends. Historically, the MHC's federal regulator has permitted the MHC to waive its right to dividends declared by the Company on the shares that it owns.

The Federal Reserve Board, as successor regulatory agency to the Office of Thrift Supervision for the MHC, has adopted an interim final rule which requires the MHC to notify the Federal Reserve Board if it proposes to waive receipt of dividends from the Company. In addition, the interim final rule also requires that the MHC obtain the approval of a majority of the eligible votes of members of the MHC (generally Bank depositors) before it can waive dividends. For a grandfathered company such as the MHC that waived dividends prior to December 1, 2009, the Federal Reserve Board may not object to a dividend waiver request if the board of directors of the mutual holding company expressly determines that a waiver of the dividend is consistent with its fiduciary duties to members and the waiver would not be detrimental to the safe and sound operation of the savings association subsidiaries of the holding company. The Federal Reserve Board's interim final rule regarding dividend waiver requests is subject to comment and there can be no assurances as to the timing of changes to the interim final rule, if any, the form of the final dividend waiver regulations or the effect of such regulations on the MHC's ability to waive dividends.

The MHC has received the approval of the Federal Reserve Board to waive dividends paid by the Company during the 12 months following November 9, 2012. It is expected that the MHC will continue to waive future dividends, except to the extent dividends are needed to fund the MHC's continuing operations, and subject to the ability of the MHC to obtain regulatory approval in the future of its requests to waive dividends.

While the MHC is grandfathered for purposes of the Federal Reserve Board dividend waiver regulations, we cannot assure that the Federal Reserve Board will grant dividend waiver requests in the future and, if granted, there can be no assurance as to the conditions, if any, the Federal Reserve Board will place on future dividend waiver requests. The denial of a dividend waiver request or the imposition of burdensome conditions on an approval of a waiver request may significantly limit the amount of dividends the Company pays in the future, if any.

The Federal Reserve Board policy on remutualization transactions could prohibit acquisition of Northeast Community Bancorp, which may adversely affect our stock price.

Current Federal Reserve Board regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, Northeast Community Bancorp's former regulator, the Office of Thrift Supervision, had adopted a policy statement indicating that it viewed remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. The Federal Reserve Board has not adopted a similar policy statement or issued on the matter and future Federal Reserve Board regulation may negatively affect Northeast Community Bancorp. Under certain circumstances, the Federal Reserve Board may give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Federal Reserve Board's concerns are not warranted in the particular case. Should the Federal Reserve Board prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office, a main office annex, eight other full-service branch offices, and our investment advisory and financial planning services office located in Westport, Connecticut. The following table sets forth certain information relating to these facilities as of December 31, 2012.

Location	Year Opened	Date of Lease Expiration	Owned/ Leased	Net Book Value
		(Dollars in thousands)		
Corporate Headquarters and Main Office Annex:				
325 Hamilton Avenue White Plains, New York 10601	1994	N/A	Owned	$ 1,006
55 Church Street White Plains, New York 10601	2012	3/31/2017	Leased	—
Branch Offices and Loan Production Office:				
1470 First Avenue New York, NY 10021 (1)	2006	07/30/2014	Leased	—
590 East 187th Street Bronx, New York 10458	1972	N/A	Owned	453
242 West 23rd Street New York, NY 10011 (2)	1996	N/A	Owned/Leased	771
1751 Second Avenue New York, NY 10128	1978	09/30/2015	Leased	25
87 Elm Street Danvers, MA 01923	2009	N/A	Owned	1,503
8 No. Park Avenue Plymouth, MA 02360	2009	N/A	Owned	1,763
35 Edgell Road Framingham, MA 01701	2012	N/A	Owned	2,258
66 Elm Street Danvers, MA 01923 (3)	2011	N/A	Owned	978
281 Quincy Avenue Quincy, MA 02169	2012	N/A	Owned	2,172
Other Properties:				
1353-55 First Avenue New York, NY 10021 (4)	1946	2109	Leased	—
830 Post Road East Westport, Connecticut 06880	2007	07/31/2015	Leased	—

(1) The Company has temporarily relocated its branch office at 1353-55 First Avenue to this property due to the sale and renovation of the building located at 1353-55 First Avenue. See footnote 4 below.

(2) This property is owned by us, but is subject to a 99 year land lease, the term of which expires in 2084.

(3) Loan production office.

(4) In June 2007, the Company sold this building and temporarily relocated its branch office located at 1353-55 First Avenue to 1470 First Avenue, New York, New York, while 1353-55 First Avenue is being renovated. On June 30, 2007, the Bank entered into a 99 year lease agreement for office space on the first floor of the building at 1353-55 First Avenue so that the Bank may continue to operate a branch office at this location after the building has been renovated. The lease will commence upon completion of construction at 1353-55 First Avenue. Construction on the 1353-1355 property has begun with a scheduled completion date of late 2014.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

On October 31, 2011 a complaint was filed by Stilwell Value Partners IV, L.P. in the Supreme Court of New York, New York County (the "Court"), against the Company, the MHC and each of the directors of the Company and the MHC. The complaint alleged that the directors had breached their fiduciary duties by not expanding the Company board to allow for disinterested consideration of a "second-step" conversion of the MHC. As relief, the complaint requested, among other things, that the Company's board of directors be increased by at least three new members, that such new members be given sole responsibility to determine whether the Company should engage in a second-step conversion and that the Court order the Company to engage in a second-step conversion. A motion to dismiss the Complaint was filed on December 14, 2011. On September 27, 2012, the Court granted the Company's motion to dismiss and dismissed the complaint granting Stilwell leave to file an amended complaint within 20 days. On December 14, 2012 Stilwell filed an amended complaint, alleging that the directors had breached their fiduciary duties by not voting to authorize a second step conversion. Stilwell asserted claims against the MHC, as majority shareholder of the Company, for breach of fiduciary duty and for aiding and abetting the directors' alleged breach of fiduciary duty. The Company, filed a motion to dismiss on February 1, 2013. Stilwell filed his opposition on March 8, 2013, and the Company filed its reply brief on March 29, 2013. It is anticipated that the Court will rule on the motion in the next several months.

The Company and Bank are also subject to claims and litigation that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company and Bank in connection with such claims and litigation, it is the opinion of management that the disposition or ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the Nasdaq Global Market ("NASDAQ") under the trading symbol "NECB." The following table sets forth the high and low sales prices of the common stock, as reported by NASDAQ, and the dividends declared by the Company during each quarter of the two most recent fiscal years. See Item 1, *"Business—Regulation and Supervision—Regulation of Federal Savings Institutions—Limitation on Capital Distributions"* and Note 2 in the Notes to the Consolidated Financial Statements for more information relating to restrictions on dividends.

	Dividends	High	Low
2012:			
First Quarter	$0.03	$7.29	$5.49
Second Quarter	0.03	6.33	5.09
Third Quarter	0.00	5.61	5.00
Fourth Quarter	0.03	5.64	5.01
2011:			
First Quarter	$0.03	$6.30	$5.58
Second Quarter	0.03	6.90	5.80
Third Quarter	0.03	6.86	5.91
Fourth Quarter	0.03	6.48	5.41

Northeast Community Bancorp, MHC, the Company's majority stockholder, has waived receipt of all dividends declared by the Company. During 2012, the aggregate amount of dividends waived was $436,000. On a cumulative basis, $4,364,000 of such dividends have been waived through December 31, 2012.

As of February 28, 2013, there were approximately 270 holders of record of the Company's common stock.

Purchases of Equity Securities

The Company did not repurchase any of its common stock during the three months ended December 31, 2012 and had no approved repurchase program at December 31, 2012.

ITEM 6. SELECTED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)				
Financial Condition Data:					
Total assets	$444,224	$489,289	$466,008	$527,276	$424,228
Cash and cash equivalents	49,242	82,583	44,453	88,718	36,534
Securities held to maturity	11,987	16,099	19,858	11,845	2,078
Securities available for sale	129	149	162	176	182
Loans receivable, net	333,787	350,894	364,798	386,266	363,616
Bank owned life insurance	19,852	16,736	16,145	10,522	8,902
Deposits	318,120	353,636	326,830	379,518	261,430
Federal Home Loan Bank advances	15,000	20,000	25,000	35,000	40,000
Total stockholders' equity	103,849	107,065	108,139	107,448	110,502
Operating Data:					
Interest income	$ 20,028	$ 22,151	$ 24,642	$ 24,373	$ 21,947
Interest expense	3,763	5,177	8,435	10,092	8,550
Net interest income	16,265	16,974	16,207	14,281	13,397
Provision for loan losses	5,623	1,113	3,487	7,314	411
Net interest income after provision for loan losses	10,642	15,861	12,720	6,967	12,986
Gain (loss) on sale of premises, equipment and deposits	(9)	10	1,924	–	–
Other noninterest income	2,588	1,882	1,718	1,498	1,794
Noninterest expenses	18,036	14,201	13,590	13,893	11,500
Income (loss) before provision (benefit) for income taxes	(4,815)	3,552	2,772	(5,428)	3,280
Income tax (benefit) provision	(2,301)	1,197	904	(2,812)	1,178
Net income (loss)	$ (2,514)	$ 2,355	$ 1,868	$ (2,616)	$ 2,102
Net income (loss) per share – basic and diluted	$ (0.20)	$ 0.19	$ 0.15	$ (0.20)	$ 0.16
Dividends declared per share	$ 0.09	$ 0.12	$ 0.12	$ 0.12	$ 0.12

	At or For the Year Ended December 31,				
	2012	2011	2010	2009	2008
Performance Ratios:					
Return on average assets	(0.54)%	0.51%	0.37%	(0.54)%	0.54%
Return on average equity	(2.35)	2.18	1.72	(2.37)	1.91
Interest rate spread (1)	3.50	3.53	2.96	2.49	2.73
Net interest margin (2)	3.76	3.89	3.39	3.08	3.63
Noninterest expense to average assets	3.85	3.07	2.67	2.86	2.96
Efficiency ratio (3)	95.71	75.27	68.47	88.05	75.70
Average interest-earning assets to average interest-bearing liabilities	129.46	130.26	124.48	127.33	138.82
Average equity to average assets	22.81	23.37	21.30	22.77	28.35
Capital Ratios - Bank:					
Tangible capital	18.39	18.02	18.41	16.01	19.45
Core capital	18.39	18.02	18.41	16.01	19.45
Total risk-based capital	25.38	31.30	29.84	27.70	30.65
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.38	2.07	2.06	1.72	0.51
Allowance for loan losses as a percent of nonperforming loans	117.41	36.19	35.07	33.41	57.92
Net charge-offs to average outstanding loans during the period	2.37	0.37	0.67	0.62	0.01
Non-performing loans as a percent of total loans	1.17	5.72	5.87	5.14	0.88
Other Data:					
Number of:					
Real estate loans outstanding	457	449	468	497	491
Deposit accounts	12,028	12,170	13,042	15,781	14,449
Offices (4)	13	10	9	10	9

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) At December 31, 2012, includes our main office, a main office annex, our eight other full-service branch offices, our loan production office, our investment advisory service office in Westport, Connecticut.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are prepayment penalties on multi-family, mixed-use and non-residential real estate loans and service charges – mostly from service charges on deposit accounts – and fees for various services.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy and equipment expenses, advertising expenses, federal insurance premiums and other miscellaneous expenses.

Salary and employee benefits consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, ATM and data processing expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Advertising expenses include expenses for print, promotions, third-party marketing services and premium items.

Federal insurance premiums are payments we make to the FDIC for insurance of our deposit accounts.

Other expenses include expenses for professional services, office supplies, postage, telephone, insurance, charitable contributions, regulatory assessments and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the allowance for loan losses as a critical accounting policy.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the NYDFS and FDIC, as an integral part of their examination process, periodically reviews our allowance for loan losses. The NYDFS and FDIC could require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 1 of the notes to the consolidated financial statements included elsewhere in this filing.

Sale of New York City Branch Office

On June 29, 2007, the Company completed the sale of its branch office building located at 1353-55 First Avenue, New York, New York (the "Property"). The sale price for the Property was $28.0 million. At closing, the Company received $10.0 million in cash and an $18.0 million zero coupon promissory note recorded at its then present value of $16.3 million. The Note, as restructured, including expenses and interest, was paid off on November 4, 2011.

In connection with the sale of the branch office building, the Bank entered into a 99-year lease agreement to enable the Bank to retain a branch office at 1353-55 First Avenue. This lease will be effective upon the completion of the renovation of the property. We have temporarily relocated our First Avenue branch office to 1470 First Avenue while 1353-55 First Avenue is being renovated.

Balance Sheet Analysis

Overview. Total assets at December 31, 2012 decreased by $45.1 million, or 9.2%, to $444.2 million from total assets of $489.3 million at December 31, 2011. The decrease was primarily due to decreases of $33.3 million in cash and cash equivalents, $17.1 million in loans receivable, net, $4.1 million in investment securities held-to-maturity, $2.2 million in certificates of deposits at other financial institutions, $523,000 in accrued interest receivable, $278,000 in Federal Home Loan Bank stock, and $227,000 in goodwill, offset by increases of $4.0 million in premises and equipment, $3.7 million in real estate owned, $3.1 million in bank owned life insurance, and $2.1 million in other assets.

These decreases primarily resulted from decreases of $35.5 million in deposits, $5.0 million in Federal Home Loan Bank advances, and $1.5 million in accounts payable and accrued expenses, partially offset by an increase of $163,000 in advance payments by borrowers for taxes and insurance. As of December 31, 2012, the Company, on a consolidated basis, had stockholders equity of $103.8 million, or 23.4% of assets.

In 2010, we proactively reduced mortgage origination levels for mixed-use and non-residential real estate loans, based on our unwillingness to offer rates and terms on loan products that, in our opinion, do not accurately reflect the risk associated with particular loan types in the current economic and real estate environment. During the second half of 2011 and into 2012, we began increasing our origination of loans secured by real-estate. In 2012, we commenced originating construction loans secured by multi-family or non-residential properties as an accommodation to maintain and/or develop relationships with our deposit and loan customers for the first time since 2009.

In addition, during the third quarter of 2012 we chose not to renew $19.5 million in Insured Cash Sweep ("ICS") reciprocal money market deposits and lowered our interest rates on deposit products in an effort to decrease high cost deposits. The Bank also paid off a $5.0 million Federal Home Loan Bank of New York advance to reduce its high cost of funds.

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by multi-family residential real estate, mixed-use real estate and non-residential real estate. To a much lesser extent, we originate commercial and industrial and consumer loans. At December 31, 2012, loans receivable, net, totaled $333.8 million, a decrease of $17.1 million, or 4.9%, from total loans receivable, net, of $350.9 million at December 31, 2011.

The largest segment of our real estate loans is multi-family residential loans. As of December 31, 2012, these loans totaled $178.6 million, or 52.9% of our total loan portfolio, compared to $189.3 million, or 52.9% of our total loan portfolio at December 31, 2011. As of December 31, 2012, mixed-use loans totaled $41.9 million, or

12.4% of our total loan portfolio, compared to $51.2 million, or 14.3% of our total loan portfolio at December 31, 2011. Non-residential real estate loans totaled $82.3 million, or 24.4% of our total loan portfolio at December 31, 2012, compared to $83.6 million, or 23.4% of our total loan portfolio at December 31, 2011. At December 31, 2012 and 2011, one- to four-family residential real estate loans totaled $7.8 million and $627,000, or 2.3% and 0.2% of our total loan portfolio, respectively. The decrease in multi-family and mixed use loans resulted primarily from management's conservative underwriting and increased competition.

Although we discontinued in 2010 the purchase of participation interests in construction loans secured by multi-family, mixed-use and non-residential properties, we purchased participation interests in these types of properties prior to 2010. At December 31, 2012, we had no outstanding construction loan participation interests purchased as a result of three construction loan participations that we purchased in August 2007 having subsequently converted into permanent loans in 2012. These three loans had an aggregate outstanding balance of $5.8 million at December 31, 2012 and are included in our non-residential real estate loans totaling $82.3 million. The outstanding balance of construction loan participation interests purchased totaled $9.1 million or 2.5% of our total loan portfolio at December 31, 2011.

At December 31, 2012, our originated construction loan portfolio totaled $841,000, net of loans in process of $5.2 million, or 0.3% of our total loan portfolio. We had no originated construction loans at December 31, 2011.

At December 31, 2012, our commercial and industrial loan portfolio totaled $48.7 million in committed loans, with $26.3 million drawn against such commitments, compared to $35.9 million in committed loans, with $23.7 million drawn against such commitments at December 31, 2011.

We also originate several types of consumer loans consisting of personal consumer loans, loans secured by savings accounts or certificates of deposit (share loans), and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. Consumer loans totaled $77,000 and represented 0.02% of total loans at December 31, 2012 compared to $68,000, or 0.02%, of total loans at December 31, 2011.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate:										
Residential Real Estate:										
One- to four-family	$ 7,761	2.30%	$ 627	0.18%	$ 211	0.06%	$ 244	0.06%	$ 275	0.08%
Multi-family (1)	178,644	52.88	189,253	52.93	190,042	51.15	201,059	51.30	186,199	51.11
Mixed-use (1)	41,895	12.40	51,229	14.33	55,244	14.87	59,779	15.25	58,317	16.00
Total residential real estate loans	228,300	67.58	241,109	67.43	245,497	66.08	261,082	66.61	244,791	67.19
Non-residential real estate (1)	82,312	24.37	83,602	23.38	100,925	27.16	105,194	26.84	102,785	28.21
Total real estate	310,612	91.95	324,711	90.81	346,422	93.24	366,276	93.45	347,576	95.40
Construction loans	841	0.25	9,065	2.54	12,913	3.48	15,121	3.86	9,025	2.48
Commercial and industrial loans	26,274	7.78	23,725	6.64	12,140	3.27	10,400	2.65	7,620	2.09
Consumer:										
Overdraft lines of credit	34	0.01	44	0.01	48	0.01	60	0.02	57	0.02
Passbook loans	28	0.01	24	0.01	15	0.00	90	0.02	57	0.01
Consumer loans	15	—	—	—	—	—	—	—	—	—
Total consumer loans	77	0.02	68	0.02	63	0.01	150	0.04	114	0.03
Total loans	337,804	100.00%	357,569	100.00%	371,538	100.00%	391,947	100.00%	364,335	100.00%
Net deferred loan costs	629		722		907		1,052		1,146	
Allowance for losses	(4,646)		(7,397)		(7,647)		(6,733)		(1,865)	
Loans, net	$333,787		$350,894		$364,798		$386,266		$363,616	

(1) Includes equity lines of credit that we originate on properties on which we hold the first mortgage.

The following table sets forth certain information at December 31, 2012 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2012					
	Residential Real Estate Loans	**Non-Residential Real Estate Loans**	**Commercial and Industrial Loans**	**Construction Loans**	**Consumer and other Loans**	**Total Loans**
	(In thousands)					
One year or less	$ 39,376	$17,798	$19,792	$451	$ 62	$ 77,479
More than one year to five years	162,702	49,120	4,556	—	15	216,393
More than five years	26,222	15,394	1,926	390	—	43,932
Total	$228,300	$82,312	$26,274	$841	$ 77	$337,804

The following table sets forth the dollar amount of all loans at December 31, 2012 that are due after December 31, 2013 and have either fixed or adjustable interest rates.

	Fixed Rates	**Adjustable Rates**	**Total**
		(In thousands)	
Residential real estate:			
One- to four-family	$ 2,370	$ 5,342	$ 7,712
Multi-family	12,816	139,016	151,832
Mixed-use	—	29,380	29,380
Non-residential real estate	7,197	57,317	64,514
Construction loans	—	390	390
Commercial and industrial loans	6,482	—	6,482
Consumer and other loans	15	—	15
Total	$28,880	$231,445	$260,325

The following table shows loan origination, purchase and sale activity during the periods indicated.

	2012	2011	2010	2009	2008
			(In thousands)		
Total loans at beginning of period	$357,569	$371,538	$391,947	$364,335	$283,456
Loans originated:					
Residential real estate:					
One- to four-family	9,385	450	—	—	—
Multi-family	30,745	34,505	5,210	22,423	70,450
Mixed-use	5,863	1,550	–	7,922	6,616
Non-residential real estate	14,597	7,043	420	6,920	42,954
Construction loans	5,996	—	—	—	—
Commercial and industrial loans	5,701	8,728	2,558	3,026	4,794
Consumer and other loans	16	—	—	35	87
Total loans originated	72,303	52,276	8,188	40,326	124,901
Construction loan participation purchased	—	—	—	5,198	5,406
Permanent loan participation purchased	—	—	—	—	2,971
Deduct:					
Loan principal repayments	83,579	62,527	25,979	17,583	44,034
Charge offs	8,489	1,375	2,618	2,446	35
Loan sales	—	–	—	—	7,045
Total deductions	92,068	63,902	28,597	20,029	51,114
Other increases (decreases), net	—	(2,343)	—	2,117	(1,285)
Total loans at end of period	$337,804	$357,569	$371,538	$391,947	$364,335

Securities. Our securities portfolio consists primarily of residential mortgage-backed securities. Securities decreased by $4.1 million, or 25.4%, from $16.2 million at December 31, 2011, to $12.1 million at December 31, 2012. The decrease was primarily due to maturities and repayments of $4.1 million.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Securities available for sale:						
Mortgage-backed securities- residential	$ 125	$ 129	$ 145	$ 149	$ 157	$ 162
Securities held to maturity:						
Mortgage-backed securities - residential	$11,987	$12,561	$16,099	$16,662	$19,858	$20,342

At December 31, 2012 and December 31, 2011, we had no investments in a single company or entity that had an aggregate book value in excess of 10% of our consolidated equity.

The following table sets forth the stated final maturities and weighted average yields of debt securities at December 31, 2012. Certain mortgage-backed securities have adjustable interest rates and will re-price annually within the various maturity ranges. These re-pricing schedules are not reflected in the table below. At December 31, 2012, mortgage-backed securities with adjustable rates totaled $9.7 million.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
					(Dollars in thousands)					
Securities available for sale:										
Mortgage-backed securities	$—	—%	$ —	—%	$ —	—%	$ 129	2.37%	$ 129	2.37%
Securities held to maturity:										
Mortgage-backed securities	$—	—%	$ 49	2.72%	$ 182	2.23%	$11,756	3.54%	$11,987	3.52%

Deposits. Our primary source of funds is retail deposit accounts which are comprised of savings accounts, demand deposits and certificates of deposit held primarily by individuals and businesses within our primary market area and, prior to 2010 but resumed in 2011 to a small extent, non-broker certificates of deposit gathered through two nationwide certificate of deposit listing services. The non-broker certificates of deposits were accepted from banks, credit unions, non-profit organizations and certain corporations in amounts greater than $75,000 and less than $250,000. Although we curtailed the use of the certificate of deposit listing services in 2010, we resumed the use of these services in 2011 by obtaining $10.0 million in non-broker certificates of deposits. In an effort to reduce reliance on these higher cost funds, the Company allowed these non-broker certificates of deposits to mature without renewal in 2012. As a result, these non-broker certificates of deposits have been reduced to $746,000, or 0.2% of total deposits, at December 31, 2012, compared to $11.5 million, or 3.3% of total deposits at December 31, 2011.

Deposits decreased by $35.5 million, or 10.0%, in the year ended December 31, 2012. The decrease in deposits was primarily attributable to efforts by the Company to decrease reliance on short term rate sensitive NOW and money market deposits and increase reliance on noninterest bearing demand deposits and long term certificates of deposits. This resulted in a decrease of $44.7 million in NOW and money market deposit accounts, offset by increases of $7.9 million in noninterest bearing demand deposits, $5.3 million in certificates of deposits, and $3.9 million in savings accounts.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
NOW and money market deposit accounts	$ 62,868	19.8%	$115,411	32.6%	$ 83,839	25.7%
Savings accounts	84,404	26.5	80,548	22.8	55,898	17.1
Noninterest bearing demand deposits	22,932	7.2	15,046	4.3	9,839	3.0
Certificates of deposit	147,916	46.5	142,631	40.3	177,254	54.2
Total	$318,120	100.0%	$353,636	100.0%	$326,830	100.0%

At December 31, 2012, the Company had $981,000 in Certificate of Deposit Account Registry Service ("CDARS") reciprocal certificates of deposits and no Insured Cash Sweep ("ICS") reciprocal money market deposits that were fully-insured brokered deposits as defined in the FDIC call report instructions. At December 31, 2011, the Company had no CDARS reciprocal deposits and $19.5 million in ICS reciprocal deposits. The CDARS certificates of deposits and the ICS money market deposits were obtained from two separate retail depositors and then transferred into the CDARS and ICS Networks in order to obtain full FDIC insurance coverage for our customers. These types of deposits are known in the CDARS and ICS Networks as reciprocal deposits, which the Company considers as core deposits and not brokered deposits.

The following table indicates the amount of certificates of deposit with balances over $100,000 by time remaining until maturity as of December 31, 2012. We do not solicit jumbo certificates of deposit nor do we offer special rates for jumbo certificates. The minimum deposit to open a certificate of deposit ranges from $500 to $2,500.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 3,598
Over three through six months	6,926
Over six through twelve months	24,088
Over twelve months	44,801
Total	$79,413

Borrowings. We may utilize borrowings from a variety of sources to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements. Advances from the Federal Home Loan Bank of New York ("FHLB") decreased to $15.0 million as of December 31, 2012 from $20.0 million FHLB advances outstanding as of December 31, 2011.

The contractual maturities of FHLB advances at December 31, 2012 are as follows:

	Amount	Weighted Average Interest Rate
Advances maturing in:		
One year or less	$ 10,000	3.70%
After one to two years	5,000	3.64%
	$ 15,000	3.68%

Stockholders' Equity. Stockholders' equity decreased by $3.2 million, or 3.0%, to $103.8 million at December 31, 2012, from $107.0 million at December 31, 2011. The decrease was primarily due to a comprehensive loss of $2.7 million and cash dividends of $669,000, partially offset by $145,000 for ESOP shares earned for the period.

Northeast Community Bancorp, MHC filed notice with, and received approval from, the Federal Reserve Bank of Philadelphia to waive its right to receive cash dividends through March 31, 2012. Northeast Community Bancorp, MHC had waived receipt of all past dividends paid by the Company through March 31, 2012. Northeast Community Bancorp, MHC determined not to waive receipt of the dividend for the quarter ended June 30, 2012. As a result, Northeast Community Bancorp, MHC received $218,000 in dividends in August 2012. On a cumulative basis, $4.4 million of such dividends had been waived by Northeast Community Bancorp, MHC through December 31, 2012.

On December 13, 2012, Northeast Community Bancorp, MHC, the Company's majority stockholder, received notice from the Federal Reserve Board that it did not object to the waiver of dividends paid by the Company in the twelve months following MHC member approval of the dividend waiver, which occurred on November 9, 2012. *See "Risk Factors—The amount of dividends we pay on our common stock, if any, may be limited by the ability of NorthEast Community Bancorp, MHC to waive receipt of dividends."*

Results of Operations for the Years Ended December 31, 2012 and 2011

Overview.

	2012	2011	% Change 2012/2011
	(Dollars in thousands)		
Net income (loss)	$(2,514)	$2,355	(206.8)%
Return on average assets	(0.54)%	0.51%	(205.9)%
Return on average equity	(2.35)%	2.18%	(207.8)%
Average equity to average assets	22.81%	23.37%	(2.4)%

Net income (loss) for the year ended December 31, 2012 decreased by $4.9 million, or 206.8%, to $(2.5) million from $2.4 million in 2011. The decrease was primarily the result of increases in the provision for loan losses, additional non-interest expenses associated with the opening of two new branch locations in Massachusetts, and a decrease in net interest income, partially offset by increases in non-interest income and a decrease in income taxes.

Net Interest Income. Net interest income decreased by $709,000, or 4.2%, to $16.3 million for the year ended December 31, 2012, from $17.0 million for the year ended December 31, 2011. The decrease in net interest income resulted primarily from a decrease in the yield on our interest-earning assets that exceeded the decrease in the cost of our interest-bearing liabilities. The net interest spread decreased by 3 basis points to 3.50% for the year ended December 31, 2012, from 3.53% for the year ended December 31, 2011. The net interest margin decreased by 13 basis points to 3.76% for the year ended December 31, 2012, from 3.89% for the year ended December 31, 2011.

The decrease in the interest rate spread and the net interest margin in 2012 compared to 2011 was due to a decrease in the yield on our interest-earning assets that exceeded the decrease in the cost of our interest-bearing liabilities. The cost of our interest-bearing liabilities decreased by 41 basis points to 1.13% for the year ended December 31, 2012, from 1.54% for the year ended December 31, 2011. The yield on our interest-earning assets decreased by 44 basis points to 4.63% for the year ended December 31, 2012, from 5.07% for the year ended December 31, 2011. The decrease in both the yield on our interest-earning assets and the cost of our interest-bearing liabilities was due to the low interest rate environment in 2011 that continued throughout 2012.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using average daily balances. Average loan balances include nonaccrual loans. Loan fees are included in interest income on loans. Interest income on loans and investment securities has not been calculated on a tax equivalent basis because the impact would be insignificant.

	Year Ended December 31,								
	2012			2011			2010		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in Thousands)								
Assets:									
Interest-earning assets:									
Loans	$352,912	$19,510	5.53%	$369,188	$21,423	5.80%	$385,882	$23,577	6.11%
Securities	15,704	484	3.08	20,781	687	3.31	26,962	956	3.55
Other interest-earning assets	64,399	34	0.05	46,825	41	0.09	65,633	109	0.17
Total interest-earning assets	433,015	20,028	4.63	436,794	22,151	5.07	478,477	24,642	5.15
Allowance for loan losses	(5,785)			(7,768)			(6,234)		
Noninterest-earning assets	41,740			33,440			37,148		
Total assets	$468,970			$ 462,466			$509,391		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand	$ 92,110	$ 497	0.54%	$ 82,587	$ 698	0.85%	$ 83,560	$ 1,174	1.40%
Savings and club accounts	87,505	558	0.64	62,093	424	0.68	60,100	407	0.68
Certificates of deposit	138,895	2,150	1.55	167,603	3,425	2.04	209,889	5,810	2.77
Total interest-bearing deposits	318,510	3,205	1.01	312,283	4,547	1.46	353,549	7,391	2.09
Borrowings	15,971	558	3.49	23,034	630	2.74	30,841	1,044	3.39
Total interest-bearing liabilities	334,481	3,763	1.13	335,317	5,177	1.54	384,390	8,435	2.19
Noninterest-bearing demand	19,715			12,027			10,158		
Other liabilities	7,814			7,033			6,367		
Total liabilities	362,010			354,377			400,915		
Stockholders' equity	106,960			108,089			108,476		
Total liabilities and Stockholders' equity	$468,970			$ 462,466			$509,391		
Net interest income		$16,265			$16,974			$16,207	
Interest rate spread			3.50			3.53			2.96
Net interest margin			3.76			3.89			3.39
Net interest-earning assets	$ 98,534			$101,477			$ 94,087		
Interest-earning assets to interest-bearing liabilities	129.46%			130.26%			124.48%		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2012 Compared to 2011			2011 Compared to 2010		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest and dividend income:						
Loans receivable	$ (923)	$ (990)	$ (1,913)	$ (996)	$(1,158)	$(2,154)
Investment securities	(159)	(44)	(203)	(208)	(61)	(269)
Other interest-earning assets	12	(19)	(7)	(26)	(42)	(68)
Total interest-earning assets	(1,069)	(1,054)	(2,123)	(1,230)	(1,261)	(2,491)
Interest expense:						
Interest-bearing demand deposits	73	(274)	(201)	(14)	(462)	(476)
Savings accounts	164	(30)	134	14	3	17
Certificates of deposit	(528)	(747)	(1,275)	(1,037)	(1,348)	(2,385)
Borrowings	(221)	149	(72)	(235)	(179)	(414)
Total interest-bearing liabilities	(512)	(902)	(1,414)	(1,273)	(1,985)	(3,258)
Net change in interest income	$ (557)	$ (152)	$ (709)	$ 43	$ 724	$ 767

Provision for Loan Losses. We recorded provisions for loan losses of $5.6 million and $1.1 million for 2012 and 2011, respectively. During 2012, we charged-off $8.5 million against 29 non-performing loans to reduce the aggregate carrying value to $11.2 million as of December 31, 2012. During 2011, we charged-off $1.4 million against 12 non-performing loans to reduce the aggregate carrying value to $3.5 million as of December 31, 2011. The primary reason for the increased provision during 2012 was an increased level of charge-offs due to the continued deterioration in the financial condition of several multi-family and commercial real estate borrowers, the decline in the market value of their related collateral properties and management's continuing efforts to identify and charge-off uncollectable portions of collateral dependent impaired loans. The Company's Special Assets Group continues to monitor our loan portfolio and reviews at least quarterly and, more frequently, if necessary all non-performing loans, potential non-performing loans, and restructured loans. An analysis of the changes in the allowance for loan losses is presented under *"Risk Management – Analysis and Determination of the Allowance for Loan Losses."*

We recorded recoveries of $115,000 and $12,000 during the years ended December 31, 2012 and December 31, 2011, respectively.

Noninterest Income. The following table shows the components of noninterest income for the years ended December 31, 2012 and 2011.

	2012	2011	% Change 2012/2011
	(Dollars in thousands)		
Other loan fees and service charges	$1,080	$ 390	176.9%
Net gain (loss) from premises and equipment	(9)	10	(190.0)
Earnings on bank owned life insurance	616	591	4.4
Investment advisory fees	877	894	(1.9)
Other	15	7	100.0
Total	$2,579	$1,892	36.3

The increase in noninterest income was primarily due to increases of $690,000 in other loan fees and service charges, $26,000 in earnings on bank owned life insurance, and $7,000 in other non-interest income, offset by decreases of $19,000 in net gain/(loss) on the disposition of fixed assets and $17,000 in investment advisory fee income. The increase in other loan fees and service charges was due to increases of $535,000 in fee income from our mortgage broker activity, $91,000 in loan fees and $21,000 in miscellaneous loan service charges.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for the years ended December 31, 2012 and 2011.

	Year Ended December 31,		
	2012	2011	% Change 2012/2011
	(Dollars in thousands)		
Salaries and employee benefits	$ 9,332	$ 7,204	29.5%
Net occupancy expense of premises	1,323	1,156	14.4
Equipment	759	625	21.4
Outside data processing	1,032	799	29.2
Advertising	261	178	46.6
Impairment loss on goodwill	227	-	NA
REO expenses	36	182	(80.2)
FDIC insurance premiums	367	404	(9.2)
Service contracts	392	301	30.2
Insurance	215	199	8.0
Audit and accounting	288	327	(11.9)
Directors compensation	405	320	26.6
Telephone	345	209	65.1
Office supplies and stationary	118	97	21.6
Director, officer, and employee expenses	725	505	43.6
Legal fees	826	559	47.7
Other	1,385	1,136	21.9
Total noninterest expenses	$18,036	$14,201	27.0

Non-interest expense increased by $3.8 million, or 27.0%, to $18.0 million for the year ended December 31, 2012 from $14.2 million for the year ended December 31, 2011. The increase resulted primarily from increases of $2.1 million in salaries and employee benefits, $233,000 in outside data processing expense, $227,000 in impairment loss on goodwill, $167,000 in net occupancy expense, $134,000 in equipment expense, and $83,000 in advertising expense, partially offset by decreases of $146,000 in real estate owned expense and $37,000 in FDIC insurance expense.

Salaries and employee benefits, which represented 51.7% of the Company's non-interest expense for the year ended December 31, 2012, increased by $2.1 million, or 29.5%, to $9.3 million in 2012 from $7.2 million in 2011. The increase was due to the hiring of additional loan production and branch operations personnel in the Company's Headquarters and Massachusetts locations to support new lending and branch operations activities, in particular the opening of two new branch offices in Framingham and Quincy, Massachusetts.

Outside data processing expense increased by $233,000, or 29.2%, to $1.0 million for the year ended December 31, 2012 from $799,000 for the year ended December 31, 2011 due primarily to additional services provided in 2012 by the Company's core data processing vendor as a result of the expansion of the Company's facilities and services.

The Company recognized an impairment loss on goodwill of $227,000 in 2012 as a result of the Company's annual evaluation of the goodwill in connection with the Hayden Financial Group acquisition in 2007. The impairment was caused primarily by the expected decrease in other revenue from this division resulting from a reduction in personnel. The Company did not have any impairment loss on goodwill in 2011.

Occupancy expense increased by $167,000, or 14.4%, to $1.3 million for the year ended December 31, 2012 from $1.2 million for the year ended December 31, 2011 due to the Headquarters expansion, the addition of the Massachusetts loan operations facility, and the new Framingham and Quincy, Massachusetts branch offices.

Equipment expense increased by $134,000, or 21.4%, to $759,000 in 2012 from $625,000 in 2011 due to purchases of additional equipment and upgrades of existing equipment to support our Headquarters and Massachusetts expansion. Advertising expense increased by $83,000, or 46.6%, to $261,000 in 2012 from $178,000 in 2011 due to an increase in marketing efforts to support our expansion of our Massachusetts operations.

Real estate owned expenses decreased by $146,000, or 80.2%, to $36,000 in 2012 from $182,000 in 2011 due primarily to a loss of $140,000 on the disposition of a multi-family property in December 2011 and a decrease of $6,000 in net operating expenses in connection with the maintenance and operation of foreclosed properties.

FDIC insurance expense decreased by $37,000, or 9.2%, to $367,000 in 2012 from $404,000 in 2011 due to a reduction in the Company's assessment base used to calculate the FDIC insurance expense.

There were increases of $220,000 in employee expenses, $193,000 in consulting fees, $136,000 in telephone expenses, $91,000 in service contracts, $21,000 in office supplies and stationary expenses, and $16,000 in insurance expenses due to the expansion and support of our lending and branch operations. Legal fees increased by $267,000 due to an increase in litigation and regulatory matters. Other noninterest expense increased by $249,000 due to $127,000 in recruitment expenses related to the hiring of additional loan production, branch operations, and support personnel in the Company's Headquarters and Massachusetts locations.

Provision for Income Taxes. Income taxes decreased by $3.5 million, or 292.2%, due to a benefit of $2.3 million for the year ended December 31, 2012 from an expense of $1.2 million for the year ended December 31, 2011. The decrease resulted primarily from a $8.4 million decrease in pre-tax income in 2012 compared to 2011. The effective tax rate was 47.8% for the year ended December 31, 2012 compared to 33.7% for the year ended December 31, 2011.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and operational risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Other risks that we face are market risk, liquidity risk and reputation risk. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We underwrite each mortgage loan application on its merits, applying risk factors to insure that each transaction is considered on an equitable basis.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the ten day grace period expires and the payment has not been received, a late payment notice is mailed and telephone contact is initiated. Throughout the rest of the month that payment is due, the borrower is called several times. If the payment has not been received by the end of the month, the borrower is informed that the loan will be placed in foreclosure within two weeks. On the 45th day after payment is due, the loan is forwarded to the problem loan officer who will review the file and may authorize an acceleration letter. Once a foreclosure action has been instituted, a written agreement between the Bank and the debtor will be required to discontinue the foreclosure action. We may consider loan workout arrangements with certain borrowers under certain circumstances. If no satisfactory resolution to the delinquency is forthcoming, the note and mortgage may be sold prior to a foreclosure sale or the real property securing the loan would be sold at foreclosure.

In addition, nonperforming loans and potential nonperforming loans are reviewed on a regular basis by management's Special Assets Group ("SAG"). The Board authorized the SAG to address the increase in non-performing loans as a result of the economic and real estate collapse that began in 2008. The Board and Senior Management believe that individual attention for each troubled loan gives that loan the best opportunity of recovery or disposal at the least cost to the Bank.

The SAG is comprised of the chief executive officer, a director of special assets who is a loan workout specialist, one special asset coordinator and one facilities officer specializing in building management. The SAG's mandate is to identify problem and potential problem loans in conjunction with the internal loan review process, to evaluate the loan and determine the cause of the problem and whether there is a realistic probability that the loan can be returned to a performing status over a reasonable time frame, and to ascertain whether the borrower is willing and able to work with the Bank in an effort to save the loan and their investment.

Once it is determined that the borrower is willing and able to cooperate in the effort, SAG assumes responsibility for the loan and devises a plan to correct the deficiencies. The plan may take the form of a short term forbearance agreement, a moderate or longer term restructure agreement or an A/B note and mortgage split. With the cooperation of the borrower, SAG will implement the plan and monitor its progress to assure as timely a resolution as possible.

It is our belief that it is in the Bank's and the borrower's best interest to work to keep a property viable and performing during these difficult economic times, thereby helping to limit loan losses when there is a reasonable expectation that the property will be able to support the original debt once the current crisis has passed. A successful plan will ultimately return the loan to a performing status and the Plan will terminate when the loan is reclassified as performing.

Should a workable plan not be possible, the SAG is charged with disposing of the loan as quickly and cost effectively as possible. This may be accomplished through foreclosure, a sale of the note and mortgage or a short sale.

In connection with the above, the Bank has entered into short-term restructuring agreements with various borrowers. At December 31, 2012, the Bank had eleven restructured mortgage loans totaling $13.4 million, comprised of five multi-family mortgage loans totaling $5.5 million, one mixed-use mortgage loan totaling $916,000, and five nonresidential mortgage loans totaling $7.0 million. Except for one nonresidential mortgage loan totaling $755,000 that is nonperforming and nonaccrual, each of the remaining ten restructured loans was performing under the terms of the restructuring agreements at December 31, 2012. Restructuring terms were generally consistent with market terms.

At December 31, 2011, the Bank had sixteen restructured mortgage loans totaling $15.5 million, comprised of nine multi-family mortgage loans totaling $8.2 million, two mixed-use mortgage loans totaling $1.7 million, and five nonresidential mortgage loans totaling $5.6 million. Except for three multi-family mortgage loans totaling $1.0 million and one nonresidential mortgage loan totaling $440,000 that were nonperforming and nonaccrual, each of the remaining thirteen restructured loans was performing under the terms of the restructuring agreements at December 31, 2011.

Management reports to the board of directors monthly regarding the amount of loans past-due more than 30 days.

Analysis of Nonperforming and Classified Assets. We generally consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. It is generally our policy to continue to accrue interest on past-due loans and loans in foreclosure as long as management determines that these loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to interest only if collection of principal is reasonably assured.

Real estate that we acquire as a result of a foreclosure action or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is initially recorded at the lower of the unpaid principal balance of the loan or the fair value minus estimated cost to sell at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated.

	At December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Nonaccrual loans:					
Residential real estate:					
One- to four-family	$ —	$ —	$ —	$ —	$ —
Multi-family	1,477	4,229	2,219	5,806	261
Mixed-use	—	722	—	—	—
Non-residential real estate	2,480	6,634	5,457	14,344	1,614
Construction	—	7,661	11,575	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other loans	—	—	—	—	—
Total	3,957	19,246	19,251	20,150	1,875
Accruing loans past due 90 days or more:					
Residential real estate:					
One- to four-family	—	—	—	—	—
Multi-family	—	1,192	2,555	—	—
Mixed-use	—	—	—	—	—
Non-residential real estate	—	—	—	—	—
Construction	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other loans	—	—	—	—	—
Total	—	1,192	2,555	—	—
Total of nonaccrual and 90 days or more past due loans	3,957	20,438	21,806	20,150	1,875
Foreclosed real estate	4,271	620	933	636	832
Other nonperforming loans	—	—	—	—	1,345
Total nonperforming assets	8,228	21,058	22,739	20,786	4,052
Accruing troubled debt restructurings	12,236	14,039	30,893	13,175	—
Nonaccrual troubled debt restructurings	1,197	1,435	—	—	—
Total troubled debt restructurings	13,433	15,474	30,893	13,175	—
Less nonaccrual troubled debt restructuring in total nonaccrual loans	1,197	1,435	—	—	—
Troubled debt restructurings and total nonperforming assets	$20,464	$35,097	$53,632	$33,961	$4,052
Total nonperforming loans to total loans	1.17%	5.72%	5.87%	5.14%	0.88%
Total nonperforming assets to total assets	1.85%	4.30%	4.88%	3.94%	0.96%
Total nonperforming assets and troubled debt restructurings to total assets	4.61%	7.17%	11.51%	6.44%	0.96%

Other than disclosed in the above table and in the classified assets table below, management believes that there are no other loans at December 31, 2012 and December 31, 2011 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Troubled debt restructurings occur when we grant borrowers concessions that we would not otherwise grant but for economic or legal reasons pertaining to the borrower's financial difficulties. These concessions may include, but are not limited to, modifications of the terms of the debt, the transfer of assets or the issuance of any equity interest by the borrower to satisfy all or part of the debt, or the substitution or addition of borrower(s). Generally, we will not upgrade the internal classification of a troubled debt restructuring until the borrower has demonstrated the ability to make principal and interest payments under the restructure terms for at least six consecutive months.

The non-accrual loans at December 31, 2012 consisted of nine loans in the aggregate, comprised of five multi-family mortgage loans and four nonresidential mortgage loans. Nonperforming loans decreased by $16.5 million, or 80.6%, to $4.0 million at December 31, 2012 from $20.4 million at December 31, 2011. The decrease in nonperforming loans was due to the satisfaction of eight non-accrual and one accruing mortgage loans totaling $5.5 million, the conversion from nonperforming to performing status of five mortgage loans totaling $8.9 million, the foreclosure into real estate owned of two nonresidential mortgage loans totaling $4.3 million (net of charge-offs of $700,000), and charge-offs of $3.0 million against four nonperforming loans. These were offset by the addition of seven mortgage loans totaling $2.4 million that became nonperforming at December 31, 2012.

The non-accrual multi-family mortgage loans, net of charge-offs of $538,000, totalled $1.5 million at December 31, 2012, consisting primarily of the following mortgage loans:

(1) A delinquent loan with an outstanding balance of $1.2 million secured by an apartment building. We classified this loan as special mention. The delinquency is the result of a lawsuit filed by the previous owner claiming that the debtor never owned record title to the mortgaged property. The Company filed a lawsuit seeking a declaration that the mortgage is a valid encumbrance against the property. Subsequent to December 31, 2012, the Court ruled in favor of the borrower and turned the building back to our borrower and dismissed the trustee.

The four non-accrual non-residential mortgage loans, net of charge-offs of $1.6 million, totaled $2.5 million at December 31, 2012 consisting primarily of the following mortgage loans:

(1) An outstanding balance of $778,000, net of charge-off of $130,000, secured by a medical office building. We classified this loan as substandard. The Company has commenced a foreclosure action and the Court has appointed a receiver. We are evaluating the options currently available to us.

(2) An outstanding balance of $755,000, net of a charge-off of $371,000, secured by a gasoline service station and car wash. We classified this loan as substandard. The Company has commenced a foreclosure action and has applied to the Court to appoint a receiver. We are evaluating the options currently available to us.

(3) An outstanding balance of $505,000 secured by an office building. We classified this loan as special mention. Because Hurricane Sandy damaged the building, the borrower requested and the Company granted forbearance on monthly payments for three months starting in November 2012. The borrower has been making monthly escrow payments during the forbearance period and has resumed making monthly payments in February 2013 that will cure the delinquency within a short period of time.

(4) An outstanding balance of $442,000, net of charge-offs of $400,000, secured by a strip shopping center and warehouse. We classified this loan as substandard. The property was severely damaged by fire and the Company and borrower are currently suing the insurance company and the borrower's insurance agent as part of the Company's collection efforts. The borrower is making monthly escrow payments.

We are in the process of foreclosing on the above-mentioned first and second non-accrual nonresidential mortgage loans. Based on recent fair value analyses of these properties, the Company does not expect any losses beyond the amounts already charged off.

Interest income that would have been recorded for the year ended December 31, 2012 had non-accruing loans been current in accordance with their original terms amounted to approximately $153,000. During the year ended December 31, 2012, the Bank recognized interest income of approximately $102,000 on the nonaccrual loans.

At December 31, 2012, we owned two foreclosed properties with a net balance of $4.3 million consisting of an office building located in Lawrenceville, New Jersey and a restaurant with 23 boat slips located in Broad Channel, New York. The office building is 25% occupied. The restaurant was destroyed by Hurricane Sandy and the Company has notified the insurance agency and insurance company that underwrote the flood insurance. We have begun marketing the New Jersey office building and expect to close the sale of the New York property within 60 days.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the NYDFS has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. We recognize a loss as soon as a reasonable determination of that loss can be made. We directly charge, against earnings, that portion of the asset that is determined to be uncollectible. If an accurate determination of the loss is impossible, for any reason, we will establish an allowance in an amount sufficient to absorb the most probable loss expected. In cases where a reasonable determination of a loss cannot be made, we will adjust our allowance to reflect a potential loss until a more accurate determination can be made.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,		
	2012	2011	2010
		(In thousands)	
Special mention assets	$ 3,058	$ 4,259	$ 7,567
Substandard assets	13,872	24,146	22,103
Doubtful and loss assets	—	—	—
Total classified assets	$16,930	$28,405	$29,670

The decrease in classified assets was due to the Company's close monitoring of non-performing loans, despite the continued weakness in the economy adversely impacting the commercial and multi-family real estate markets. On the basis of management's review of assets, we classified $3.1 million of our assets at December 31, 2012 as special mention or potential problem loans compared to $4.3 million classified as special mention at December 31, 2011. In addition, we classified $13.9 million at December 31, 2012 as substandard compared to $24.1 million at December 31, 2011.

The decrease in special mention assets was due to the resolution of one multi-family mortgage loan and one mixed-use mortgage loan totaling $1.1 million that were performing at December 31, 2012 and the reclassification of one multi-family mortgage loan totaling $2.2 million from special mention to substandard, offset by five multi-family mortgage loans and one nonresidential mortgage loan totaling $2.1 million that were newly classified as special mention.

The decrease in substandard assets was due to the pay-offs of six multi-family mortgage loans, three nonresidential mortgage loans, and one mixed-use mortgage loan totaling $7.0 million, the resolution of one multi-family mortgage loan totaling $1.2 million that was performing at December 31, 2012, the transfer into real estate owned of two nonresidential mortgage loans totaling $4.3 million (net of charge-offs of $700,000), and charge-offs totaling $2.3 million against two nonresidential mortgage loans, offset by four commercial and industrial loans, two nonresidential mortgage loans, and one multi-family mortgage loans totaling $3.0 million that were newly classified as substandard and the reclassification of one multi-family mortgage loan totaling $2.1 million from special mention to substandard.

We have charged off $4.8 million in losses on these classified assets, comprised of $1.0 million in losses for three substandard multi-family mortgage loans, resulting in a net total balance of $4.0 million, $4.0 million in losses for six substandard nonresidential mortgage loans, resulting in a net total balance of $7.8 million, $28,000 in losses for one substandard commercial and industrial loan, resulting in a net total balance of $245,000, and $126,000 in losses for one special mention multi-family mortgage loan, resulting in a net total balance of $89,000.

The substandard loans at December 31, 2012 consisted of thirteen loans in the aggregate – three multi-family mortgage loans, six non-residential mortgage loans, and four commercial and industrial loans. See the non-accrual loan discussion above for a description of the material non-accrual loans that are also classified as substandard, comprised of one of the three multi-family substandard mortgage loans and four of the five substandard non-residential mortgage loans.

The substandard multi-family mortgage loans that were not described in the above-mentioned non-accrual section consisted primarily of (1) a mortgage loan that was current, had an outstanding balance of $2.1 million, net of charge-offs of $428,000, and was secured by a 50 unit apartment building as of December 31, 2012 and (2) a mortgage loan that was current, had an outstanding balance of $1.7 million, net of charge-offs of $27,000, and was secured by a 7 unit apartment building as of December 31, 2012.

The substandard non-residential mortgage loan that was not described in the above-mentioned non-accrual section consisted of a mortgage loan that was current, had an outstanding balance of $5.8 million, net of charge-offs of $2.4 million, and was secured by a hotel as of December 31, 2012.

The substandard commercial and industrial loans that were not described in the above-mentioned non-accrual section consisted primarily of (1) three commercial and industrial loans to one borrower, that were current, had an outstanding balance of $1.9 million, and was secured by the equipment of a construction contractor as of December 31, 2012.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2012		2011		2010	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)					
Residential real estate:						
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ —
Multi-family	—	89	—	545	1,450	–
Mixed-use	—	—	—	—	—	—
Non-residential real estate	1,259	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other loans	—	—	—	—	2	—
Total	$1,259	$ 89	$ —	$545	$1,452	$ —

Delinquent loans at December 31, 2012 consisted of one multi-family mortgage loan and two non-residential mortgage loans. The Company has classified these three mortgage loans as non-accrual. In addition, the Company has classified the delinquent multi-family loan as special mention, one of the delinquent non-residential mortgage loan as substandard, and the other delinquent non-residential mortgage loan as special mention at December 31, 2012. The three loans are included in the nonaccrual loan and classified loan schedules listed above.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors.

Prior to the fourth quarter of 2012, our methodology for assessing the appropriateness of the allowance for loan losses consisted of: (1) a specific allowance on identified impaired loans, if appropriate; and (2) a general valuation allowance on the remainder of the loan portfolio. Although the amount of each element of the allowance was determined separately, the entire allowance for loan losses was available for the entire portfolio. During the fourth quarter of 2012 we adjusted our methodology for assessing the appropriateness of the allowance for loan losses to eliminate the use of a specific allowance on identified impaired loans and immediately charge off any identified impairment on such loans. Currently, our methodology for assessing the appropriateness of the allowance for loan losses consists solely of a general valuation allowance on the loan portfolio.

We establish a general allowance for pools of loans by loan class to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning a historical loss factor. The historical loss factors are adjusted for qualitative factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These qualitative factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, legal and regulatory issues, policies and procedures in underwriting standards, staff lending experience, recent loss experience in particular segments of the portfolio, collateral value, loan volumes and concentration, classified asset trends, delinquency trends and risk rating trends. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment.

At December 31, 2012, our allowance for loan losses was $4.6 million and represented 1.38% of total gross loans. At December 31, 2011, our allowance for loan losses was $7.4 million and represented 2.07% of total gross loans. At December 31, 2010, our allowance for loan losses was $7.6 million and represented 2.06% of total gross loans. The primary reason for the decrease in allowance for loan losses from 2011 to 2012 was $8.5 million in charge-offs, comprised of $4.1 million in charge-offs against ten non-performing non-residential mortgage loans, $4.0 million in charge-offs against thirteen non-performing multi-family mortgage loans, $278,000 in charge-offs against one non-performing mixed-use mortgage loan, $59,000 in charge-offs against two non-performing residential mortgage loans, $28,000 in charge-offs against one non-performing commercial and industrial loan, and $11,000 in charge-offs against one non-performing construction mortgage loan. The Company settled numerous problem loans at values less than their carrying amounts in order to eliminate future uncertainty with respect to these loans.

The $4.1 million in charge-offs against the non-performing non-residential mortgage loans consisted primarily of $1.9 million related to a hotel located in Long Beach, New York of which $1.7 million was specific reserve as of December 31, 2011, $731,000 related to an office building located in Lawrenceville, New Jersey that the Company subsequently acquired via foreclosure during the fourth quarter of 2012, $456,000 related to an office building located in Newburgh, New York of which $333,000 was specific reserve as of December 31, 2011, $371,000 related to a gasoline station located in Newburgh, New York, and $206,000 related to a restaurant located in Broad Channel, New York that the Company subsequently acquired via foreclosure during the fourth quarter of 2012. The Broad Channel, New York property charge-off was the result of damage suffered as a result of Hurricane Sandy in October 2012.

The $4.0 million charge-offs against the non-performing multi-family mortgage loans consisted primarily of $2.0 million related to two properties located in Lawrence, Massachusetts, $568,000 related to three properties located in Fall River, Massachusetts of which $221,000 was specific reserve as of December 31, 2011, $282,000 related to a property located in Elizabeth, New Jersey, $245,000 related to a property located in Newark, New Jersey, $177,000 related to a property located in Rhinebeck, New York of which $127,000 was specific reserve as of December 31, 2011, and $128,000 related to a property located in Waterbury, Connecticut of which $108,000 was specific reserve as of December 31, 2011. During the fourth quarter of 2012, the Lawrence, Massachusetts properties suffered significant damage by vandals which resulted in our determination that these properties had no value.

The $278,000 charge-off against the non-performing mixed-use mortgage loan was related to a property located in Geneva, New York.

As a result of the increased charge-offs and the need to replenish the allowance for loan losses to an appropriate level, we recognized a provision for loan losses of $5.6 million.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,								
	2012			2011			2010		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
Residential real estate:									
One- to four-family	$ 19	0.4%	2.3%	$ —	0.0%	0.2%	$ —	0.0%	0.1%
Multi-family	2,910	62.6	52.8	3,390	45.8	52.9	3,450	45.1	51.1
Mixed-use	287	6.2	12.4	391	5.3	14.3	474	6.2	14.9
Non-residential real estate	996	21.5	24.5	1,596	21.6	23.4	1,560	20.4	27.1
Construction	—	0.0	0.2	1,724	23.3	2.5	2,083	27.2	3.5
Commercial and industrial	434	9.3	7.8	296	4.0	6.7	80	1.1	3.3
Consumer and other loans	—	0.0	0.0	—	0.0	0.0	—	0.0	0.0
Total allowance for loan losses	$4,646	100.0%	100.0%	$7,397	100.0%	100.0%	$7,647	100.0%	100.0%

	At December 31,					
	2009			2008		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
Residential real estate:						
One- to four-family	$ —	0.0%	0.1%	$ —	0.0%	0.1%
Multi-family	3,350	49.8	51.3	604	32.4	51.1
Mixed-use	598	8.9	15.3	319	17.1	16.0
Non-residential real estate	2,495	37.0	26.8	841	45.1	28.2
Construction	186	2.8	3.9	21	1.1	2.5
Commercial and industrial	104	1.5	2.6	80	4.3	2.1
Consumer and other loans	—	0.0	0.0	—	0.0	0.0
Total allowance for loan losses	$6,733	100.0%	100.0%	$1,865	100.0%	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the NYDFS or FDIC, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The NYDFS or FDIC may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our consolidated financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Allowance at beginning of period	$ 7,397	$ 7,647	$ 6,733	$ 1,865	$ 1,489
Provision for loan losses	5,623	1,113	3,487	7,314	411
Charge offs:					
Residential real estate:					
One- to four-family	(59)	—	—	—	—
Multi-family	(4,035)	(1,358)	(1,211)	(857)	–
Mixed-use	(278)	—	—	—	(35)
Non-residential real estate	(2,374)	(17)	(1,407)	(1,589)	–
Construction	(1,715)	—	—	—	—
Commercial and industrial	(28)	—	—	—	—
Consumer and other loans	—	—	—	—	—
Total charge-offs	(8,489)	(1,375)	(2,618)	(2,446)	(35)
Recoveries:					
Residential real estate:					
One- to four-family	—	—	—	—	—
Multi-family	115	12	45	—	—
Mixed-use	—	—	—	—	—
Non-residential real estate	—	—	—	—	—
Construction	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other loans	—	—	—	—	—
Total recoveries	115	12	45	—	—
Net charge-offs	(8,374)	(1,363)	(2,573)	(2,446)	(35)
Allowance at end of period	$ 4,646	$ 7,397	$ 7,647	$ 6,733	$ 1,865
Allowance to nonperforming loans	117.41%	36.19%	35.07%	33.41%	57.92%
Allowance to total loans outstanding at the end of the period	1.38%	2.07%	2.06%	1.72%	0.51%
Net charge-offs to average loans outstanding during the period	2.37%	0.37%	0.67%	0.62%	0.01%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating mortgage real estate loans that re-price to market interest rates in three to five years; purchasing securities that typically re-price within a three year time frame to limit exposure to market fluctuations; and, where appropriate, offering higher rates on long term certificates of deposit to lengthen the re-pricing time frame of our liabilities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, comprised of our chief executive officer, president, chief financial officer, chief retail banking officer, chief lending officer – New England Region, chief lending officer – Mid-Atlantic Region, and treasurer, whose function is to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and net income.

Net Portfolio Value Analysis. We use a net portfolio value analysis prepared by an independent third party to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in the net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of the portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 100 to 500 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.

The following table presents the change in the net portfolio value of the Bank at December 31, 2012 that would occur in the event of an immediate change in interest rates based on certain assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value (Dollars in thousands)			**Net Portfolio Value as % of Portfolio Value of Assets**	
Basis Point ("bp") Change in Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
500	$109,213	(16,361)	(13.0)%	25.69%	(121) bp
400	111,788	(13,786)	(11.0)	25.85%	(105) bp
300	113,665	(11,909)	(9.5)	25.87%	(103) bp
200	118,176	(7,398)	(5.9)	26.37%	(53) bp
100	122,279	(3,295)	(2.6)	26.73%	(17) bp
0	125,574			26.90%	
(100)	126,772	1,198	0.9	26.84%	(6) bp

We use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $49.2 million at December 31, 2012 and consist primarily of deposits at other financial institutions (predominantly the Federal Home Loan Bank of New York) and miscellaneous cash items. Securities classified as available-for-sale provide an additional source of liquidity. Total securities classified as available-for-sale were $129,000 at December 31, 2012 and $149,000 at December 31, 2011.

At December 31, 2012, we had $63.2 million in loan commitments outstanding. At December 31, 2012, this consisted of $30.4 million in unused commercial and industrial loan lines of credit, $19.7 million of real estate loan origination commitments, $7.1 million in unused real estate equity lines of credit, $5.2 million in construction loans in process, $280,000 in stand-by letters of credit, and $135,000 in unused consumer lines of credit. Certificates of deposit due within one year of December 31, 2012 totaled $70.2 million. This represented 47.4% of certificates of deposit at December 31, 2012. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2012. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts. At December 31, 2012, we had the ability to borrow $56.6 million, net of $15.0 million in outstanding advances, from the Federal Home Loan Bank of New York. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to maintain or increase our core deposit relationships depending on our level of real estate loan and commercial loan commitments outstanding. Occasionally, we offer promotional rates on certain deposit products to attract deposits or to lengthen repricing time frames.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The amount of dividends that the Bank may declare and pay to the Company, is subject to the restrictions imposed by New York State law and FDIC regulation, as previously discussed under "*Regulation and Supervision – Regulation of the Bank – New York State Law*" and "*Regulation and Supervision – FDIC Regulation – Dividend Limitations.*" The Company's liquidity may depend, in part, upon its receipt of dividends from the Bank because the Company has no source of income other than earnings from the investment of the net proceeds from its initial public offering. At December 31, 2012, the Company had liquid assets of $14.3 million.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Investing activities:			
Loans disbursed or closed	$(72,303)	$(52,276)	$ (8,188)
Purchase of loan participations	—	—	—
Loan principal repayments	83,579	62,527	25,979
Proceeds from maturities and principal repayments of securities	4,052	4,699	14,526
Purchases of securities	—	(984)	(22,568)
Purchase of bank owned life insurance	(2,500)	—	(5,000)
Proceeds from sale of premises and equipment	—	—	2,797
Purchases of premises and equipment	(4,103)	(2,828)	(209)
Financing activities:			
Increase (decrease) in deposits	(35,516)	26,806	(52,688)
Proceeds from FHLB-NY advances	—	10,000	—
Repayment of FHLB-NY advances	(5,000)	(15,000)	(10,000)

Capital Management. We are subject to various regulatory capital requirements administered by the NYDFS, the FDIC and the Federal Reserve, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

The capital from our initial public offering increased our liquidity and capital resources. In addition, the sale of our First Avenue branch office building in the second quarter of 2007 further increased our capital in 2007. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering and the sale of the branch office building are used for general corporate purposes, including the funding of lending activities. Our financial condition has been enhanced by the capital from the offering, resulting in increased net interest-earning assets. However, the large increase in equity resulting from the capital raised in the offering and the branch office building sale will, initially, have an adverse impact on our return on equity. From time to time, we may consider capital management tools such as cash dividends and common stock repurchases.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 4 of the Notes to the Consolidated Financial Statements. We currently have no plans to engage in hedging activities in the future.

For the years ended December 31, 2012 and 2011, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

Management's annual report on internal control over financial reporting is incorporated herein by reference to the Company's audited Consolidated Financial Statements in this Annual Report on Form 10-K.

(c) Changes to Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2012 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

For information concerning Northeast Community Bancorp's directors, the information contained under the section captioned *"Item 1—Election of Directors"* in Northeast Community Bancorp's Proxy Statement for the 2012 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

For information relating to officers of Northeast Community Bancorp, the section captioned *"Item 1—Election of Directors"* in the Proxy Statement, and Part I, Item 1, *"Business—Executive Officers of the Registrant"* in this Annual Report on Form 10-K, are incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

For information regarding compliance with Section 16(a) of the Exchange Act, the information contained under the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement is incorporated herein by reference.

Disclosure of Code of Ethics

Northeast Community Bancorp has adopted a Code of Ethics and Business Conduct, a copy of which can be found in the investor relations section of the Company's website at www.necommunitybank.com.

Corporate Governance

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance and Board Matters"* in the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation is set forth under the section captioned *"Executive Compensation"* in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Changes in Control

Management of Northeast Community Bancorp knows of no arrangements, including any pledge by any person or securities of Northeast Community Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

None.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information relating to certain relationships and related transactions and director independence is set forth under the sections captioned *"Transactions with Related Persons"* and *"Corporate Governance and Board Matters – Director Independence"* in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the principal accountant fees and services is set forth under the section captioned *"Ratification of the Independent Registered Public Accounting Firm"* in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Amended and Restated Charter of Northeast Community Bancorp, Inc. (1)
3.2	Amended and Restated Bylaws of Northeast Community Bancorp, Inc. (2)
4.1	Specimen Stock Certificate of Northeast Community Bancorp, Inc. (1)
10.1	Northeast Community Bank Employee Severance Compensation Plan (1)
10.2	Northeast Community Bank Supplemental Executive Retirement Plan and Participation Agreement with Salvatore Randazzo (1)*
10.3	Northeast Community Bancorp, Inc. Employment Agreement for Kenneth A. Martinek and Salvatore Randazzo (1)*
10.4	Northeast Community Bank Employment Agreement for Kenneth A. Martinek and Salvatore Randazzo (1)*
10.5	Northeast Community Bank Directors' Retirement Plan (1)*
10.6	Northeast Community Bank Directors' Deferred Compensation Plan (1)*
10.7	Northeast Community Bank Executive Incentive Deferral Plan (3)*
10.8	Northeast Community Bank Supplemental Executive Retirement Plan, as amended, and Participation Agreement with Kenneth A. Martinek (4)*
10.9	Participation Agreement under the Northeast Community Bank Supplemental Executive Retirement Plan for Jose M. Collazo* (5)
10.10	Northeast Community Bancorp, Inc. Employment Agreement for Jose M. Collazo*
10.11	Northeast Community Bank Employment Agreement for Jose M. Collazo*
21.0	List of Subsidiaries
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer
101.0**	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.

---

* Management contract or compensatory plan, contract or arrangement.

** Furnished, not filed.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended, initially filed with the SEC on March 12, 2006.

(2) Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2012.

(3) Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(4) Incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

(5) Incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHEAST COMMUNITY BANCORP, INC.

Date: April 12, 2013

By: /s/ Kenneth A. Martinek
Kenneth A. Martinek
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kenneth A. Martinek Kenneth A. Martinek	Chief Executive Officer and Director (principal executive officer)	April 12, 2013
/s/ Salvatore Randazzo Salvatore Randazzo	Executive Vice President and Chief Financial Officer and Director (principal accounting and financial officer)	April 12, 2013
/s/ Diane B. Cavanaugh Diane B. Cavanaugh	Director	April 12, 2013
/s/ Arthur M. Levine Arthur M. Levine	Director	April 12, 2013
/s/ Eugene M. Magier Eugene M. Magier	Director	April 12, 2013
/s/ Charles A. Martinek Charles A. Martinek	Director	April 12, 2013
/s/ John F. McKenzie John F. McKenzie	Director	April 12, 2013
/s/ Linda M. Swan Linda M. Swan	Director	April 12, 2013
/s/ Harry (Jeff) A.S. Read Harry (Jeff) A.S. Read	Director	April 12, 2013
/s/ Kenneth H. Thomas Kenneth H. Thomas	Director	April 12, 2013

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Northeast Community Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Northeast Community Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Community Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

New York, New York
April 12, 2013

Consolidated Statements of Financial Condition

	December 31, 2012	December 31, 2011
	(In thousands, except share and per share data)	
Assets		
Cash and amounts due from depository institutions	$ 2,821	$ 2,517
Interest-bearing deposits	46,421	80,066
Cash and cash equivalents	49,242	82,583
Certificates of deposit	399	2,640
Securities available-for-sale	129	149
Securities held-to-maturity (fair value of $12,561 and $16,662, respectively)	11,987	16,099
Loans receivable, net of allowance for loan losses of $4,646 and $7,397 respectively	333,787	350,894
Premises and equipment, net	12,898	8,907
Federal Home Loan Bank of NY stock, at cost	1,355	1,633
Bank owned life insurance	19,852	16,736
Accrued interest receivable	976	1,499
Goodwill	1,083	1,310
Intangible assets	406	466
Real estate owned	4,271	620
Other assets	7,839	5,753
Total Assets	$ 444,224	$ 489,289
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest-bearing	$ 22,932	$ 15,046
Interest-bearing	295,188	338,590
Total deposits	318,120	353,636
Advance payments by borrowers for taxes and insurance	3,516	3,353
Federal Home Loan Bank of NY advances	15,000	20,000
Accounts payable and accrued expenses	3,739	5,235
Total Liabilities	340,375	382,224
Stockholders' Equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 19,000,000 shares authorized; 13,225,000 shares issued; outstanding: 12,644,752 shares at December 31, 2012 and December 31, 2011	132	132
Additional paid-in capital	57,178	57,292
Unearned Employee Stock Ownership Plan ("ESOP") shares	(3,370)	(3,629)
Retained earnings	53,893	57,076
Treasury stock – at cost, 580,248 shares	(3,712)	(3,712)
Accumulated other comprehensive loss	(272)	(94)
Total Stockholders' Equity	103,849	107,065
Total Liabilities and Stockholders' Equity	$ 444,224	$ 489,289

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,	
	2012	2011
	(In thousands, except per share data)	
Interest Income:		
Loans	$ 19,510	$ 21,423
Interest-earning deposits	34	41
Securities – taxable	484	687
Total Interest Income	20,028	22,151
Interest Expense:		
Deposits	3,205	4,547
Borrowings	558	630
Total Interest Expense	3,763	5,177
Net Interest Income	16,265	16,974
Provision for Loan Losses	5,623	1,113
Net Interest Income after Provision for Loan Losses	10,642	15,861
Non-Interest Income:		
Other loan fees and service charges	1,080	390
Gain (loss) on disposition of premises and equipment	(9)	10
Earnings on bank owned life insurance	616	591
Investment advisory fees	877	894
Other	15	7
Total Non-Interest Income	2,579	1,892
Non-Interest Expenses:		
Salaries and employee benefits	9,332	7,204
Net occupancy expense	1,323	1,156
Equipment	759	625
Outside data processing	1,032	799
Advertising	261	178
Impairment loss on goodwill	227	-
Real estate owned expenses	36	182
FDIC insurance premiums	367	404
Other	4,699	3,653
Total Non-Interest Expenses	18,036	14,201
Income (Loss) Before Provision (Benefit) for Income Taxes	(4,815)	3,552
Provision (Benefit) for Income Taxes	(2,301)	1,197
Net Income (Loss)	$ (2,514)	$ 2,355
Net Income (Loss) per Common Share – Basic	$ (0.20)	$ 0.19
Weighted Average Number of Common Shares Outstanding – Basic	12,295	12,458
Dividends Declared per Common Share	$ 0.09	$ 0.12

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,	
	2012	2011
	(In thousands)	
Net Income (Loss)	$ (2,514)	$ 2,355
Other Comprehensive Income (Loss):		
Pension liability – DRP	(299)	124
Unrealized loss on securities available for sale	-	(1)
Total	(299)	123
Income tax effect	121	(50)
Total Other Comprehensive Income (Loss)	(178)	73
Total Comprehensive Income (Loss)	$ (2,692)	$ 2,428

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid- in Capital	Unearned ESOP Shares	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Equity
Balance - January 1, 2011	$ 132	$ 57,391	$ (3,888)	$ 55,335	$ (664)	$ (167)	$ 108,139
Net income	-	-	-	2,355	-	-	2,355
Other comprehensive income	-	-	-	-	-	73	73
Purchase of 470,048 shares of treasury stock	-	-	-	-	(3,048)	-	(3,048)
Cash dividends declared ($0.12 per share)	-	-	-	(614)	-	-	(614)
ESOP shares earned	-	(99)	259	-	-	-	160
Balance - December 31, 2011	132	57,292	(3,629)	57,076	(3,712)	(94)	107,065
Net loss	-	-	-	(2,514)	-	-	(2,514)
Other comprehensive loss	-	-	-	-	-	(178)	(178)
Cash dividends declared ($0.09 per share)	-	-	-	(669)	-	-	(669)
ESOP shares earned	-	(114)	259		-	-	145
Balance - December 31, 2012	$ 132	$ 57,178	$ (3,370)	$ 53,893	$ (3,712)	$ (272)	$ 103,849

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Cash Flows from Operating Activities:		
Net income (loss)	$ (2,514)	$ 2,355
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Net amortization of securities premiums and discounts	80	61
Provision for loan losses	5,623	1,113
Depreciation	681	651
Impairment loss on goodwill	227	-
Net amortization of deferred loan fees and costs	182	141
Amortization of intangible assets	60	61
Accretion of discount on note payable	-	7
Deferred income tax benefit	(161)	(2,950)
Retirement plan expense	405	676
Loss on sale of real estate owned	-	140
Earnings on bank owned life insurance	(616)	(591)
Loss (gain) on disposition of premises, equipment and deposits	9	(10)
ESOP compensation expense	145	160
Change in accrued interest receivable	523	205
Change in other assets	(1,823)	1,609
Change in accounts payable and accrued expenses	(2,181)	2,021
Net Cash Provided by Operating Activities	640	5,649
Cash Flows from Investing Activities:		
Net decrease in loans	7,031	12,650
Purchase of securities held-to-maturity	-	(984)
Principal repayments on securities available-for-sale	20	12
Principal repayments on securities held-to-maturity	4,032	4,682
Proceeds from maturities of certificates of deposit	2,241	348
Proceeds from sale of real estate owned	-	150
Proceeds from sale of premises and equipment	42	87
Net redemption of FHLB of NY stock	278	251
Purchases of premises and equipment	(4,103)	(2,828)
Purchase of bank owned life insurance	(2,500)	-
Net Cash Provided by Investing Activities	7,041	14,368
Cash Flows from Financing Activities:		
Net (decrease) increase in deposits	(35,516)	26,806
Proceeds from FHLB of NY advances	-	10,000
Repayment of FHLB of NY advances	(5,000)	(15,000)
Purchase of treasury stock	-	(3,048)
Increase (decrease) in advance payments by borrowers for taxes and insurance	163	(31)
Cash dividends paid to minority shareholders	(669)	(614)
Net Cash Provided by (Used in) Financing Activities	(41,022)	18,113
Net Increase (Decrease) in Cash and Cash Equivalents	(33,341)	38,130
Cash and Cash Equivalents - Beginning	82,583	44,453
Cash and Cash Equivalents - Ending	$ 49,242	$ 82,583

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Supplementary Cash Flows Information:		
Income taxes paid	$ 2,397	$ 1,135
Interest paid	$ 3,763	$ 5,177
Supplementary Disclosure of Non-Cash Investing and Financing Activities:		
Real estate owned received in settlement of loans	$ 4,271	$ -
Real estate owned transferred to premises and equipment	$ 620	$ -

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

The following is a description of the Company's business and significant accounting and reporting policies:

Nature of Business

Northeast Community Bancorp, Inc. (the "Company") is a Federally-chartered corporation that was organized to be a mid-tier holding company for Northeast Community Bank (the "Bank") in conjunction with the Bank's reorganization from a mutual savings bank to a mutual holding company structure on July 5, 2006. The Bank is a New York State-chartered savings bank and completed its conversion from a federally-chartered savings bank effective as of the close of business on June 29, 2012. The Company's primary activity is the ownership and operation of the Bank.

The Bank is principally engaged in the business of attracting deposits and investing those funds into mortgage and commercial loans. When demand for loans is low, the Bank invests in debt securities. Currently the Bank conducts banking operations from its headquarters in White Plains, New York, its four full service branches in New York City, New York, its four full service branches in the Boston, Massachusetts suburban area, and its loan production office in Danvers, Massachusetts, gathering deposits and lending from Pittsburgh, Pennsylvania to southern New Hampshire.

The Bank also offers investment advisory and financial planning services under the name Hayden Wealth Management Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor.

New England Commercial Properties LLC ("NECP"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2007 to facilitate the purchase or lease of real property by the Bank. New England Commercial Properties, LLC currently owns two non-residential properties located in Lawrenceville, New Jersey and Beach Channel, New York.

NECB Financial Services Group, LLC ("NECB Financial"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in the third quarter of 2012 as a complement to Hayden Wealth Management Group. NECB Financial has not conducted any business.

The consolidated financial statements include the accounts of the Company, the Bank, NECP, and NECB Financial (collectively the "Company") and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant inter-company accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation of the Company's consolidated financial statements for the years ended December 31, 2012 and 2011, have been included.

The preparation of consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect certain recorded amounts and disclosures. Accordingly, actual results could differ from those estimates.

The most significant estimate pertains to the allowance for loan losses. The borrowers' abilities to meet contractual obligations and collateral value are the most significant assumptions used to arrive at the estimate. The risks associated with such estimates arise when unforeseen conditions affect the borrowers' abilities to meet the contractual obligations of the loan and result in a decline in the value of the supporting collateral. Such unforeseen changes may have an adverse effect on the consolidated results of operations and financial position of the Company.

Nature of Business (Continued)

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Additionally, the Company is exposed to significant changes in market interest rates. Such changes could have an adverse effect on consolidated earnings and consolidated financial position, particularly in those situations in which the maturities or re-pricing of assets are different than the maturities or re-pricing of the supporting liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of three months or less.

Certificates of Deposit

Certificates of deposit are carried at cost which approximates fair value and have maturities of less than one year.

Securities

The Company is required to classify its securities among three categories: held to maturity, trading, and available for sale. Management determines the appropriate classification at the time of purchase. Held to maturity securities are those debt securities which management has the intent and the Company has the ability to hold to maturity and are reported at amortized cost (unless there is other than temporary impairment). Trading securities are those debt and equity securities which are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. Available for sale securities are those debt and equity securities which are neither held to maturity securities nor trading securities and are reported at fair value, with unrealized gains and losses, net of the related income tax effect, excluded from earnings and reported in a separate component of stockholders' equity. The Company did not have trading securities in its portfolio during 2012 or 2011.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or other-than-temporary. Temporary impairments on available for sale securities are recognized, on a tax-effected basis, through other comprehensive income (loss) ("OCI") with offsetting adjustments to the carrying value of the security and the balance of related deferred taxes. Temporary impairments on held to maturity securities are not recorded in the consolidated financial statements; however, information concerning the amount and duration of unrealized losses on held to maturity securities is disclosed.

Other-than-temporary impairments on debt securities that the Company has decided to sell, or will, more likely than not, be required to sell prior to the full recovery of fair value to a level equal to or exceeding amortized cost, are recognized in earnings. If either of these conditions regarding the likelihood of sale apply for a debt security, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. Credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on a debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related other-than-temporary impairments in earnings. Noncredit-related other-than-temporary impairments on debt securities are recognized in OCI. Premiums and discounts on all securities are amortized/accreted to

Securities (Continued)

maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Loans

Loans are stated at unpaid principal balances plus net deferred loan origination fees and costs less an allowance for loan losses. Interest on loans receivable is recorded on the accrual basis. An allowance for uncollected interest is established on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations or where interest or principal is 90 days or more past due, unless the loans are well secured and in the process of collection. When a loan is placed on nonaccrual, an allowance for uncollected interest is established and charged against current income. Thereafter, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal is no longer in doubt. Interest on loans that have been restructured is accrued according to the renegotiated terms. Net loan origination fees and costs are deferred and amortized into income over the contractual lives of the related loans by use of the level yield method. Past due status of loans is based upon the contractual due date.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors.

This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Risk characteristics associated with the types of loans we underwrite are as follows:

Multi-family, Mixed-use and Non-residential Real Estate Loans. Loans secured by multi-family, mixed-use and non-residential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family, mixed-use and non-residential real estate lending is the current and potential cash flow of the property and the borrower's demonstrated ability to operate that type of property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income producing properties, we require borrowers to provide annual financial statements for all multi-family, mixed-use and non-residential real estate loans. In reaching a decision on whether to make a multi-family, mixed-use or non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying

Allowance for Loan Losses (Continued)

property. In addition, with respect to non-residential real estate properties, we also consider the term of the lease and the quality of the tenants. An appraisal of the real estate used as collateral for the real estate loan is also obtained as part of the underwriting process. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.25x. In underwriting these loans, we take into account projected increases in interest rates in determining whether a loan meets our debt service coverage ratios at the higher interest rate under the adjustable rate mortgage. Environmental surveys and property inspections are utilized for all loans.

Commercial and Industrial Loans. Unlike residential mortgage loans, which are generally made on the basis of a borrower's ability to make repayment from the operation and cash flow from the real property whose value tends to be more ascertainable, commercial and industrial loans are of higher risk and tend to be made on the basis of a borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction Loans. Construction financing affords us the opportunity to achieve higher interest rates and fees with shorter terms to maturity than does residential mortgage loans. However, construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate due to (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. We have sought to minimize this risk by limiting the amount of construction loans outstanding at any time and by spreading the loans among multi-family, mixed-use and non-residential projects. In connection with construction loans that convert to permanent loans with us, we underwrite these loans using the same underwriting standards as our multi-family, mixed-use and non-residential real estate loans. If we do not offer permanent financing to the borrower, we minimize risks by requiring the borrower to obtain permanent financing from another financial institution.

Consumer Loans. We offer personal loans, loans secured by passbook savings accounts, certificates of deposit accounts or statement savings accounts, and overdraft protection for checking accounts. We do not believe these loans represent a significant risk of loss to the Company.

The allowance consists of specific and general reserves. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established or a partial charge-off is taken when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Beginning in the fourth quarter of 2012, the Company discontinued the use of specific allowances. If an impairment is identified, the Company now charges off the impaired portion immediately. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment records, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis.

Allowance for Loan Losses (Continued)

The Company does not evaluate 1-4 family residential real estate and consumer loans for impairment, unless such loans are part of a larger relationship that is impaired, or are classified as a troubled debt restructuring.

The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral or discounted cash flows.

For loans secured by real estate, estimated fair values are determined primarily through in-house or third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values might be discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

The general component covers pools of loans by loan class including loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates, adjusted for qualitative factors. These qualitative risk factors include:

1. Changes in policies and procedures in underwriting standards and collections.
2. Changes in economic conditions.
3. Changes in nature and volume of lending.
4. Experience of origination team.
5. Changes in past due loan volume and severity of classified assets.
6. Quality of loan review system.
7. Collateral values in general throughout lending territory.
8. Concentrations of credit.
9. Competition, legal and regulatory issues.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial, residential and consumer loans. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined

Allowance for Loan Losses (Continued)

weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any.

Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

The allowance calculation for each pool of loans is also based on the loss factors that reflect the Company's historical charge-off experience adjusted for current economic conditions applied to loan groups with similar characteristics or classifications in the current portfolio. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. The Company's President is ultimately responsible for the timely and accurate risk rating of the loan portfolio.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date at a below market rate. Adversely classified, non-accrual troubled debt restructurings may be reclassified if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

Based on management's comprehensive analysis of the loan portfolio, management believes the allowance for loan losses is adequate as of December 31, 2012.

Concentration of Risk

The Company's lending activity is concentrated in loans secured by multi-family and non-residential real estate located primarily in the Northeast and Mid-Atlantic regions of the United States. The Company also had deposits in excess of the FDIC insurance limit at other financial institutions. At December 31, 2012, such deposits totaled $48.6 million held by the Federal Home Loan Bank of New York. Generally, deposits in excess of $250,000 are not insured by the FDIC.

Premises and Equipment

Land is stated at cost. Buildings and improvements, leasehold improvements and furnishings and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method over the following useful lives:

	Years
Buildings	30 - 50
Building improvements	10 - 50
Leasehold improvements	1 - 15
Furnishings and equipment	3 - 5

Maintenance and repairs are charged to operations in the years incurred.

Bank Owned Life Insurance ("BOLI")

The Company owns life insurance on the lives of certain of its officers. The cash surrender value is recorded as an asset and the change in cash surrender value is included in non-interest income and is tax-exempt. The BOLI is invested in a General Account Portfolio and a Yield Portfolio account and is managed by an independent investment firm. The BOLI can be liquidated, if necessary, with tax consequences. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Federal Home Loan Bank of New York Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Intangible Assets

Intangible assets at December 31, 2012 and 2011, totaled $406,000 and $466,000, respectively, and consist of the value of customer relationships acquired in a business combination completed by the Company in November 2007. The Company is amortizing these assets, using the straight-line method, over 11.7 years. Amortization expense is included in other non-interest expenses. The Company evaluates the remaining useful life of intangible assets on an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, the Company will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. The Company reviews intangible assets subject to amortization for impairment on an annual basis or whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. If intangible assets are found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and fair value. The fair value is estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value. No impairment charges were recorded in 2012 or 2011.

Goodwill

Goodwill at December 31, 2012 and 2011, totaled $1.1 million and $1.3 million, respectively, and consists of goodwill acquired in the business combination completed by the Company in November 2007. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting unit to the fair value of the unit. The Company estimates the fair value of the reporting unit through internal analyses and external valuation, which utilizes an income approach based on the present value of future cash flows. If the carrying value of the reporting unit exceeds its fair value, impairment exists and the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, if necessary, compares the implied fair value of a reporting unit's goodwill with its carrying value.

The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of the reporting unit to all of the assets and liabilities of that unit, including identifiable intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment charge of $227,000 was recorded in 2012 compared to no impairment charge recorded in 2011. The impairment was caused primarily by the expected decrease in other revenue from this division resulting from a reduction in personnel.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value of the related property, as determined by current appraisals less estimated costs to sell. Foreclosed real estate is initially recorded at the lower of the unpaid principal balance of the loan or the fair value minus estimated costs to sell at the date of foreclosure, establishing a new cost basis. Write-downs on these properties, which occur after the initial transfer from the loan portfolio, are recorded as operating expenses. Costs of holding such properties are charged to expense in the current period. Gains, to the extent allowable, and losses on the disposition of these properties are reflected in current operations.

Income Taxes

The Company files a consolidated federal income tax return. Income taxes are allocated to the Company, Bank, NECP, and NECB Financial based upon their respective income or loss included in the consolidated income tax return. The Company, the Bank, NECP, and NECB Financial file combined or separate state and city income tax returns depending on the particular requirements of each jurisdiction.

Federal, state and city income tax expense has been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or (benefit) is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset, which is not more likely than not to be realized.

The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements in accordance with ASC Topic 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not identified any significant income tax uncertainties through the evaluation of its income tax positions for the years ended December 31, 2012 and 2011, and has not recognized any liabilities for tax uncertainties as of December 31, 2012 and 2011. The Company's policy is to recognize income tax related interest and penalties in income tax expense; such amounts were not significant during the years ended December 31, 2012 and 2011. The tax years subject to examination by federal, state, and city taxing authorities are 2009 through 2012.

Advertising Costs

Advertising costs are expensed as incurred.

Other Comprehensive Income (Loss)

The Company records in accumulated other comprehensive income (loss), net of related deferred income taxes, unrealized gains and losses on available for sale securities and the prior service cost and actuarial gains and losses of the Outside Directors Retirement Plan ("DRP") that have not yet been recognized in expense.

Other Comprehensive Income (Loss) (Continued)

Gains and losses on the sale of securities, if any, are reclassified to non-interest income upon the sale of the related securities or upon the recognition of a security impairment loss. A portion of the prior service cost and actuarial losses of the DRP is recorded in expense annually.

At December 31, 2012, accumulated other comprehensive loss totaled $272,000 and included $4,000 of unrealized gains on available for sale securities less $2,000 of related deferred income taxes and $459,000 in prior service cost and actuarial losses of the DRP less $185,000 of related deferred income taxes. At December 31, 2011, accumulated other comprehensive loss totaled $94,000 and included $4,000 of unrealized gains on available for sale securities less $2,000 of related deferred income taxes and $179,000 in prior service cost and actuarial losses of the DRP less $83,000 of related deferred income taxes.

Net Income Per Common Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating basic net income per common share until they are committed to be released.

Interest Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will re-price faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Company's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statement of financial condition when funded.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters

On July 5, 2006, the Bank reorganized from a mutual savings bank to a mutual holding company structure. In the reorganization, the Company sold 5,951,250 shares of its common stock to the public and issued 7,273,750 shares of its common stock to Northeast Community Bancorp, MHC ("MHC"). The net proceeds received from the common stock offering were $57.6 million. Costs incurred in connection with the common stock offering were recorded as a reduction of gross proceeds from the offering and totaled approximately $1.9 million. The Company also provided a term loan to the Bank's Employee Stock Ownership Plan to enable it to purchase 518,420 shares of Company common stock at $10.00 per share as part of the reorganization.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters (Continued)

The MHC, which owned 57.5% of the Company's common stock as of December 31, 2012, must hold at least 50.1% of the Company's stock so long as the MHC exists.

All depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the MHC as long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the date of the transaction will have such membership and liquidation rights with respect to the MHC. Borrowers of the Bank as of the date of the transaction will have the same membership rights in the MHC that they had in the Bank immediately prior to the date of the transaction as long as their existing borrowings remain outstanding.

Due to the conversion of the Bank to a New York State-chartered savings bank on June 29, 2012, the Federal Deposit Insurance Corporation ("FDIC") and the New York State Department of Financial Services ("NYS") are now the Bank's primary regulator replacing the OCC. The FDIC regulations impose limitations upon all capital distributions, including cash dividends, by savings institutions such as the Bank. Under these regulations, an application to and a prior approval of the FDIC are required before any capital distribution if (1) the institution does not meet the criteria for "expedited treatment" of applications under FDIC regulations; (2) total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years; (3) the institution would be undercapitalized following the distribution; or (4) the distribution would otherwise be contrary to statute, regulation or agreement with the FDIC. If an application is not required, the Bank would still be required to provide the FDIC with prior notification. The Company's ability to pay dividends, should any be declared, may depend on the ability of the Bank to pay dividends to the Company.

The Federal Reserve Board, as regulatory agency for the MHC, has adopted an interim final rule which requires the MHC to notify the Federal Reserve Board if it proposes to waive receipt of dividends from the Company. In addition, the interim final rule also requires that the MHC obtain the approval of a majority of the eligible votes of members of the MHC (generally Bank depositors) before it can waive dividends. For a grandfathered company such as the MHC that waived dividends prior to December 1, 2009, the Federal Reserve Board may not object to a dividend waiver request if the board of directors of the mutual holding company expressly determines that a waiver of the dividend is consistent with its fiduciary duties to members and the waiver would not be detrimental to the safe and sound operation of the savings association subsidiaries of the holding company. The Federal Reserve Board's interim final rule regarding dividend waiver requests is subject to comment and there can be no assurances as to the timing of changes to the interim final rule, if any, the form of the final dividend waiver regulations or the effect of such regulations on the MHC's ability to waive dividends. Northeast Community Bancorp, MHC has waived receipt of all dividends from Northeast Community Bancorp in prior years and in 2011.

Dividends declared by the Company in 2012 and 2011 and waived by the MHC totaled approximately $436,000 and $873,000, respectively. As of December 31, 2012, total dividends waived by the MHC aggregated $4,364,000.

The Bank is required to maintain certain levels of capital in accordance with the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA), FDIC, and NYS regulations. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters (Continued)

Under the FDIC regulations, the Bank must have: (1) tangible capital equal to 1.5% of tangible assets, (2) core capital equal 3% of tangible assets, and (3) total (risk-based) capital equal to 8% of risk-weighted assets. Tangible capital consists generally of stockholders' equity less most intangible assets. Core capital consists of tangible capital plus certain intangible assets such as qualifying purchased mortgage-servicing rights. Risk-based capital consists of core capital plus the general allowance for loan losses.

Under the prompt corrective action rule issued by the federal banking authorities, an institution must have a leverage ratio of 4% or greater, a tier 1 capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater in order to be considered adequately capitalized. The Bank was in compliance with these requirements at December 31, 2012.

The following tables present a reconciliation of capital per U.S. GAAP and regulatory capital and information about the Bank's capital levels at the dates presented:

	December 31, 2012	December 31, 2011
	(In Thousands)	
GAAP capital	$ 85,511	$ 88,107
Less: Goodwill and intangible assets	(1,489)	(1,776)
Directors retirement plan AOCI	274	96
Unrealized gain on securities available for sale	(2)	(2)
Disallowed deferred tax assets	(6,758)	(1,957)
Core and Tangible Capital	77,536	84,468
Add: Allowable general valuation allowances	4,024	3,513
Total Capital	$ 81,560	$ 87,981

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2012:						
Total capital (to risk-weighted assets)	$ 81,560	25.38 %	$ ≥ 25,709	≥8.00 %	$ ≥ 32,137	≥10.00 %
Tier 1 capital (to risk-weighted assets)	77,536	24.13	≥ 12,855	≥4.00	≥ 19,282	≥ 6.00
Core (Tier 1) capital (to adjusted total assets	77,536	18.39	≥ 16,869	≥4.00	≥ 21,086	≥ 5.00
Tangible capital (to adjusted total assets)	77,536	18.39	≥ 6,326	≥1.50	≥ -	≥ -
As of December 31, 2011:						
Total capital (to risk-weighted assets)	$ 87,981	31.30 %	$ ≥ 22,486	≥8.00 %	$ ≥ 28,107	≥10.00 %
Tier 1 capital (to risk-weighted assets)	84,468	30.05	≥ 11,243	≥4.00	≥ 16,864	≥ 6.00
Core (Tier 1) capital (to adjusted total assets	84,468	18.02	≥ 18,749	≥4.00	≥ 23,436	≥ 5.00
Tangible capital (to adjusted total assets)	84,468	18.02	≥ 7,031	≥1.50	≥ -	≥ -

Based on the most recent notification by the FDIC, the Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. There have been no conditions or events that have occurred since notification that management believes have changed the Bank's category.

Note 3 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2012	2011
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 20,111	$ 6,512
Construction loans in process	5,155	121
Stand-by letters of credit	280	-
Commitments to fund unused lines of credit:		
Commercial and industrial lines	30,403	17,905
Multi-family real estate equity lines	7,112	3,820
Consumer lines	135	153
	$ 63,196	$ 28,511

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the borrower.

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 76	$ 2	$ -	$ 78
Federal National Mortgage Association	49	2	-	51
	$ 125	$ 4	$ -	$ 129

	December 31, 2011			
	(In Thousands)			
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 93	$ 2	$ -	$ 95
Federal National Mortgage Association	52	2	-	54
	$ 145	$ 4	$ -	$ 149

There were no sales of securities available for sale during the years ended December 31, 2012 and 2011.

Contractual final maturities of mortgage-backed securities were as follows:

	December 31,			
	2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due after ten years	$ 125	$ 129	$ 145	$ 149

The maturities shown above are based upon contractual final maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

Note 5 - Securities Held to Maturity

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities - residential:				
Government National Mortgage Association	$ 9,044	$ 442	$ -	$ 9,486
Federal Home Loan Mortgage Corporation	267	9	-	276
Federal National Mortgage Association	215	8	-	223
Collateralized mortgage obligations - GSE	2,460	115	-	2,575
Other	1	-	-	1
	$ 11,987	$ 574	$ -	$ 12,561

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities - residential:				
Government National Mortgage Association	$ 11,884	$ 414	$ -	$ 12,298
Federal Home Loan Mortgage Corporation	299	8	-	307
Federal National Mortgage Association	275	7	-	282
Collateralized mortgage obligations - GSE	3,640	134	-	3,774
Other	1	-	-	1
	$ 16,099	$ 563	$ -	$ 16,662

Contractual final maturities of mortgage-backed securities were as follows:

	December 31,			
	2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due after one but within five years	$ 49	$ 51	$ 3	$ 3
Due after five but within ten years	182	189	218	223
Due after ten years	11,756	12,321	15,878	16,436
	$ 11,987	$ 12,561	$ 16,099	$ 16,662

The maturities shown above are based upon contractual final maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

Note 6 - Loans Receivable and the Allowance for Loan Losses

	December 31,	
	2012	2011
	(In Thousands)	
Residential real estate:		
One-to-four family	$ 7,761	$ 627
Multi-family	178,644	189,253
Mixed use	41,895	51,229
Total residential real estate	228,300	241,109
Non-residential real estate	82,312	83,602
Construction	841	9,065
Commercial and industrial	26,274	23,725
Consumer	77	68
Total Loans	337,804	357,569
Allowance for loan losses	(4,646)	(7,397)
Deferred loan costs, net	629	722
Net Loans	$ 333,787	$ 350,894

Loans serviced for the benefit of others totaled approximately $6,730,000 and $6,827,000 at December 31, 2012 and 2011, respectively. The value of mortgage servicing rights was not material at December 31, 2012 and 2011.

The Company had no loans to related parties at December 31, 2012 and 2011. In addition, the Company did not originate any loans to related parties in 2012 and 2011.

Note 6 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following is an analysis of the allowance for loan losses and related information concerning loan balances (in thousands):

As of and For the Year Ended December 31, 2012:

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Total
Allowance for credit losses:						
Beginning balance	$ 3,781	$ 1,596	$ 1,724	$ 296	$ -	$ 7,397
Charge-offs	(4,372)	(2,374)	(1,715)	(28)	-	(8,489)
Recoveries	115	-	-	-	-	115
Provision	3,692	1,774	(9)	166	-	5,623
Ending balance	$ 3,216	$ 996	$ -	$ 434	$ -	$ 4,646
Ending balance: individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -
Ending balance: collectively evaluated for impairment	$ 3,216	$ 996	$ -	$ 434	$ -	$ 4,646
Loan receivables:						
Ending balance	$ 228,300	$ 82,312	$ 841	$ 26,274	$ 77	$ 337,804
Ending balance: individually evaluated for impairment	$ 10,272	$ 8,272	$ -	$ 2,152	$ -	$ 20,696
Ending balance: collectively evaluated for impairment	$ 218,028	$ 74,040	$ 841	$ 24,122	$ 77	$ 317,108

The following is an analysis of the allowance for loan losses and related information concerning loan balances (in thousands):

As of and For the Year Ended December 31, 2011:

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Total
Allowance for credit losses:						
Beginning balance	$ 3,924	$ 1,560	$ 2,083	$ 80	$ -	$ 7,647
Charge-offs	(1,358)	(17)	-	-	-	(1,375)
Recoveries	12	-	-	-	-	12
Provision	1,203	53	(359)	216	-	1,113
Ending balance	$ 3,781	$ 1,596	$ 1,724	$ 296	$ -	$ 7,397
Ending balance: individually evaluated for impairment	$ 456	$ 333	$ 1,661	$ -	$ -	$ 2,450
Ending balance: collectively evaluated for impairment	$ 3,325	$ 1,263	$ 63	$ 296	$ -	$ 4,947
Loan receivables:						
Ending balance	$ 41,109	$ 83,602	$ 9,065	$ 23,725	$ 68	$357,569
Ending balance: individually evaluated for impairment	$ 12,871	$ 9,764	$ 7,660	$ -	$ -	$ 30,295
Ending balance: collectively evaluated for impairment	$ 228,238	$ 73,838	$ 1,405	$ 23,725	$ 68	$327,274

The following is an analysis of our impaired loans.

Impaired Loans for the Year Ended December 31, 2012 (in thousands)

2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Residential real estate-Multi-family	$ 10,272	$11,742	$ -	$ 10,876	$ 496
Non-residential real estate	8,272	11,345	-	11,322	1,439
Construction	-	-	-	3,067	-
Commercial and industrial	2,152	2,179	-	1,130	126
Subtotal	20,696	25,266	-	26,395	2,061
With an allowance recorded:					
Residential real estate-Multi-family	-	-	-	-	-
Non-residential real estate	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Subtotal	-	-	-	-	-
Total:					
Residential real estate-Multi-family	10,272	11,742	-	$ 10,876	$ 496
Non-residential	8,272	11,345	-	11,322	1,439
Construction	-	-	-	3,067	-
Commercial and industrial	2,152	2,179	-	1,130	126
Total	$ 20,696	$ 25,266	$ -	$ 26,395	$ 2,061

Impaired Loans for the Year Ended December 31, 2011 (in thousands)

2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Residential real estate-Multi-family	$ 10,081	$10,081	$ -	$ 10,245	$ 422
Non-residential real estate	8,601	8,601	-	8,560	108
Construction	-	-	-	-	-
Subtotal	18,682	18,682	-	18,805	530
With an allowance recorded:					
Residential real estate-Multi-family	2,790	2,790	456	2,717	7
Non-residential real estate	1,163	1,163	333	1,154	28
Construction	7,660	7,660	1,661	7,566	10
Subtotal	11,613	11,613	2,450	11,437	45
Total:					
Residential real estate-Multi-family	12,871	12,871	456	12,962	429
Non-residential	9,764	9,764	333	9,714	136
Construction	7,660	7,660	1,661	7,566	10
Total	$ 30,295	$ 30,295	$ 2,450	$ 30,242	$ 575

Note 6 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following table sets forth the composition of our nonaccrual loans at the dates indicated.

Loans Receivable on Nonaccrual Status as of December 31, 2012 and 2011 (in thousands)

	2012	2011
Residential real estate-Multi-family	$ 1,477	$ 4,951
Non-residential real estate	2,480	6,634
Construction loans	-	7,661
Total	$ 3,957	$ 19,246

During the years ended December 31, 2012 and 2011, the Company recognized interest income of approximately $102,000 and $59,000, respectively, on the non-accrual loans. Interest income that would have been recorded had the loans been on the accrual status would have amounted to approximately $153,000 and $1,173,000 for the years ended December 31, 2012 and 2011, respectively. The Company is not committed to lend additional funds to borrowers whose loans have been placed on the non-accrual status.

Note 6 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following table provides information about delinquencies in our loan portfolio at the dates indicated.

Age Analysis of Past Due Loans as of December 31, 2012 (in Thousands)

	30-59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate:							
One- to four-family	$ -	$ -	$ -	$ -	$ 7,761	$ 7,761	$ -
Multi-family	-	89	1,266	1,355	177,289	178,644	-
Mixed-use	-	-	-	-	41,895	41,895	-
Non-residential real estate	1,259	-	1,221	2,480	79,832	82,312	-
Construction loans	-	-	-	-	841	841	-
Commercial and industrial loans	-	-	-	-	26,274	26,274	-
Consumer..	-	-	-	-	77	77	-
Total loans	$ 1,259	$ 89	$ 2,487	$ 3,835	$333,969	$ 337,804	$ -

Age Analysis of Past Due Loans as of December 31, 2011 (in Thousands)

	30-59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate:							
One- to four-family	$ -	$ -	$ -	$ -	$ 627	$ 627	$ -
Multi-family	-	-	5,422	5,422	183,831	189,253	1,192
Mixed-use	-	-	722	722	50,507	51,229	-
Non-residential real estate	-	545	6,634	7,179	76,423	83,602	-
Construction loans	-	-	7,660	7,660	1,405	9,065	-
Commercial and industrial loans	-	-	-	-	23,725	23,725	-
Consumer..	-	-	-	-	68	68	-
Total loans	$ -	$ 545	$20,438	$ 20,983	$336,586	$ 357,569	$ 1,192

Note 6 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following tables provide certain information related to the credit quality of our loan portfolio.

Credit Quality Indicators as of December 31, 2012 (in thousands)

Credit Risk Profile by Internally Assigned Grade

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Total
Grade:						
Pass	$ 221,794	$ 74,040	$ 841	$ 24,122	$ 77	$320,874
Special Mention	2,553	505	-	-	-	3,058
Substandard	3,953	7,767	-	2,152	-	13,872
Total	$ 228,300	$ 82,312	$ 841	$ 26,274	$ 77	$337,804

Credit Quality Indicators as of December 31, 2011 (in thousands)

Credit Risk Profile by Internally Assigned Grade

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Total
Grade:						
Pass	$ 230,128	$ 73,838	$ 1,405	$ 23,725	$ 68	$329,164
Special Mention	4,259	-	-	-	-	4,259
Substandard	6,722	9,764	7,660	-	-	24,146
Total	$ 241,109	$ 83,602	$ 9,065	$ 23,725	$ 68	$357,569

The following table shows the breakdown of loans modified during the year ended December 31, 2012:

	Twelve Months Ended December 31, 2012		
(dollars in thousands)	Number of Modifications	Recorded Investment Prior to Modification	Recorded Investment After Modification
Real estate loans:			
Multi-family	3	$ 3,638	$3,326
Nonresidential	1	6,000	5,705
Total	4	$ 9,638	$9,031

The first multi-family mortgage loan had an original interest rate of 6.75% with an amortization of 30 years that was modified to interest only payments at a rate of 4% for five years and then amortizing for 30 years, with a balloon payment due after approximately ten years from the modification date.

The second multi-family mortgage loan had an original interest rate of 6.25% with an amortization of 30 years that was modified to interest only payments at a rate of 3% for the first year and 4% for the second year and then amortizing for 30 years, with a balloon payment due after five years from the modification date.

Note 6 - Loans Receivable and the Allowance for Loan Losses (Continued)

The third multi-family mortgage loan had an original interest rate of 5.625% with an amortization of 15 years that was modified to amortizing for 30 years at a rate of 4.625% with a balloon payment due after ten years from the modification date.

The nonresidential mortgage loan was originally a purchased construction loan participation with an original blended interest rate of 8.06% and interest only payments that was modified to an interest rate of 5% for two years with interest only payments and a balloon payment due after two years.

As of December 31, 2012, except for one nonresidential mortgage loan totaling $755,000 that defaulted on its modified terms in 2012 and now is in foreclosure, none of the other loans that were modified during the previous twelve months had defaulted in the preceding twelve month period ended December 31, 2012.

The following table shows the breakdown of loans modified during the year ended December 31, 2011:

	Twelve Months Ended December 31, 2011		
(dollars in thousands)	**Number of Modifications**	**Recorded Investment Prior to Modification**	**Recorded Investment After Modification**
Residential real estate:			
Multi-family	2	$ 2,279	$1,935

Both loans had an interest rate of 6.5% with an amortization of 25 years that was modified to a rate of 5% and an amortization of 30 years.

As of December 31, 2011, none of the loans that were modified during the previous twelve months had defaulted in the preceding twelve month period ended December 31, 2011.

Note 7 - Premises and Equipment, Net

	December 31, 2012	December 31, 2011
	(In Thousands)	
Land	$ 2,415	$ 1,534
Buildings and improvements	13,162	8,888
Leasehold improvements	631	615
Furnishings and equipment	6,746	7,299
Total	22,954	18,336
Accumulated depreciation and amortization	(10,056)	(9,429)
Net	$ 12,898	$ 8,907

Note 8 - Accrued Interest Receivable, Net

	December 31, 2012	December 31, 2011
	(In Thousands)	
Loans	$ 1,286	$ 3,465
Securities	35	48
Total	1,321	3,513
Allowance for uncollected interest	(345)	(2,014)
Net	$ 976	$ 1,499

Note 9 - Goodwill and Intangible Assets

Goodwill and intangible assets at December 31 are summarized as follows (in thousands):

	2012	2011
Goodwill	$ 1,083	$ 1,310
Customer relationships intangible	406	466
Total	$ 1,489	$ 1,776

In 2012, the Company recognized an impairment loss of $227,000, resulting in a write-down of goodwill to $1,083,000 as of December 31, 2012. The impairment was caused primarily by the expected decrease in other revenue from this division resulting from a reduction in personnel. The gross amount of intangible assets was $710,000 at both December 31, 2012 and 2011. Amortization expense of intangible assets was $60,000 in 2012 and $61,000 in 2011. Scheduled amortization for each of the next five years and thereafter is as follows (in thousands):

2013	$ 61
2014	61
2015	61
2016	61
2017	61
Thereafter	101

Note 10 - Real Estate Owned ("REO")

The Company owned two properties valued at approximately $4,271,000 at December 31, 2012. Further declines in real estate values may result in impairment charges in the future. Routine holding costs are charged to expense as incurred and improvements to real estate owned that enhance the value of the real estate are capitalized. REO expense during 2012 amounted to $36,000.

The Company held one property valued at approximately $620,000 at December 31, 2011. REO expenses during 2011 amounted to $182,000, including a loss of $140,000 on the sale of one property and net holding expenses of $42,000. This property was transferred into premises and equipment in 2012.

Note 11 - Deposits

	December 31,			
	2012		2011	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)			
Demand deposits:				
Non-interest bearing	$ 22,932	0.00%	$ 15,046	0.00%
NOW and money market	62,868	0.33%	115,411	0.91%
Total	85,800	0.24%	130,457	0.80%
Savings accounts	84,404	0.53%	80,548	0.87%
Certificates of deposit maturing in:				
One year or less	70,160	1.03%	97,063	1.62%
After one to two years	25,857	1.49%	26,731	1.63%
After two to three years	9,004	1.79%	4,731	2.51%
After three to four years	15,099	2.41%	5,954	2.04%
After four years	27,796	2.49%	8,152	2.38%
Total	147,916	1.57%	142,631	1.71%
Total deposits	$ 318,120	0.94%	$ 353,636	1.18%

As of December 31, 2012 and 2011, certificates of deposits over $100,000 totaled $79,413,000 and $74,332,000, respectively.

At December 31, 2012, the Company had $981,000 in Certificate of Deposit Account Registry Service ("CDARS") reciprocal certificates of deposits and no Insured Cash Sweep ("ICS") reciprocal deposits that were fully-insured brokered deposits as defined in the FDIC call report instructions. At December 31, 2011, the Company had no CDARS reciprocal deposits and $19.5 million in ICS reciprocal deposits. The CDARS certificates of deposits and the ICS money market deposits were obtained from two separate retail depositors and then transferred into the CDARS and ICS Networks in order to obtain full FDIC insurance coverage for our customers. These types of deposits are known in the CDARS and ICS Networks as reciprocal deposits, which the Company considers as core deposits and not brokered deposits.

Interest expense on deposits consists of the following:

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Demand deposits	$ 497	$ 698
Savings accounts	558	424
Certificates of deposit	2,150	3,425
Total	$ 3,205	$ 4,547

Note 12 – Federal Home Loan Bank of New York ("FHLB") Advances

	December 31,			
	2012		2011	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)			
Advances maturing in:				
One year or less	$ 10,000	3.70%	$ 5,000	0.59%
After one to two years	5,000	3.64%	10,000	3.70%
After two to three years	-	-%	5,000	3.64%
Total	$ 15,000	3.68%	$ 20,000	2.91%

At December 31, 2012, none of the above advances were subject to early call or redemption features.

At December 31, 2012, the advances were secured by a pledge of the Company's investment in the capital stock of the FHLB and a blanket assignment of the Company's otherwise unpledged qualifying mortgage loans.

At December 31, 2012, the Company had the ability to borrow $56.6 million, net of $15.0 million in outstanding advances, from the Federal Home Loan Bank of New York.

Note 13 - Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was, therefore, prior to January 1, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at December 31, 2012 and 2011, include approximately $4.1 million of such bad debt deductions which, in accordance with U.S. GAAP is considered a permanent difference between the book and income tax basis of loans receivable, and for which deferred income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Current tax expense (benefit)	$ (2,140)	$ 4,147
Deferred tax benefit	(161)	(2,950)
Income Tax Expense (Benefit)	$ (2,301)	$ 1,197

Note 13 - Income Taxes

The following table presents a reconciliation between the reported income taxes and the income taxes, which would be computed by applying the existing federal income tax rate of 34% to income before taxes:

	Years Ended December 31,	
	2012	2011
	(Dollars In Thousands)	
Federal income tax at statutory rates	$ (1,637)	$ 1,208
State and city tax, net of federal income tax effect	(423)	220
Non-taxable income on bank owned life insurance	(210)	(201)
Other	(31)	(30)
Income Tax Expense (Benefit)	$ (2,301)	$ 1,197
Effective Income Tax Rate	(47.8)%	33.7%

The tax effects of significant items comprising the net deferred tax asset are as follows:

	December 31,	
	2012	2011
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,077	$ 2,064
State operating loss carryover	354	-
Reserve for uncollected interest	-	441
Depreciation	172	171
Benefit plans	1,354	1,206
Accumulated other comprehensive loss - DRP	185	83
Other	67	43
Total Deferred Tax Assets	4,209	4,008
Deferred tax liability:		
Unrealized gain on securities available for sale	2	2
Goodwill	84	146
Total Deferred Tax Liabilities	86	148
Net Deferred Tax Asset, Included in Other Assets	$ 4,123	$ 3,860

Note 14 - Other Non-Interest Expenses

The following is an analysis of other non-interest expenses:

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Legal fees	$ 826	$ 559
Director, officer, and employee expenses	725	505
Consulting expenses	519	326
Other	443	514
Recruiting expenses	423	296
Directors compensation	405	320
Service contracts	392	301
Telephone	345	209
Audit and accounting	288	327
Insurance	215	199
Office supplies and stationary	118	97
	$ 4,699	$ 3,653

Note 15 - Benefits Plans

Outside Director Retirement Plan ("DRP")

The DRP is an unfunded non-contributory defined benefit pension plan covering all non-employee directors meeting eligibility requirements as specified in the plan document. The following table sets forth the funded status of the DRP and components of net pension periodic expense measured as of December 31:

	Years Ended December 31,	
	2012	2011
	(Dollars In Thousands)	
Projected benefit obligation – beginning	$ 801	$ 738
Service cost	49	54
Interest cost	51	42
Actuarial loss (gain)	301	(33)
Projected benefit obligation – ending	$ 1,202	$ 801
Funded status – accrued liability included in accounts payable and accrued expenses	$ 1,202	$ 801
Accumulated benefit obligation	$ 1,137	$ 756
Discount rate	4.62%	6.00%
Salary increase rate	2.00%	2.00%

Note 15 - Benefits Plans (Continued)

Net periodic pension expense:		
Service cost	$ 49	$ 54
Interest cost	51	42
Actuarial loss recognized	-	5
Prior service cost recognized	21	21
Total net periodic pension expense included in other non-interest expenses	$ 121	$ 122
Discount rate	4.62%	6.00%
Salary increase rate	2.00%	2.00%

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ended December 31 as follows (in thousands):

2013	$ 77
2014	77
2015	122
2016	122
2017	122
2018 to 2022	686

Supplemental Executive Retirement Plan ("SERP")

The SERP is a non-contributory defined benefit plan that covers the Company's Chief Executive Officer, President/Chief Operating Officer, and Chief Financial Officer.

Under the SERP, each of these individuals will be entitled to receive, upon retirement at age 65 (or 60 in the case of the Chief Executive Officer), an annual benefit, paid in monthly installments, equal to 50% of his average base salary in the three-year period preceding retirement. Each individual may also retire early and receive a reduced benefit (0.25% reduction in benefit for each month by which retirement age is less than 65 years (or 60 in the case of the Chief Executive Officer)) upon the attainment of both age 60 and 20 years of service (or upon the attainment of 20 years of service in the case of the Chief Executive Officer). Additional terms related to death while employed, death after retirement, disability before retirement and termination of employment are fully described within the plan document. The benefit payment term is the greater of 15 years or the executives remaining life. No benefits are expected to be paid during the next ten years.

During the years ended December 31, 2012 and 2011, expense of $285,000 and $556,000, respectively, were recorded for this plan and are reflected in the Consolidated Statements of Operations under Salaries and Employee Benefits. At December 31, 2012 and 2011, a liability for this plan of $1,942,000 and $1,657,000, respectively, is included in the Consolidated Statements of Financial Condition under Accounts Payable and Accrued Expenses.

401(k) Plan

The Company maintains a 401(k) plan for all eligible employees. Participants are permitted to contribute from 1% to 15% of their annual compensation up to the maximum permitted under the Internal Revenue Code. The Company provided no matching contribution in 2012 and 2011.

Note 15 - Benefits Plans (Continued)

Employee Stock Ownership Plan ("ESOP")

In conjunction with the Company's initial public stock offering, the Bank established an ESOP for all eligible employees (substantially all full-time employees). The ESOP borrowed $5,184,200 from the Company and used those funds to acquire 518,420 shares of Company common stock at $10.00 per share. The loan from the Company carries an interest rate of 8.25% and is repayable in twenty annual installments through 2025. Each year, the Bank makes discretionary contributions to the ESOP equal to the principal and interest payment required on the loan from the Company. The ESOP may further pay down the principal balance of the loan by using dividends paid, if any, on the shares of Company common stock it owns. The balance remaining on the ESOP loan was $4,031,000 and $4,201,000 at December 31, 2012 and 2011, respectively.

Shares purchased with the loan proceeds serve as collateral for the loan and are held in a suspense account for future allocation among ESOP participants. As the loan principal is repaid, shares will be released from the suspense account and become eligible for allocation. The allocation among plan participants will be as described in the ESOP governing document.

ESOP shares initially pledged as collateral were recorded as unearned ESOP shares in the stockholders' equity section of the consolidated statement of financial condition. Thereafter, on a monthly basis over a 240 month period, approximately 2,160 shares are committed to be released and compensation expense is recorded equal to the shares committed to be released multiplied by the average closing price of the Company's stock during that month. ESOP expense during the years ended December 31, 2012 and 2011, totaled approximately $145,000 and $160,000, respectively. Dividends on unallocated shares, which totaled approximately $44,000 and $47,000 during 2012 and 2011, respectively, are recorded as a reduction of the ESOP loan. Dividends on allocated shares, which totaled approximately $18,000 and $15,000 during 2012 and 2011, respectively, are charged to retained earnings.

ESOP shares are summarized as follows:

	December 31,	
	2012	2011
Allocated shares	155,526	129,605
Shares committed to be released	25,921	25,921
Unearned shares	336,973	362,894
Total ESOP Shares	518,420	518,420
Fair value of unearned shares	$ 1,786,000	$ 2,036,000

Note 16 - Commitments and Contingencies

Lease Commitments

Rentals under operating leases for certain branch offices and land amounted to $478,000 and $458,000 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, the minimum rental commitments under all non-cancelable leases with initial or remaining terms of more than one year are as follows (in thousands):

Year ending December 31,	
2013	$ 405
2014	333
2015	174
2016	84
2017	33
Thereafter	1,090
	$ 2,119

Note 16 - Commitments and Contingencies (Continued)

Other

On October 31, 2011 a complaint was filed by Stilwell Value Partners IV, L.P. ("Stilwell") in the Supreme Court of New York, New York County (the "Court"), against the Company, NorthEast Community Bancorp MHC (the "MHC") and each of the directors of the Company and the MHC. The complaint alleged that the directors had breached their fiduciary duties by not expanding the Company board to allow for disinterested consideration of a "second-step" conversion of the MHC. As for relief, the complaint requested, among other things, that the Company's board of directors be increased by at least three new members, that such new members be given sole responsibility to determine whether the Company should engage in a second-step conversion, and that the Court order the Company to engage in a second-step conversion. On December 14, 2011, the Company filed a motion to dismiss the complaint. On September 27, 2012, the Court granted the Company's motion to dismiss and dismissed the complaint granting Stilwell leave to file an amended complaint within 20 days. On December 14, 2012, Stilwell filed an amended complaint, alleging that the directors had breached their fiduciary duties by not voting to authorize a second step conversion. Stilwell asserted claims against the MHC, as majority shareholder of the Company, for breach of fiduciary duty and for aiding and abetting the directors' alleged breach of fiduciary duty. The Company filed a motion to dismiss on February 1, 2013. Stilwell filed his opposition on March 8, 2013, and the Company filed its reply brief on March 29, 2013. It is anticipated that the Court will rule on the motion in the next several months. The Company believes that the claims asserted are without merit and intends to vigorously defend the case.

The Company is also subject to claims and litigation that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company in connection with such claims and litigation, it is the opinion of management that the disposition or ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Note 17 - Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets and liabilities on a non-recurring basis, such as securities held to maturity, impaired loans and other real estate owned. U.S. GAAP has established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

Note 17- Fair Value Disclosures (continued)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)		
December 31, 2012:				
Recurring:				
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 78	$ -	$ 78	$ -
Federal National Mortgage Association	51	-	51	
Total	129		129	
Nonrecurring:				
Impaired loans	10,515	-	-	10,515
Real estate owned	4,271	-	-	4,271
December 31, 2011:				
Recurring:				
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 95	$ -	$ 95	$ -
Federal National Mortgage Association	54	-	54	-
Total	149		149	
Nonrecurring:				
Impaired loans	9,163	-	-	9,163

A loan is considered impaired when, based upon current information and events; it is probable that the Company will be unable to collect all scheduled payments in accordance with the contractual terms of the loan. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves, a component of the allowance for loan losses or through partial charge-offs, and as such are carried at the lower of net recorded investment or the estimated fair value. Estimates of fair value of the collateral are determined based on a variety of information, including available valuations from certified appraisers for similar assets, present value of discounted cash flows and inputs that are estimated based on commonly used and generally accepted industry liquidation advance rates and estimates and assumptions developed by management. For other real estate owned, fair value is generally determined through independent appraisals of the underlying properties which generally include various Level 3 inputs which are not identifiable. The appraisals may be adjusted by management for qualitative reasons and estimated liquidation expenses. Management's assumptions may include consideration of location and occupancy of the property and current economic conditions. Subsequently, as these properties are actively marketed, the estimated fair values may be periodically adjusted through incremental subsequent write-downs to reflect decreases in estimated values resulting from sales price observations and the impact of changing economic and market conditions. At December 31, 2012 to account for the aforementioned factors, adjustments to appraisal values for real estate owned ranged from 6.8% to 50.0%.

Note 17 - Fair Value Disclosures (Continued)

Valuation techniques for impaired loans are generally determined through independent appraisals of the underlying collateral which generally include various Level 3 inputs which are not identifiable. The appraisals may be adjusted by management for estimated liquidation expenses and qualitative factors such as economic conditions. If real estate is not the primary source of repayment, present value of discounted cash flows and estimates using generally accepted industry liquidation advance rates are utilized. The range of liquidation expenses and other appraisal adjustments of the impaired loans at December 31, 2012 was 6.4% to 63.0%. Due to the multitude of assumptions, many of which are subjective in nature, and the varying inputs and techniques used by appraisers, the Company recognizes that valuations could differ across a wide spectrum of valuation techniques employed and accordingly, fair value estimates for impaired loans are classified as Level 3.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2012 and 2011:

Cash and Cash Equivalents, Certificates of Deposit and Accrued Interest Receivable and Payable

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values for securities available for sale and held to maturity are determined utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the security's terms and conditions, among other things.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing and non-performing categories. Performing loans are then segregated into adjustable and fixed rate interest terms. Fixed rate loans are segmented by type, such as construction and land development, other loans secured by real estate, commercial and industrial loans, and loans to individuals. Certain types, such as commercial and industrial loans and loans to individuals, are further segmented by maturity and type of collateral.

For performing loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a market rate that reflects the credit and interest-rate risks inherent in the loans. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications.

For non-performing loans, fair value is calculated by discounting the estimated future cash flows from the remaining carrying value at a market rate.

For impaired loans which the Company has measured and recorded impairment generally based on the fair value of the loan's collateral, fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are typically included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Note 17 - Fair Value Disclosures (Continued)

FHLB of New York Stock

The carrying amount of the FHLB of New York stock is equal to its fair value, and considers the limited marketability of this security.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, money market accounts, interest checking accounts, and savings accounts is equal to the amount payable on demand. Time deposits are segregated by type, size, and remaining maturity. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered in the market.

FHLB of New York Advances

The fair value of the FHLB advances is estimated based on the discounted value of future contractual payments. The discount rate is equivalent to the estimated rate at which the Company could currently obtain similar financing.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2012 and 2011, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

The carrying amounts and estimated fair value of our financial instruments are as follows:

			Fair Value at December 31, 2012		
(In thousands)	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets					
Cash and cash equivalents	$ 49,242	$ 49,242	$ 49,242	$ -	$ -
Certificates of deposit	399	399	-	399	-
Securities available for sale	129	129	-	129	-
Securities held to maturity	11,987	12,561	-	12,561	-
Loans receivable	333,787	350,420	-	-	350,420
FHLB of New York stock	1,355	1,355	-	1,355	-
Accrued interest receivable	976	976	-	976	-
Financial Liabilities					
Deposits	318,120	321,236	-	321,236	-
FHLB of New York advances	15,000	15,256	-	15,256	-

Note 17 - Fair Value Disclosures (Continued)

Prior to the fourth quarter of 2012, the Company considered fair value for non-maturing deposits, FHLB of New York stock, and accrued interest as Level 1. Beginning in the fourth quarter of 2012, the Company transferred these fair value items to Level 2 as management has concluded there is no active market for inputs to determine their fair value.

	December 31, 2011	
	Carrying Amount	Estimated Fair Value
	(In Thousands)	
Financial Assets:		
Cash and cash equivalents	$ 82,583	$ 82,583
Certificates of deposit	2,640	2,640
Securities available for sale	149	149
Securities held to maturity	16,099	16,662
Loans receivable	350,894	361,974
FHLB of New York stock	1,633	1,633
Accrued interest receivable	1,499	1,499
Financial Liabilities:		
Deposits	353,636	356,950
FHLB of New York advances	20,000	20,686

Note 18 – Parent Company Only Financial Information

The following are the condensed financial statements for Northeast Community Bancorp (Parent company only) as of December 31, 2012 and 2011 and for the years then ended.

Statements of Financial Condition

	December 31,	
	2012	2011
	(In Thousands)	
Assets		
Cash and due from banks	$ 14,039	$ 13,370
Certificates of deposits	299	1,544
Investment in subsidiary	85,511	88,107
ESOP loan receivable	4,031	4,201
Other assets	12	-
Total Assets	$ 103,892	$ 107,222
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 43	$ 157
Total Liabilities	43	157
Total Stockholders' Equity	103,849	107,065
Total Liabilities and Stockholders' Equity	$ 103,892	$ 107,222

Note 18 – Parent Company Only Financial Information (Continued)

Statements of Operations

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Interest income – interest- earning deposits	$ 12	$ 55
Interest income – ESOP loan	348	360
Operating expenses	(275)	(272)
Income before Income Tax Expense and Equity in Undistributed Earnings of Subsidiary	85	143
Income tax expense	35	60
Income before Equity in Undistributed Earnings (Loss) of Subsidiary	50	83
Equity in undistributed earnings (loss) of subsidiary	(2,564)	2,272
Net Income (Loss)	$ (2,514)	$ 2,355

Statements of Cash Flow

	Years Ended December 31,	
	2012	2011
	(In Thousands)	
Cash Flows from Operating Activities		
Net income (loss)	$ (2,514)	$ 2,355
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Equity in undistributed earnings (loss) of subsidiary	2,564	(2,272)
Decrease (increase) in other assets	(12)	22
Decrease in other liabilities	(114)	(6)
Net Cash Provided by (Used in) Operating Activities	(76)	99
Cash Flows from Investing Activities		
Repayment of ESOP loan	170	158
Proceeds from maturity of certificates of deposit	1,245	450
Net Cash Provided by Investing Activities	1,415	608
Cash Flows from Financing Activities		
Cash dividends paid	(669)	(614)
Purchase of treasury stock	-	(3,048)
Net Cash Used in Financing Activities	(669)	(3,662)

Note 18 – Parent Company Only Financial Information (Continued)

Net Decrease in Cash and Cash Equivalents	(670)	(2,955)
Cash and Cash Equivalents - Beginning	13,370	16,325
Cash and Cash Equivalents - Ending	$ 14,039	$ 13,370

Note 19 - Recent Accounting Pronouncements

In 2011, the Financial Accounting Standards Board (FASB) issued, and in 2012 the Company adopted, an accounting update related to Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update amends existing Fair Value Measurements to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The update clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity's stockholder's equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of Level 3 assets. The guidance also creates an exception to existing guidance for entities which carry financial instruments within a portfolio group, under which the entity is now permitted to base the price for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The guidance also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. It also contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of non-financial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this update was effective for interim and annual periods beginning after December 15, 2011. The adoption of the new accounting guidance did not have an impact on the Company's consolidated financial statements.

In June 2011, the FASB issued an accounting update related to, Presentation of Comprehensive Income. The provisions of this update amend the accounting topic to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The update prohibits the presentation of the components of comprehensive income in the statement of stockholder's equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all three presentations were acceptable. Regardless of the presentation selected, the reporting entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. For public entities, the provisions of this update were effective for fiscal years and interim periods beginning after December 31, 2011. The Company has opted to present a separate statement of comprehensive income.

ASU 2011-12: *Deferral of the Effective Date to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05.* In response to stakeholder concerns regarding the operational ramifications of the presentation of these reclassifications for current and previous years, the FASB has deferred the implementation date of this provision to allow time for further consideration. The requirement in ASU 2011-05, *Presentation of Comprehensive Income,* for the presentation of a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income is still effective for fiscal years and interim periods beginning after December 15, 2011 for public companies, and fiscal years ending after December 15, 2011 for nonpublic companies. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

Note 19 - Recent Accounting Pronouncements (Continued)

In July 2012, the FASB issued Accounting Standards Update ("ASU") 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment. Similar to ASU 2011-08, Intangibles - Goodwill and Other (Topic 250) - Testing Goodwill for Impairment.* ASU 2012-02 addresses the growing cost and complexity of performing an analysis to evaluate indefinite-lived intangible assets (other than goodwill) for impairment. This ASU introduces qualitative factors which would simplify the analysis if facts and circumstances make it more-likely-than-not that impairment would not exist. Rather than requiring a purely quantitative impairment test, the ASU provides entities with the option to first examine qualitative factors to make this determination. Factors to be considered would include, but are not limited to:

- Increases in interest rates, salaries, or other operating expenses, which would have a negative impact on future earnings or cash flows;
- Recent financial performance and cash flow trends;
- Aspects of the legal and regulatory environment which are expected to impact future cash flows, such as the Dodd-Frank Act;
- Management turnover;
- Economic and industry conditions.

Entities are required by the guidance to consider both positive and negative impacts of such factors before determining whether it is more-likely-than-not (i.e. greater than 50% probability) that the indefinite-lived intangible asset is impaired. It should be noted that the qualitative portion of the analysis is optional for all issuers.

This ASU is effective for impairment tests performed during fiscal years beginning after September 15, 2012, and may be early adopted if the entity's financial statements for the most recent fiscal or interim period have not yet been issued. The Company is evaluating the impact the new pronouncement might have on its consolidated financial statements.

ASU 2013-02: *Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The objective of this ASU is to improve the reporting of reclassifications out of accumulated other comprehensive income. This ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income, by component, on the respective line items in the income statement if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. Reclassifications that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period are required to be cross-referenced to other U.S. GAAP disclosures that provide additional detail about those amounts. This is the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account rather than directly to income or expense in the same reporting period. For example, some portion of net periodic pension cost is immediately reported in net income, but other portions may be capitalized to an asset balance such as fixed assets or inventory. An entity with significant defined benefit pension costs reclassified out of accumulated other comprehensive income but not to net income in its entirety in the same reporting period should identify the amount of each pension cost component reclassified out of accumulated other comprehensive income and make reference to the relevant pension cost disclosure that provides greater detail about these reclassifications.

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income.

The provisions of this ASU are effective for public entities prospectively for reporting periods beginning after December 15, 2012. For non-public entities this ASU is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is evaluating the impact the new pronouncement might have on its consolidated financial statements.

Executive Officers of Northeast Community Bancorp, Inc.

Kenneth A. Martinek
Chairman of the Board and Chief Executive Officer

Jose M. Collazo
President and Chief Operating Officer

Salvatore Randazzo
Executive Vice President and Chief Financial Officer

Executive Officers of Northeast Community Bank

Kenneth A. Martinek
Chairman of the Board and Chief Executive Officer

Jose M. Collazo
President and Chief Operating Officer

Salvatore Randazzo
Executive Vice President and Chief Financial Officer



NORTHEAST
COMMUNITY BANCORP, INC.

325 Hamilton Avenue
White Plains, NY 10601